VeriFone Holdings, Inc.

2005 Annual Report & Proxy Statement

P.E. 10-31-05

VeriFone

2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

February 17, 2006

Dear Stockholder:

You are cordially invited to attend the 2006 Annual Meeting of Stockholders of VeriFone Holdings, Inc. We will hold the meeting on Wednesday, March 22, 2006 at 2:00 p.m., local time, at the Doubletree Hotel, 2050 Gateway Place, San Jose, CA 95110.

Details of the business to be conducted at the Annual Meeting are provided in the attached Notice of Annual Meeting and Proxy Statement. As a stockholder, you will be asked to vote on a number of important matters. We encourage you to vote on all matters listed in the enclosed Notice of Annual Meeting of Stockholders. The Board of Directors recommends a vote FOR the proposals listed as proposals 1 through 4 in the Notice.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. You can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by phone, over the Internet, or by completing, signing, dating and returning your proxy in the enclosed envelope.

Sincerely,

Douglas G. Bergeron
Chairman of the Board and Chief Executive Officer

YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT YOUR PROXY BY TELEPHONE, INTERNET OR MAIL.

VeriFone

2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

NOTICE OF 2006 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholders of VeriFone Holdings, Inc.:

Notice is hereby given that the 2006 Annual Meeting of Stockholders of VeriFone Holdings, Inc. ("VeriFone") will be held on March 22, 2006 at 2:00 p.m., local time, at the Doubletree Hotel, 2050 Gateway Place, San Jose, CA 95110, to conduct the following items of business:

1. To elect six directors to our Board of Directors for one-year terms.
2. To ratify the selection of Ernst & Young LLP as VeriFone's independent registered public accounting firm for its fiscal year ending October 31, 2006.
3. To approve the VeriFone Bonus Plan.
4. To approve the VeriFone 2006 Equity Incentive Plan.
5. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

The foregoing business items are described more fully in the Proxy Statement accompanying this Notice.

The record date for the determination of the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments and postponements thereof, was the close of business on February 3, 2006. A list of stockholders entitled to vote at the 2006 Annual Meeting will be available for inspection during the ten days prior to the Annual Meeting, during ordinary business hours, at VeriFone's principal offices, 2099 Gateway Place, Suite 600, San Jose, CA, 95110, as well as at the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. To enter the meeting, you will need an admission ticket as well as a form of personal identification. If you hold shares in street name (the name of a bank, broker or other nominee) you should bring either a copy of the voting instruction card provided by your broker or nominee or a recent brokerage statement showing your ownership as of February 3, 2006. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy card.

Whether or not you plan to attend the Annual Meeting, **YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN YOUR PROXY VIA THE INTERNET OR BY TELEPHONE OR TO MARK, SIGN, DATE AND RETURN YOUR PROXY IN THE ENVELOPE PROVIDED.**

By Order of the Board of Directors,

David Turnbull
Secretary
February 17, 2006

Table of Contents

VERIFONE HOLDINGS, INC.
2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

PROXY STATEMENT
FOR
2006 ANNUAL MEETING OF STOCKHOLDERS

PROCEDURAL INFORMATION

General

VeriFone Holdings, Inc. ("VeriFone", the "Company", "we" or "our") is furnishing this Proxy Statement to the holders of its common stock, par value $0.01 per share, in connection with the solicitation by its Board of Directors of proxies to be voted at its 2006 Annual Meeting of Stockholders on Wednesday, March 22, 2006 at 2:00 p.m., local time, and at any adjournments or postponements therefor, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Doubletree Hotel, 2050 Gateway Place, San Jose, CA 95110.

The Notice of Annual Meeting, Proxy Statement and form of proxy, together with VeriFone's Annual Report on Form 10-K for the fiscal year ended October 31, 2005, are first being sent to stockholders on or about February 17, 2006. VeriFone's Annual Report is not a part of this Proxy Statement.

All stockholders are cordially invited to attend the Annual Meeting in person. An admission ticket as well as a form of personal identification are needed to enter the meeting. Stockholders that hold shares in street name (that is, through a bank, broker or other nominee) should bring with them either a copy of the voting instruction card provided by their broker or nominee or a recent brokerage statement confirming their ownership as of February 3, 2006.

Record Date; Voting Rights

Only stockholders of record as of the close of business on February 3, 2006 will be entitled to vote at the Annual Meeting. On that date, there were 67,770,849 shares of common stock outstanding, each of which is entitled to one vote for each matter to be voted on at the Annual Meeting, held by 50 stockholders of record. For information regarding security ownership by management and by beneficial owners of more than 5% of VeriFone's common stock, see "Security Ownership of Certain Beneficial Owners and Management."

Voting; Revocation of Proxies

The shares represented by valid proxies received and not revoked will be voted at the Annual Meeting. If you execute the enclosed proxy card but do not give instructions, your shares will be voted as follows: FOR the election of our director nominees, FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending October 31, 2006, FOR the approval of the VeriFone Bonus Plan, FOR the approval of the VeriFone 2006 Equity Incentive Plan, and otherwise in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting.

A proxy may be revoked at any time before it is voted by (i) delivering a written notice of revocation to our Secretary at 2099 Gateway Place, Suite 600, San Jose, CA, 95110, (ii) subsequently submitting a duly executed proxy bearing a later date than that of the previously submitted proxy (including by telephone or the Internet), or (iii) attending the Annual Meeting and voting in person. Attending the Annual Meeting without voting will not revoke your previously submitted proxy.

Quorum

The holders of a majority of the outstanding shares of common stock on February 3, 2006, present in person or represented by proxy and entitled to vote, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" are treated as present for quorum purposes.

Broker Non-Votes

A "broker non-vote" occurs when your broker submits a proxy for your shares but does not indicate a vote on a particular matter because the broker has not received voting instructions from you and does not have authority to vote on that matter without such instructions. "Broker non-votes" are treated as present for purposes of determining a quorum but are not counted as withheld votes, votes against the matter in question, or as abstentions, nor are they counted in determining the number of votes present for a particular matter.

Under the rules of the Nasdaq Stock Market and the New York Stock Exchange ("NYSE"), if your broker holds shares in your name and delivers this Proxy Statement to you, the broker, in the absence of voting instructions from you, generally will be entitled to vote your shares on the election of directors and the ratification of appointment of Ernst & Young LLP as our independent registered public accounting firm, but not on the approval of the VeriFone Bonus Plan or the VeriFone 2006 Equity Incentive Plan.

Voting Requirements

The number of votes required to approve each of the proposals that are scheduled to be presented at the meeting is as follows:

Proposal	Required Vote
• Election of directors.	• For each nominee, a plurality of the votes cast "for" or "withheld" from such nominee; accordingly the six nominees receiving the highest number of votes "for" will be elected.
• Ratification of appointment of Ernst & Young LLP as VeriFone's independent registered public accounting firm.	• A majority of the votes cast "for" or "against" ratification.
• Approval of the VeriFone Bonus Plan.	• A majority of the votes cast "for" or "against" approval.
• Approval of the VeriFone 2006 Equity Incentive Plan.	• A majority of the votes cast "for" or "against" approval.

Proxy Solicitation

VeriFone will pay the costs of soliciting proxies. In addition to the use of mails, proxies may be solicited by personal or telephone conversation, telegram, facsimile, posting on VeriFone's website, http://www.verifone.com, and by the directors, officers and employees of VeriFone, for which they will not receive additional compensation. VeriFone may reimburse brokerage firms and other owners representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners.

Proxies and ballots will be received and tabulated by ADP Investor Communication Services, VeriFone's inspectors of election for the Annual Meeting. The inspectors of election will treat shares of common stock represented by a properly signed and returned proxy as present at the meeting for purposes of determining a quorum, whether or not the proxy is marked as casting a vote or abstaining or withholding on any or all matters.

Voting by Mail, via the Internet or by Telephone

If you hold your shares in your own name as a holder of record, you may vote your shares by mailing in a completed proxy card or by following the instructions for voting via the Internet or by telephone that are set forth on the proxy card. To vote by mailing a proxy card, sign and return the proxy card in the enclosed prepaid and addressed envelope, and your shares will be voted at the Annual Meeting in the manner you direct. The Internet and telephone voting procedures are designed to authenticate each stockholder's identity and to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded. If you vote via the Internet or telephone, you do not need to return your proxy card. Stockholders voting via the Internet or by telephone should understand that there may be costs associated with voting in these manners, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

Votes submitted by mail, via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on March 21, 2006. Submitting your vote by mail, via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

If your shares are registered in the name of a bank or brokerage firm, you will receive instructions from your bank or brokerage firm that must be followed in order for the record holder to vote the shares per your instructions. Many banks and brokerage firms have a process for their beneficial holders to provide instructions over the telephone or via the Internet. If telephone or Internet voting is unavailable from your bank or brokerage firm, please complete and return the enclosed voting instruction card in the prepaid and addressed envelope provided.

Stockholder Proposals for the 2007 Annual Meeting

In the event that a stockholder wishes to have a proposal considered for presentation at our 2007 Annual Meeting and included in our proxy statement and form of proxy used in connection with such meeting, the proposal must be submitted to our Secretary no later than October 20, 2006. Any such proposal must comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

Under our bylaws, if a stockholder, rather than including a proposal in the proxy statement as discussed above, seeks to propose business for consideration at that meeting, notice must be received by the Secretary at our principal executive offices at 2099 Gateway Place, Suite 600, San Jose, CA, 95110, not less than 90 days prior to the first anniversary of the preceding year's Annual Meeting. To be timely for the 2007 Annual Meeting, the notice must be received by the Secretary no later than December 22, 2006. However, in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days from such anniversary date, to be timely, notice by the stockholder must be so delivered not earlier than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

DIRECTOR INDEPENDENCE AND CORPORATE GOVERNANCE

Director Independence

For a member of our Board of Directors (the "Board") to be considered independent under the NYSE rules, the Board must determine that the director does not have a material relationship with VeriFone and/or its consolidated subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with any of those entities). The Board has determined that a majority of its members are independent under NYSE rules.

Our Board has undertaken a review of the independence of directors nominated for election at the 2006 Annual Meeting in accordance with standards that the Board and the Corporate Governance and Nominating Committee have established to assist the Board in making independence determinations. Any relationship listed under the heading "Material Relationships" below will, if present, be deemed material for the purposes of determining director independence. If a director has any relationship that is considered material, the director will not be considered independent. Any relationship listed under the heading "Immaterial Relationships" below will be considered categorically immaterial for the purposes of determining director independence. Multiple "Immaterial Relationships" will not collectively create a material relationship that would cause the director to not be considered independent. In addition, the fact that a particular relationship is not addressed under the heading "Immaterial Relationships" will not automatically cause a director to not be independent. If a particular relationship is not addressed under the standards established by the Board, the Board will review all of the facts and circumstances of the relationship to determine whether or not the relationship, in the Board's judgment, is material.

Material Relationships

Any of the following shall be considered material relationships that would prevent a director from being determined to be independent:

Auditor Affiliation. The director is a current partner or employee of VeriFone's internal or external auditor or a member of the director's immediate family (including the director's spouse; parents; children; siblings; mothers-, fathers-, brothers-, sisters-, sons- and daughters-in-law; and anyone who shares the director's home, other than household employees) is a current employee of such auditor who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice or a current partner of such auditor. Or, the director or an immediate family member of the director was a partner or employee of the firm who personally worked on VeriFone's audit within the last five years.

Business Transactions. The director is an employee of another entity that, during any one of the past five years, received payments from VeriFone, or made payments to VeriFone, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues. Or, a member of the director's immediate family has been an executive officer of another entity that, during any one of the past five years, received payments from VeriFone, or made payments to VeriFone, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues.

Employment. The director was an employee of VeriFone at any time during the past five years or a member of the director's immediate family was an executive officer of VeriFone in the prior five years.

Interlocking Directorships. During the past five years, the director or an immediate family member of the director was employed as an executive officer by another entity where one of VeriFone's current executive officers served at the same time on the compensation committee.

Other Compensation. A director or an immediate family member of a director received more than $100,000 per year in direct compensation from VeriFone, other than director and committee fees, in the past five years.

Professional Services. A director is (i) a partner of or of counsel to a law firm that performs substantial legal services to VeriFone on a regular basis or (ii) a partner or officer of an investment bank or consulting firm that performs substantial services to VeriFone on a regular basis.

Immaterial Relationships

The following relationships shall be considered immaterial for purposes of determining director independence:

Affiliate of Stockholder. A relationship arising solely from a director's status as an executive officer, principal, equity owner or employee of an entity that is a stockholder of VeriFone.

Certain Business Transactions. A relationship arising solely from a director's status as an executive officer, employee or equity owner of an entity that has made payments to or received payments from VeriFone for property or services shall not be deemed a material relationship or transaction that would cause a director not to be independent so long as the payments made or received during such other entity's last five fiscal years are not in excess of the greater of $1 million or 2% of such other entity's annual consolidated gross revenues.

Director Fees. The receipt by a director of director and committee fees from VeriFone.

Other Relationships. Any relationship or transaction that is not covered by any of the standards listed above in which the amount involved does not exceed $25,000 in any fiscal year shall not be deemed a material relationship or transaction that would cause a director not to be independent.

Notwithstanding the foregoing, no relationship shall be deemed categorically immaterial pursuant to this section to the extent that it is required to be disclosed in SEC filings under Item 404 of Regulation S-K.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines that provide the framework for the corporate governance principles of VeriFone. These corporate governance principles are reviewed annually by our Corporate Governance and Nominating Committee, and changes are recommended to the Board for approval as appropriate. Our corporate governance guidelines are available on the Investor Relations section of our website, http://ir.verifone.com/, and are available in print to any stockholder who requests it.

Code of Business Conduct and Ethics

VeriFone has adopted a Code of Business Conduct and Ethics, which can be found in the Investor Relations section of our website, http://ir.verifone.com/, and is available in print to any stockholder who requests it. The Code of Business Conduct and Ethics applies to all of VeriFone's employees, officers and directors. We will post any amendments to or waivers from a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the "code of ethics" definition set forth in Item 406(b) of Regulation S-K at http://ir.verifone.com/.

Director Attendance at Meetings

Each of our directors is expected to attend the Annual Meeting. Although our Board recognizes that conflicts may occasionally prevent a director from attending a Board or stockholder meeting, the Board expects each director to make every possible effort to keep such absences to a minimum. Following our initial public offering through the end of fiscal 2005, the Board held 2 meetings. During that period, all directors attended 100% of the meetings of the Board and committees of the Board on which they served. The annual meeting of stockholders scheduled for March 22, 2006 is the first annual meeting subsequent to our initial public offering.

Executive Sessions

Non-employee directors meet in executive session with no management directors or employees present at each regularly scheduled Board meeting. Absent a decision of the non-employee directors to the contrary, the presiding director at these meetings will be the Chairman of the Compensation Committee.

Communications with Directors

Stockholders may direct communications to individual directors, including the presiding director, to a board committee, the independent directors as a group or to the Board as a whole, by addressing the communication to the named individual, to the committee, the independent directors as a group or to the Board as a whole c/o Corporate Secretary, VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, CA, 95110. VeriFone's Secretary will review all communications so addressed and will relay to the addressee(s) all communications determined to relate to the business, management or governance of VeriFone.

Committees of our Board of Directors

Our Board has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee

Our Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. Our Board has adopted an Audit Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com and in print to any stockholder who requests it and defines the Audit Committee's purposes to include:

- Overseeing the compensation for and supervising our independent registered public accounting firm,
- Reviewing our internal accounting procedures, systems of internal controls and financial statements,
- Reviewing and approving the services provided by our internal auditors and independent registered public accounting firm, including the results and scope of their audits, and
- Resolving disagreements between management and our independent registered public accounting firm.

Following our initial public offering, during fiscal 2005, our Audit Committee met 4 times, including 4 executive sessions and 4 private sessions with each of external counsel and our independent registered public accounting firm.

Our Board of Directors and our Corporate Governance and Nominating Committee have determined that each member of the Audit Committee is "independent" within the meaning of the rules of both the NYSE and the Securities and Exchange Commission ("SEC").

The report of the Audit Committee is included in this Proxy Statement under "Report of the Audit Committee."

Compensation Committee

Our Board of Directors has adopted a Compensation Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com and in print to any stockholder who requests it and defines the Compensation Committee's purposes to include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of VeriFone's Chief Executive Officer ("CEO"), evaluating the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving the CEO's compensation level based on this evaluation,
- Making recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans, including the 2005 Employee Equity Incentive Plan, overseeing the activities of the individuals responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans,
- Approving any new equity compensation plan or any material change to an existing plan where stockholder approval has not been obtained,

- In consultation with management, overseeing regulatory compliance with respect to compensation matters, including overseeing VeriFone's policies on structuring compensation programs to preserve tax deductibility, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code,
- Making recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any current or former executive officer of VeriFone, and
- Preparing an annual Report of the Compensation Committee for inclusion in our annual proxy statement.

Following our initial public offering, during fiscal 2005, our Compensation Committee met 2 times, including 2 executive sessions.

Our Board of Directors and our Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Compensation Committee is included in this Proxy Statement under "Report of the Compensation Committee."

Corporate Governance and Nominating Committee

Our Board of Directors has adopted a Corporate Governance and Nominating Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com and in print to any stockholder who requests it and defines the Corporate Governance and Nominating Committee's purposes to include:

- Making recommendations to the Board from time to time as to changes that the Corporate Governance and Nominating Committee believes to be desirable to the size of the Board or any committee thereof,
- Identifying individuals believed to be qualified to become Board members, consistent with criteria approved by the Board, and to select, or recommend to the Board, the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders,
- Developing and recommending to the Board standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director,
- Identifying Board members qualified to fill vacancies on any committee of the Board (including the Corporate Governance and Nominating Committee) and to recommend that the Board appoint the identified member or members to the respective committee,
- Establishing procedures for the Corporate Governance and Nominating Committee to exercise oversight of the evaluation of the Board and management,
- Developing and recommending to the Board a set of corporate governance principles applicable to VeriFone and reviewing those principles at least once a year, and
- Assisting management in the preparation of the disclosure in VeriFone's annual proxy statement regarding the operations of the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee has not established specific minimum age, education, experience, or skill requirements for potential members, but, in general, expects that qualified candidates will have managerial experience in a complex organization and will be able to represent the interests of the stockholders as a whole. The Corporate Governance and Nominating Committee considers each candidate's judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. In addition, each candidate must have the time and ability to make a constructive contribution to the Board.

The Corporate Governance and Nominating Committee has generally identified nominees based upon suggestions by directors, management, outside consultants and stockholders. Members of the Corporate Governance and Nominating Committee discuss and evaluate possible candidates in detail and suggest individuals to explore in more depth. Once a candidate is identified for serious consideration, the nominee is referred to the Board for full Board consideration of the nominee.

The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders in the same manner as other candidates. Stockholders may nominate candidates for director in accordance with the advance notice and other procedures contained in our Bylaws.

Following our initial public offering, during fiscal 2005, our Corporate Governance and Nominating Committee met 2 times, including 2 executive sessions.

Our Board of Directors and our Corporate Governance and Nominating Committee have determined that each member of the Corporate Governance and Nominating Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Corporate Governance and Nominating Committee is included in this Proxy Statement under "Report of the Corporate Governance and Nominating Committee."

Committee Membership

The table below summarizes membership information for each of the Board committees:

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Douglas G. Bergeron			
Craig A. Bondy			✓
James C. Castle	✓		✓ (Chairman)
Leslie G. Denend*	✓	✓ (Chairman)	✓
Robert B. Henske	✓ (Chairman)	✓	
Collin E. Roche		✓	

✓ = Member

* Dr. Denend became a member of the Corporate Governance and Nominating Committee in January 2006, replacing Mr. Bergeron.

Audit Committee Financial Expert

Our Board has determined that Robert B. Henske is qualified as an Audit Committee financial expert within the meaning of SEC regulations. In making this determination, the Board considered the following qualifications: (a) understanding of generally accepted accounting principles ("GAAP"); (b) ability to apply GAAP to accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the issues likely to be raised by our financial statements, or experience actively supervising persons engaged in these activities; (d) understanding of internal control over financial reporting; and (e) understanding of Audit Committee functions.

Director Compensation

For fiscal 2005 and 2006, all directors who are not our employees or representatives of our significant stockholders receive annual fees for service on the Board and Board committees as follows:

Annual director retainer	$30,000
Annual committee chair retainers:	
Audit Committee	$10,000
Compensation Committee	$ 5,000
Corporate Governance and Nominating Committee	$ 5,000
Annual committee member retainers:	
Audit Committee	$ 5,000
Compensation Committee	$ 2,500
Corporate Governance and Nominating Committee	$ 2,500

All annual fees are paid in quarterly installments. In addition, under our Outside Directors' Stock Option Plan, we have granted to each director who is not our employee, upon the director's initial appointment to the Board, options to purchase 30,000 shares of our common stock and plan, each year thereafter, to grant options to purchase an additional 7,500 shares of our common stock. The exercise price for these options is the fair market value of our common stock at the time of the grant of the options. For each grant of options, one quarter of the options vest after one year, and the remainder vest ratably by quarter over the succeeding three years. The options have a term of seven years. Beginning February 1, 2006, all directors who are not our employees or representatives of our significant stockholders will also receive $2,000 per day for each Board and committee meetings attended in person. Directors are reimbursed for all reasonable expenses incurred by a director as a result of attendance at any of these meetings. Directors associated with our significant stockholders have waived their director fees.

PROPOSAL 1: ELECTION OF DIRECTORS

The business and affairs of VeriFone are managed under the direction of our Board of Directors. Our Board has responsibility for establishing broad corporate policies and for the overall performance of VeriFone, rather than for day-to-day business operations. Our Board presently consists of six members. All of our directors are elected annually for a one-year term expiring at the Annual Meeting of Stockholders in the following year. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal.

The proxy holders named on the proxy card intend to vote for the election of the six nominees listed below. The Board has selected these nominees on the recommendation of the Corporate Governance and Nominating Committee. If at the time of the meeting one or more of the nominees have become unable to serve, shares represented by proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee knows of no reason why any of the nominees will be unable to serve.

Nominees for Election to the Board of Directors for a One-Year Term Expiring in 2007

Douglas G. Bergeron. Mr. Bergeron, age 45, has served as Chairman of the Board of Directors and as Chief Executive Officer of VeriFone Holdings, Inc. since July 2001. From December 2000 to June 2002,

Mr. Bergeron was Group President of Gores Technology Group and, from April 1999 to October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts degree (with Honors) in Computer Science from York University in Toronto, Canada, and a Masters of Science degree from the University of Southern California. Mr. Bergeron is on the board of First Consulting Group, Inc. of Long Beach, California and the Multiple Sclerosis Society of Silicon Valley and a member of the Listed Company Advisory Committee of the NYSE.

Craig A. Bondy. Mr. Bondy, age 32, has served as a director since July 2002. He is a Principal of GTCR Golder Rauner, L.L.C., which he joined in August 2000. He previously worked in the investment banking department of Credit Suisse First Boston. He received a B.B.A. in Finance from the Honors Business Program at the University of Texas at Austin and an M.B.A. from the Stanford Graduate School of Business. Mr. Bondy serves on the boards of directors of several private companies in GTCR's portfolio.

James C. Castle. Dr. Castle, age 69, has served as a director since January 2005. Dr. Castle is currently President and Chief Executive Officer of Castle Information Technologies, LLC, a provider of information technology and board of directors consulting services, since 2001. He was formerly the Chairman of the Board and Chief Executive Officer of DST Systems of California, Inc. (formerly USCS International, Inc.), a position he held from August 1992 to April 2002. DST Systems of California is a worldwide provider of computer services to the cable industry and a provider of billing services to the cable, telephony, financial services and utility industries. From 1991 to 1992, Dr. Castle was President and Chief Executive Officer of Teradata Corporation, until that company merged with NCR Corporation, a subsidiary of AT&T. From 1987 to 1991, Dr. Castle was Chairman of the Board, President, Chief Executive Officer and a director of Infotron Systems Corporation. Dr. Castle earned a Ph.D. in computer and information sciences from the University of Pennsylvania, an M.S.E.E. from the University of Pennsylvania and a B.S. from the U.S. Military Academy at West Point. Dr. Castle is also a director of ADC Telecommunications, Inc., a supplier of network equipment, software and systems integration services, The PMI Group, Inc., a provider of credit enhancement and other products that promote homeownership and facilitate mortgage transactions in the capital markets, and Southwest Water Company, a provider of a broad range of services, including water production and distribution.

Leslie G. Denend. Dr. Denend, age 64, has served as a director since January 2005. Dr. Denend was President of Network Associates, Inc., from December 1997 until May 1998. Since 1998, Dr. Denend has served on the boards of numerous public and private companies. Dr. Denend also was President and CEO of Network General Corporation from February 1993 until December 1997 and Chairman, President and CEO of Vitalink Communications Corporation from October 1990 until its acquisition by Network Systems Corp. in June 1991. Dr. Denend remained as a business unit president at Network Systems Corp. until December 1992. He was Executive Vice President at 3Com Corporation from January 1989 until October 1990. He was also a partner in McKinsey and Company from December 1984 until January 1989. Dr. Denend served as Executive Assistant to the Executive Director of the Council on International Economic Policy in the Executive Office of the President from August 1974 until August 1975, as a member of the National Security Council Staff from June 1977 until 1979, when he became the Special Assistant to the Assistant to the President for National Security Affairs, until January 1981. Dr. Denend also served as Deputy Director of the Cabinet Council on Economic Affairs from May 1982 until June 1983. Dr. Denend earned a Ph.D. and an M.B.A. from Stanford University and a B.S. from the U.S. Air Force Academy. He also currently serves as a director of Exponent, Inc., a science and engineering consulting firm, and McAfee, Inc., a supplier of computer security solutions.

Robert B. Henske. Mr. Henske, age 44, has served as a director since January 2005. Mr. Henske is currently senior vice president and general manager of the consumer tax group of Intuit Inc., which he joined in 2003. Mr. Henske served as Intuit's Chief Financial Officer from 2003 to 2005. He was previously CFO of Synopsys Inc., a supplier of electronic design automation software from May 2000 until January 2003. Mr. Henske was also CFO at American Savings Bank, a partner at Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm, and a partner at Bain & Company. He earned an M.B.A. in finance and strategic planning from the Wharton School at the University of Pennsylvania and a B.A. in chemical engineering from Rice University.

Collin E. Roche. Mr. Roche, age 34, has served as a director since July 2002. Mr. Roche is currently a Principal of GTCR Golder Rauner, L.L.C., which he joined in 1996 and rejoined in 2000 after receiving an M.B.A. from Harvard Business School. Prior to joining GTCR, Mr. Roche worked as an investment banking analyst at Goldman, Sachs & Co. and as an associate at Everen Securities. He received a B.A. in Political Economy from Williams College. Mr. Roche serves on the boards of directors of Syniverse Holdings, Inc., a provider of mission-critical technology services to wireless telecommunications companies worldwide, and several private GTCR portfolio companies.

There are no family relationships among any directors, nominees or executive officers of VeriFone.

Directors' Recommendation

The Board of Directors unanimously recommends a vote FOR the election of each of Douglas G. Bergeron, Craig A. Bondy, James C. Castle, Leslie G. Denend, Robert B. Henske, and Collin E. Roche to the Board of Directors.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee (the "Compensation Committee") consists exclusively of non-employee, independent directors.

The general purpose of the Compensation Committee of VeriFone is to (1) review and approve corporate goals and objectives relating to the compensation of VeriFone's CEO, evaluate the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation and (2) make recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans, among other things. VeriFone's Board of Directors and its Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

Following VeriFone's initial public offering in May 2005, the Compensation Committee intends to evaluate each of the components of VeriFone's executive compensation strategy annually.

Philosophy and Objectives

The goals of VeriFone's compensation program are to align executive compensation with VeriFone's business objectives and performance, to enable VeriFone to attract, retain and motivate executives and other key employees who contribute to VeriFone's short-term and long-term financial goals and to motivate them to enhance long-term stockholder value, while at the same time offering overall compensation that is competitive with that offered for comparable positions in similar companies.

The Compensation Committee has retained an independent advisor and resource to help develop and execute VeriFone's total executive compensation strategy. The independent advisor provides the Compensation Committee with survey data using analyses of benchmark positions from selected companies, or a group of companies, with whom VeriFone competes for the recruitment and retention of executive personnel. The survey group information includes comparative data regarding base salaries, annual variable cash compensation, and long-term, equity-based incentives.

VeriFone's compensation strategy consists of three major components: competitive base salaries, annual incentives and long-term incentives. The philosophy and operation of each component of our executive compensation is discussed below:

Base Salary. Base salary is the fixed portion of executive pay and compensates individuals for expected day-to-day performance. Such salaries are determined by evaluating the responsibilities of the position and the experience of the particular individual as well as considering competitive pay practices in VeriFone's industry. In the course of its review, the Compensation Committee considers the factors discussed above as well as the individual's personal performance during the prior year.

Annual Incentives. The Compensation Committee believes that a substantial portion of each executive officer's annual compensation should be in the form of variable incentive pay. Accordingly, targeted payouts are established at the beginning of each fiscal year based on certain revenue and income targets ("Operating Forecasts").

No payouts are made unless the minimum amount of Operating Forecasts are achieved. If the minimum Operating Forecasts are reached, the payout amount can range from 0% to 200% of the targeted payout, based on (a) the Committee's evaluation of VeriFone's achievement of Operating Forecasts as compared to the targeted amounts and (b) the individual's personal performance during the prior year.

The Compensation Committee must certify the achievement of Operating Forecasts attained before authorizing the payment of annual incentives to executive officers. For fiscal 2005, the Compensation Committee believes that VeriFone significantly exceeded the targeted Operating Forecasts and the Compensation Committee determined that up to 200% of the targeted bonus payouts should be paid to VeriFone's executive officers.

Long-Term Incentive Plans. In addition to the objectives discussed above, the Compensation Committee believes that a substantial portion of each executive officer's compensation should be in the form of long-term incentives in order to enhance the alignment of the interests of executive officers with those of VeriFone's stockholders. The Compensation Committee determines targeted incentive awards at the beginning of each year, based on VeriFone's achievement of total stockholder return ("TSR") as compared to the TSR of other companies in VeriFone's peer group, excluding VeriFone from that index; in addition, the amount of each executive's targeted incentive award is based on his or her position within VeriFone, his or her recent performance, his or her potential for future responsibility and promotion, and comparable awards made to executives in similar positions with VeriFone's peers. The relative weight given to each of these factors may vary among executives, at the Compensation Committee's discretion.

The amounts of long-term incentives actually awarded can range from 0% to 200% of the targeted incentive awards, depending upon the level of relative TSR as compared to the companies in the applicable peer index. No payouts are made unless the relative TSR equals or exceeds the relative TSR threshold set at the 25th percentile.

The Compensation Committee must certify the achievement of the levels of relative TSR prior to authorizing any long-term incentive awards to certain executives. Long-term incentive awards are paid in the form of restricted stock, stock options with an exercise price equal to the fair market value of VeriFone's common stock on the date of grant, or a combination of the two. Options and shares of restricted stock granted under the program generally vest in four equal annual installments beginning one year after the date of grant, and such options generally have 7-year terms.

In connection with VeriFone's initial public offering, the Compensation Committee approved long-term incentive awards in the form of stock options to its executive officers (other than the CEO) covering a one-year performance cycle ended April 30, 2005, based on VeriFone's performance as a private company during such one-year performance cycle compared with other companies in VeriFone's peer group in light of a number of operating metrics, including, among others, improvements in gross margin, increases in revenue and improvements to net income.

Chief Executive Officer Compensation

Mr. Bergeron's compensation for fiscal 2005 was as follows:

Base Salary: Mr. Bergeron's annual base salary was set at $535,500.

Annual Incentives: Pursuant to his employment contract, Mr. Bergeron's target annual bonus was set at 100% of his annual base salary. Based on VeriFone's performance during fiscal 2005, the Compensation Committee, in its discretion, determined that for fiscal 2005 Mr. Bergeron should receive an annual bonus of 200% of his annual base salary.

Long-Term Incentives: VeriFone did not award any long-term incentives to Mr. Bergeron during fiscal 2005. The Committee expects to award long-term incentives to Mr. Bergeron, based on the performance of VeriFone during the one-year and two-year performance cycles ending on April 30, 2006 in fiscal 2006.

Deductibility

Section 162(m) of the Internal Revenue Code (the "Code") limits the deductibility of compensation in excess of $1 million paid to VeriFone's named executive officers unless this compensation qualifies as "performance-based." Given the consistent profitability of VeriFone, the Committee believes that it is in the best interests of VeriFone and its stockholders to pay bonuses to its named executive officers that are deductible by VeriFone for federal income tax purposes. However, the Committee retains the flexibility to approve annual, long-term or other compensation arrangements that do not qualify for tax deductibility under Section 162(m) if the Committee believes that such compensation is in the best interests of VeriFone and its stockholders. A portion of Mr. Bergeron's compensation in fiscal 2005 may not qualify for tax deductibility under Section 162(m) of the Code.

Conclusion

The Compensation Committee finds the total compensation granted to the executive officers individually and in the aggregate to be reasonable and not excessive. As described in further detail above, the Compensation Committee is committed to a performance-based compensation methodology that links a significant portion of compensation for our executive officers (including our CEO) to individual and VeriFone performance. To meet this objective and other objectives, the Compensation Committee will evaluate VeriFone's compensation policies on an ongoing basis and will determine whether any changes need to be made to VeriFone's compensation policies.

COMPENSATION COMMITTEE

Leslie G. Denend, Chair
Robert B. Henske
Collin E. Roche

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The primary purposes of the Corporate Governance and Nominating Committee are to (i) identify individuals qualified to become members of the Board of Directors, (ii) develop and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director, (iii) develop and recommend to the Board a set of corporate governance principles and (iv) assist management in the preparation of disclosure in this Proxy Statement regarding the operations of the Corporate Governance and Nominating Committee.

The Board has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each non-employee director of VeriFone is "independent" within the meaning of the rules of the NYSE and the SEC. The Corporate Governance and Nominating Committee currently consists of Dr. Denend and Mr. Bondy, as well as Dr. Castle, as chairman. Dr. Denend joined the Committee in January 2006. The Board has determined that each of member of the Committee is "independent" within the meaning of the rules of the NYSE and the SEC. During the period from our initial public offering to December 31, 2005, Mr. Bergeron served as a member of the Corporate Governance and Nominating Committee.

On an ongoing basis during fiscal 2005, the Corporate Governance and Nominating Committee evaluated potential candidates for positions on the Board and its committees, in each case in accordance with the criteria set forth in VeriFone's Corporate Governance Guidelines. The Corporate Governance and Nominating Committee approved and recommended to the Board of Directors the six director nominees currently standing for election at the Annual Meeting.

Over the course of fiscal year 2005, the Corporate Governance and Nominating Committee reviewed with management both the long-term and emergency succession plans for the Chief Executive Officer and other key employees. The Corporate Governance and Nominating Committee has engaged an external executive search firm to assist in identifying qualified independent candidates to serve on VeriFone's Board of Directors.

As part of its duties, in September 2005, the Corporate Governance and Nominating Committee also reviewed the Committee's charter and VeriFone's Corporate Governance Guidelines to determine whether any changes to the charter or the guidelines were deemed necessary or desirable by the Committee. After completing this review, the Committee recommended to the Board that no amendments to these documents needed to be made at that time.

The Committee also conducted an evaluation of its own performance that included an evaluation of its performance compared with the requirements of the charter of the Committee. During fiscal 2005, the Corporate Governance and Nominating Committee performed all of its duties and responsibilities under the Corporate Governance and Nominating Committee Charter.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

James C. Castle, Chair
Craig A. Bondy
Leslie G. Denend

REPORT OF THE AUDIT COMMITTEE

The purpose of the Audit Committee of VeriFone is to assist the Board of Directors in fulfilling its oversight responsibility to the stockholders, potential stockholders, the investment community, and others relating to: (i) the integrity of VeriFone's financial statements; (ii) VeriFone's compliance with legal and regulatory requirements; (iii) VeriFone's independent registered public accounting firm's qualifications and independence; (iv) the performance of VeriFone's internal audit function and independent registered public accounting firm; (v) the retention of VeriFone's independent registered public accounting firm; and (vi) the preparation of this report.

The Board of Directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each member of the Audit Committee is "independent" within the meaning of the rules of the NYSE and the SEC. The Audit Committee currently consists of Drs. Castle and Denend, as well as Mr. Henske, as chairman, whom the Board of Directors has designated as an "Audit Committee Financial Expert" within the meaning of applicable SEC rules.

As set forth in the Audit Committee charter, a copy of which is attached to this Proxy Statement as Annex A, management is responsible for the preparation, presentation, and integrity of VeriFone's financial statements, for the appropriateness of the accounting principles and reporting policies that are used by VeriFone and for implementing and maintaining internal control over financial reporting. The independent registered public accounting firm is responsible for auditing VeriFone's financial statements and for reviewing VeriFone's unaudited interim financial statements.

In fulfilling their responsibilities, it is recognized that members of the Audit Committee are not full-time employees of VeriFone and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. Members of the Audit Committee necessarily rely on the information provided to them by management and the independent registered public accounting firm. Accordingly, the Audit Committee's considerations and discussions referred to below do not assure that the audit of VeriFone's financial statements has been carried out in accordance with generally accepted accounting principles or that VeriFone's auditors are in fact "independent."

In the performance of its oversight function, the Audit Committee has considered and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from VeriFone and its management, including the matters in the written disclosures and letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, a copy of which the Audit Committee has received. All non-audit services performed by the registered public accounting firm must be specifically pre-approved by the Audit Committee or a member thereof.

In reliance on the reviews and discussions referred to above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board the inclusion of the audited financial statements in VeriFone's Annual Report on Form 10-K for the year ended October 31, 2005, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Robert B. Henske, Chair
James C. Castle
Leslie G. Denend

EXECUTIVE COMPENSATION

The following table sets forth summary compensation information for VeriFone's chief executive officer and its four most highly compensated executive officers other than its chief executive officer for the years ended October 31, 2004 and 2005. These executives are referred to in this Proxy Statement as the "named executive officers".

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards		
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)(1)	Restricted Stock Awards($)(2)	Securities Underlying Options(#)	All Other Compensation($)
Douglas G. Bergeron	2005	535,500	1,070,000	39,104	—	—	6,694(3)
Chairman of the Board of Directors and Chief Executive Officer	2004	535,500	350,000	39,104	—	—	351,278(4)
Jesse Adams	2005	280,000	202,955	2,607	—	125,000	8,840(5)
Executive Vice President, North America Sales	2004	280,600	108,129	2,607	—	—	11,520(6)
William Atkinson	2005	275,000	217,050	2,607	—	125,000	8,177(7)
Executive Vice President, Global Marketing and Business Development	2004	275,000	104,700	2,607	—	—	7,536(8)
David Turnbull	2005	280,000	199,750	2,607		125,000	726(9)
Executive Vice President, Operations	2004	250,000	94,741	2,607	—	—	792(10)
Barry Zwarenstein	2005	300,000	200,000	—	—	125,000	8,039(11)
Senior Vice President and Chief Financial Officer	2004	103,461(12)	150,000	—	—	325,000	330(13)

(1) Relates to the difference between fair value at time of the grant of restricted stock and the purchase price for restricted stock granted under our 2002 Securities Purchase Plan. The amount represents the pro rata amount of such discount for the restricted stock vesting during the fiscal year.

(2) As of October 31, 2005, our named executive officers owned restricted shares of our common stock with values as follows: Mr. Bergeron (together with his affiliate DGB Investments, Inc.), 1,564,170 shares with a value of $36,288,744; Mr. Adams, 104,278 shares with a value of $2,419,250; Mr. Atkinson, 104,278 shares with a value of $2,419,250; and Mr. Turnbull, 104,278 shares with a value of $2,419,250. These values are based on the closing price of $23.20 per share of our common stock on the NYSE on October 31, 2005. The restricted stock described in this footnote will vest ratably on July 1 of each of the years 2006 and 2007. Dividends are payable on the restricted stock described in this footnote; however, each of the named executive officers has agreed with us that, if he voluntarily resigns, he will repay to us any cash dividends, net of federal, state and local taxes, that he has received in respect of shares of stock that remain restricted on the date of resignation.

(3) Comprised of $5,968 of company 401(k) plan matching contribution and $726 of life insurance premium.

(4) Comprised of $175,038 of relocation related payment, $171,878 paid to compensate Mr. Bergeron for taxes due on the relocation related payment, $3,570 of company 401(k) plan matching contribution and $792 of life insurance premium.

(5) Comprised of $8,114 of company 401(k) plan matching contribution and $726 of life insurance premium.

(6) Comprised of $10,728 of company 401(k) plan matching contribution and $792 of life insurance premium.

(7) Comprised of $7,451 of company 401(k) plan matching contribution and $726 of life insurance premium.

(8) Comprised of $6,744 of company 401(k) plan matching contribution and $792 of life insurance premium.

(9) Comprised of $726 of life insurance premium.

(10) Comprised of $792 of life insurance premium.

(11) Comprised of $7,313 of company 401(k) plan matching contribution and $726 of life insurance premium.

(12) Represents partial year salary. Mr. Zwarenstein became our Senior Vice President and Chief Financial Officer on July 1, 2004.

(13) Comprised of $330 of life insurance premium.

Stock Option Grants in the Year Ended October 31, 2005

The following table sets forth information regarding stock options we granted during the year ended October 31, 2005 to the named executive officers. We granted options to employees to purchase common stock equal to a total of 2,408,700 shares during the year ended October 31, 2005. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. For each grant of options, one quarter of the options vest after one year, and the remainder vest ratably by quarter over the succeeding three years. The options have a term of seven years.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)	
	Number of Shares of Common Stock Underlying Option/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in FY 2005	Exercise or Base Price Per Share($)	Expiration Date	5%	10%
Douglas G. Bergeron	—	—	—	—	—	—
Jesse Adams	125,000	5.2%	10.00	04/29/2012	508,876	1,185,896
William Atkinson	125,000	5.2%	10.00	04/29/2012	508,876	1,185,896
David Turnbull	125,000	5.2%	10.00	04/29/2012	508,876	1,185,896
Barry Zwarenstein	125,000	5.2%	10.00	04/29/2012	508,876	1,185,896

Aggregate Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information about unexercised options held by each named executive officer as of October 31, 2005. These values are based on the closing price of $23.20 per share of our common stock on the NYSE on October 31, 2005.

Named Executive Officer	Shares acquired on exercise(#)	Value realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-The-Money Options at Fiscal Year-End(1)($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas G. Bergeron	—	—	—	—	—	—
Jesse Adams	—	—	16,250	133,750	327,438	1,826,313
William Atkinson	—	—	16,250	133,750	327,438	1,826,313
David Turnbull	—	—	16,250	133,750	327,438	1,826,313
Barry Zwarenstein	—	—	81,250	368,750	1,618,500	6,505,500

(1) "Value of Unexercised In-The-Money Options" is the aggregate, calculated on a grant-by-grant basis, of the product of the number of unexercised options at our 2005 fiscal year-end multiplied by the difference between the exercise price for the grant and the closing price per share of our common stock on the NYSE on October 31, 2005 ($23.20). The actual value, if any, that will be realized upon the exercise of an option will depend upon the difference between the exercise price of the option and the market price of our common stock on the NYSE on the date that the option is exercised.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

Douglas G. Bergeron

We entered into a senior management agreement with Mr. Bergeron dated July 1, 2002, containing provisions relating to employment terms and stock ownership.

The senior management agreement provides for Mr. Bergeron to serve as the Chief Executive Officer of VeriFone, until his resignation, disability or death, or a decision by our Board of Directors to terminate his employment with or without cause (as defined in the agreement). Mr. Bergeron's annual base salary was initially set at $510,000, subject to any increase as determined by the Board based on achievements of budgetary or other objectives set by the Board, and Mr. Bergeron was also eligible for a bonus, based upon the achievement of budgetary and other objectives set by the Board. Mr. Bergeron was paid a base salary of $513,188 and a bonus of $305,000 for fiscal year 2003 and a base salary of $535,500 and a bonus of $350,000 for fiscal year 2004. On December 27, 2004, Mr. Bergeron's senior management agreement was amended to provide for an annual base salary of $535,000 for fiscal year 2005 and to provide for Mr. Bergeron to be eligible for a bonus of up to 100% of his annual base salary. Notwithstanding Mr. Bergeron's senior management agreement, the Compensation Committee, in its discretion, determined that in fiscal 2005 Mr. Bergeron should be awarded a bonus equal to 200% of his annual base salary.

If Mr. Bergeron's employment is terminated without cause or he resigns for good reason (as defined in the agreement), then during the one-year period following his termination (or any extension to that period which may apply), Mr. Bergeron would be entitled to receive an amount equal to his annual base salary plus an amount equal to the bonus he received for the immediately preceding full fiscal year.

Mr. Bergeron's senior management agreement contains provisions requiring him to protect the confidentiality of our proprietary and confidential information. Mr. Bergeron has agreed not to compete with us or solicit our employees or customers for a period of one year if he is terminated without cause or resigns for good reason, or for a period of two years if his employment is terminated for any other reason.

Pursuant to the senior management agreement, Mr. Bergeron purchased 3,910,428 shares, designated as carried common, of our common stock at a price of $0.0333 per share; and DGB Investments, Inc., a corporation controlled by Mr. Bergeron, purchased 2,021,791 shares, designated as co-invest common, of our common stock at a price of $0.0333 per share and 3,302 shares of our Class A redeemable convertible preferred stock at a price of $1,000 per share. We redeemed all of our outstanding Class A redeemable convertible preferred stock on June 30, 2004 for an amount equal to $1,000 per share plus accrued and unpaid dividends, or a total of $3,945,642 for the Class A redeemable convertible preferred stock owned by DGB Investments.

The co-invest common was fully vested upon purchase by DGB Investments, Inc., a corporation controlled by Mr. Bergeron, subject to a right of repurchase which terminated upon the completion of our initial public offering on May 4, 2005. The carried common vests at a rate of 20% of the entire amount of carried common per year, subject to Mr. Bergeron's continued employment, with an initial vesting date of July 1, 2003. All of the unvested carried common will vest upon a sale of the company, if Mr. Bergeron's employment has not been terminated at or prior to that time.

The senior management agreement provides that in the event that Mr. Bergeron ceases to be employed by us, all stock purchased pursuant to the senior management agreement will be subject to repurchase by us, or by affiliates of GTCR and TCW/Crescent Mezzanine to the extent that we do not exercise our repurchase right to all applicable shares. The repurchase price for each share depends in part on whether it is vested. The repurchase price for each unvested share of common stock is $0.0333 per share. The purchase price for each vested share of common stock is its fair market value as of the date of termination, except that if Mr. Bergeron's employment is terminated for cause, the purchase price for each vested share of carried common will be $0.0333. This repurchase right terminated with respect to vested shares upon the completion of our initial public offering on May 4, 2005.

The senior management agreement prohibits the transfer of Mr. Bergeron's carried common and co-invest common owned by DGB Investments, Inc., other than transfers:

- to us or specified affiliates of GTCR or TCW/Crescent Mezzanine pursuant to the repurchase right described above;

- family members, pursuant to laws of inheritance or to a guardian, in each case so long as the transferee agrees to be bound by the transfer restrictions; or
- pursuant to certain public sales of common stock executed by specified affiliates of GTCR or TCW/Crescent Mezzanine.

The transfer restrictions survive with respect to each share of carried common and co-invest common until the earliest of:

- the date on which such share is transferred in a public sale permitted by the agreement; and
- the consummation of a sale of the company.

Barry Zwarenstein

We entered into a change in control severance agreement effective July 1, 2004 with Mr. Zwarenstein that requires us to provide specified payments and benefits to Mr. Zwarenstein if we undergo a change in control that results in a qualifying termination. A qualifying termination occurs if Mr. Zwarenstein's employment is terminated for cause or if he resigns for good reason (as defined in the agreement) in the period beginning 90 days before a change in control and ending 18 months after a change in control or otherwise, in certain circumstances if the termination occurs prior to the above-referenced period if the termination was at the request of a person that had indicated an intention to, or had taken steps reasonably calculated to, effect a change in control.

A change in control for purposes of the agreement means any of the following events, subject to specified exceptions:

- any person or group of persons, other than Douglas G. Bergeron and his affiliates and investment funds affiliated with GTCR, becomes the beneficial owner of 40% or more of our outstanding voting securities;
- the consummation of a merger or similar transaction that requires the approval of our stockholders (either for the transaction itself or for the issuance of securities);
- a change in the majority composition of our Board of Directors;
- a sale of all or substantially all of our assets; and
- our liquidation or dissolution.

If there is a qualifying termination, we must pay Mr. Zwarenstein, within 10 days following the date of termination, the following:

- a sum equal to the total of (i) Mr. Zwarenstein's base salary through the date of termination and any bonuses that have become payable and have not been paid or deferred, (ii) a pro rata portion of Mr. Zwarenstein's annual bonus for the fiscal year in which termination occurs (subject to specified minimums and elimination of duplicative payments) and (iii) any accrued vacation pay and compensation previously deferred by Mr. Zwarenstein, other than pursuant to a tax-qualified plan; and
- a sum equal to the total of (i) Mr. Zwarenstein's annual base salary during the twelve-month period immediately prior to the date of termination and (ii) his target incentive bonus for the fiscal year in which the date of termination or the change in control occurs (whichever is greater).

In connection with a qualifying termination, we must also provide Mr. Zwarenstein with continuing medical, insurance and related benefits for twelve months following the date of termination.

In connection with the consummation of a merger or similar transaction or a sale of all or substantially all of our assets that constitutes a change in control, the agreement also provides for the full vesting of any stock options, restricted stock and other stock-based rights held by Mr. Zwarenstein pursuant to the New Founders' Stock Option Plan unless a specific grant otherwise provides.

The agreement provides for modification to these payments and other benefits in order to mitigate the tax effects on Mr. Zwarenstein of a specified federal excise tax.

Mr. Zwarenstein has agreed that in the event of a tender or exchange offer, proxy contest or the execution of an agreement whose consummation would constitute a change in control, he will not voluntarily leave his employment with us (other than in the case of death, mandatory retirement or for good reason) until the change in control occurs or is terminated or abandoned.

This agreement continues in effect until we give two years' written notice of cancellation, but the agreement ends immediately if Mr. Zwarenstein's employment is terminated more than 90 days before a change in control.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 31, 2005 regarding securities issued under our equity compensation plans that were in effect during fiscal 2005.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	3,478,245	$8.60	1,227,735
Equity compensation plans not approved by security holders	—	—	—
Total	3,478,245	$8.60	1,227,735

(1) This reflects our New Founders' Stock Option Plan, Outside Directors' Stock Option Plan and 2005 Employee Equity Incentive Plan.

New Founders' Stock Option Plan

Our New Founders' Stock Option Plan permits grants to executives or other key employees of options to purchase shares of our common stock. This plan is available generally to our employees. All options granted or to be granted under the plan will be options to purchase our common stock.

Grants of options to purchase an aggregate of 1,500,000 shares are currently authorized under the plan. The options have a term of ten years and generally vest over a period of five years from the date of grant, with 20% vesting after one year, and an additional 5% vesting every three months thereafter. As of October 31, 2005 and January 31, 2006, we had issued options under the plan to purchase an aggregate of 1,388,065 shares, net of cancellations, at a weighted-average exercise price of $4.00 per share. At October 31, 2005, there were 1,269,045 options outstanding at a weighted-average exercise price of $4.13 per share, of which 438,615 were exercisable, at a weighted-average exercise price of $3.09 per share. At January 31, 2006, there were 1,116,460 options outstanding at a weighted-average exercise price of $4.09 per share, of which 374,470 were exercisable, at a weighted-average exercise price of $3.10 per share.

Outside Directors' Stock Option Plan

Our Outside Directors' Stock Option Plan permits grants of options to purchase shares of common stock to members of our Board of Directors who are not our employees or representatives of our significant stockholders. The plan authorizes grants of options to purchase an aggregate of 225,000 shares. The options may have a term of no more than seven years and generally vest over a period of four years from the date of grant, with one quarter vesting after one year, and the remainder vesting ratably by quarter over the succeeding three years, but generally vest immediately upon a sale of the company for an optionholder who has been a member of the Board continuously from the grant until the sale of the company. As of October 31, 2005 and January 31, 2006, we had issued options under the plan to purchase an aggregate of 90,000 shares, net of cancellations and all of which remained outstanding as of October 31, 2005 and January 31, 2006, at a weighted average exercise price of $10.00 per share. At October 31, 2005, none of the options were exercisable and at January 31, 2006, options to purchase 15,000 shares were exercisable.

2005 Employee Equity Incentive Plan

Our 2005 Employee Equity Incentive Plan permits grants of incentive or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units and other stock-based awards. Grants may be made to our officers and employees and other individuals performing services for us. The plan authorizes the issuance of an aggregate of 3,100,000 shares of our common stock. As of October 31, 2005, we had issued options under the plan to purchase an aggregate of 2,119,200 shares, net of cancellations and all of which remained outstanding as of October 31, 2005, at a weighted-average exercise price of $11.21 per share of which zero were exercisable. As of January 31, 2006, we had issued options under the plan to purchase an aggregate of 2,237,700 shares, net of cancellations and all of which remained outstanding as of January 31, 2006, at a weighted-average exercise price of $12.13 per share of which zero were exercisable.

Future Issuances

As of January 31, 2006, there were 3,444,160 options outstanding under our currently existing equity incentive plans with a weighted-average exercise price of $9.47 per share and a weighted-average term of 6.88 years. In addition, as of January 31, 2006, 1,141,390 options remained available for grant under our currently existing equity incentive plans. In the event our 2006 Equity Incentive Plan is approved, we will not make additional grants under our currently existing equity incentive plans following the effectiveness of the 2006 Equity Incentive Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our common stock as of December 31, 2005, by:

- each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;
- each of our executive officers;
- each of our directors; and
- all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 67,720,794 shares of common stock outstanding as of December 31, 2005. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2005 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	Number	Percent of Class
Beneficial owners		
GTCR Fund VII, L.P.(1)(2)	22,458,910	33.2%
GTCR Capital Partners, L.P.(1)(2)	22,458,910	33.2%
GTCR Co-Invest, L.P.(1)(2)	22,458,910	33.2%
Wellington Management Company, LLP.	7,057,090	10.4%
Douglas G. Bergeron(3)	4,746,817	7.0%
Jesse Adams(4)	231,799	*
William Atkinson(4)	227,581	*
David Turnbull(4)(5)	1,061,959	1.6%
Elmore Waller(4)	107,715	*
Barry Zwarenstein(4)	93,500	*
Craig A. Bondy(1)(2)	22,458,910	33.2%
James C. Castle	14,375	*
Leslie G. Denend	9,375	*
Robert B. Henske	7,500	*
Collin E. Roche(1)(2)	22,458,910	33.2%
Daniel Timm(1)(2)(6)	22,458,910	33.2%
All directors and executive officers as a group (12 persons)	28,954,531	42.8%

* Less than 1%.

(1) The address of each of GTCR Fund VII, L.P., GTCR Capital Partners, L.P., GTCR Co-Invest, L.P. and Messrs. Bondy, and Roche is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(2) Beneficial ownership information includes 20,759,834 shares of common stock held by GTCR Fund VII, L.P., 1,509,019 shares of common stock held by GTCR Capital Partners, L.P., and 190,057 shares of common stock held by GTCR Co-Invest, L.P. GTCR Golder Rauner, L.L.C. is the general partner of the general partner of GTCR Fund VII, L.P., the general partner of the general partner of the general partner of GTCR Capital Partners, L.P., and the general partner of GTCR Co-Invest, L.P. GTCR Golder Rauner, L.L.C., through a six-person members committee (consisting of Mr. Roche, Philip A. Canfield, David A. Donnini, Edgar D. Jannotta, Jr., Joseph P. Nolan and Bruce V. Rauner, with Mr. Rauner as the managing member), has voting and dispositive authority over the shares held by GTCR Fund VII, L.P., GTCR Capital Partners, L.P. and GTCR Co-Invest, L.P., and therefore beneficially owns such shares. Decisions of the members committee with respect to the voting and disposition of the shares are made by a vote of not less than one-half of its members and the affirmative vote of the managing member and, as a result, no single member of the members committee has voting or dispositive authority over the shares. Each of Messrs. Bondy, Roche, Canfield, Donnini, Jannotta, Nolan and Rauner, as well as Vincent J. Hemmer, David F. Randell, George E. Sperzel and Daniel W. Yih are principals of GTCR Golder Rauner, L.L.C., and each of them disclaims beneficial ownership of the shares held by the GTCR funds.

The beneficial ownership information does not include 10,847,377 shares held by stockholders subject to the provision of the stockholders agreement described in the second paragraph of the section titled "Certain Relationships and Related Party Transactions—Agreements Related to Our 2002 Acquisition—Stockholders Agreement." Each of the GTCR funds and each of the principals of GTCR Golder Rauner, L.L.C. as listed in the preceding paragraph disclaims beneficial ownership of those shares.

(3) Beneficial ownership information includes 496,834 shares held by DGB Investments, Inc., an investment company controlled by Mr. Bergeron, and 4,249,983 shares held by various family trusts the beneficiaries of which are members of Mr. Bergeron's family.

(4) 17,500 shares of those listed as beneficially owned by each of Messrs. Adams, Atkinson and Turnbull, 43,000 shares of those listed as beneficially owned by Mr. Waller, and 93,500 shares of those listed as beneficially owned by Mr. Zwarenstein represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after December 31, 2005.

(5) Beneficial ownership information includes 201,213 shares of common stock held by NBI Irrevocable Trust #1, 201,213 shares of common stock held by NBI Irrevocable Trust #2, 201,213 shares of common stock held by NBI Irrevocable Trust #3 and 201,213 shares of common stock held by NBI Irrevocable Trust #4. Linda Gores Turnbull (who is the wife of Mr. Turnbull), is a co-trustee of each of NBI Irrevocable Trust #1, NBI Irrevocable Trust #2, NBI Irrevocable Trust #3 and NBI Irrevocable Trust #4. Mr. Turnbull disclaims beneficial ownership of all shares held by the NBI Irrevocable Trust #1, NBI Irrevocable Trust #2, NBI Irrevocable Trust #3 and NBI Irrevocable Trust #4.

(6) Mr. Timm will cease to be a member of the Board when his term as a director expires at the Annual Meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We occasionally enter into transactions with entities in which an executive officer, director, 5% or more beneficial owner of our common stock or an immediate family member of these persons have a direct or indirect material interest. The Audit Committee reviews and approves each individual related party transaction exceeding $60,000, and believes all of these transactions were on terms that were reasonable and fair to us. The Audit Committee also reviews and monitors on-going relationships with related parties to ensure they continue to be on terms that are reasonable and fair to us.

Transaction with Certain Affiliates

Since November 1, 2002, we have paid approximately $1.8 million to Driver Alliant Insurance Services, Inc., of which Driver Alliant received approximately $71,000 as service fees for insurance brokerage services and the remainder of which was remitted to insurers as insurance premiums, and we have paid approximately $91,000 to Horn Murdock Cole for consulting services. Additionally, Driver Alliant received customary commissions from various companies in their capacity as our health insurance broker. Both of these entities are controlled by GTCR Golder Rauner, L.L.C., an affiliate of GTCR Fund VII, L.P., one of our significant stockholders. While we believe that each of these transactions was on terms substantially comparable to those we could have obtained from unaffiliated parties, we did not seek proposals from third parties for their services. We no longer receive services from any of the foregoing entities controlled by GTCR, other than from Driver Alliant for health insurance brokerage.

For the years ended October 31, 2005, 2004 and 2003, we recorded $125,000, $250,000 and $250,000, respectively, of management fees payable to GTCR Golder Rauner, L.L.C. an affiliate of GTCR Fund VII, L.P., of our significant stockholders. These fees are included in general and administrative expenses in the accompanying consolidated statements of operations. Upon the closing of our initial public offering, the management fees ceased.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in Delaware law. We have also entered into change of control agreements and/or employment agreements with our Chief Executive Officer and our Chief Financial Officer. See "Executive Compensation—Employment Contracts and Change of Control Arrangements."

Stock Option Grants

We have granted stock options to purchase shares of our common stock to our executive officers and directors. See "Executive Compensation" and "Director Compensation".

Restricted Stock Grants to Executive Officers

We granted restricted stock to our CEO in connection with our 2002 acquisition. See "Employment Contracts and Change of Control Arrangements—Douglas G. Bergeron."

Our 2002 Acquisition

On July 1, 2002, we acquired all of the outstanding common stock of VeriFone, Inc., our principal operating subsidiary, from VeriFone Holding Corp., a wholly owned subsidiary of Gores Technology

Group. Our 2002 acquisition was financed through (i) borrowings of $95 million, including a $35 million revolving and term loan facility with a third party and a $60 million senior subordinated loan agreement with affiliates of GTCR and TCW/Crescent Mezzanine, and (ii) proceeds of approximately $1 million from the issuance of common stock and $63 million from the issuance of class A redeemable convertible preferred stock. The loan agreement with affiliates of GTCR and TCW/Crescent Mezzanine also contained warrants to purchase common stock and class A redeemable convertible preferred stock.

Senior Subordinated Loan Agreement with Affiliates of GTCR and TCW/Crescent Mezzanine

Under the senior subordinated loan agreement, we borrowed an aggregate of $60 million under promissory notes, consisting of $30 million borrowed from each of GTCR and TCW/Crescent Mezzanine, to facilitate the acquisition of VeriFone, Inc. The notes bore interest at 13.0% per annum, which was payable quarterly, and were due in full in July 2012. The promissory notes were fully repaid in June 2004 with proceeds from our secured credit facility.

In conjunction with the loan agreement, an affiliate of GTCR received warrants to purchase 2,577,102 shares of our common stock for $0.0067 per share and 4,209 shares of our class A redeemable convertible preferred stock for $0.01 per share, and affiliates of TCW/Crescent Mezzanine were issued warrants to purchase 2,577,102 shares of our common stock for $0.0067 per share and 4,209 shares of our class A redeemable convertible preferred stock for $0.01 per share. In each case, the exercise price for the warrants was deemed paid on issuance of the promissory notes. These lenders immediately exercised the warrants for our class A redeemable convertible preferred stock, and the affiliate of GTCR immediately exercised all of their warrants to purchase our common stock. The affiliates of TCW/Crescent Mezzanine exercised their warrants to purchase our common stock in June 2004.

Issuance of Common Stock in Our 2002 Acquisition

On July 1, 2002, in connection with our 2002 acquisition, we issued an aggregate of 5,932,219 shares of common stock to Mr. Bergeron and an affiliate pursuant to a senior management agreement with Mr. Bergeron. These arrangements are described in greater detail under the caption "Executive Compensation—Employment Contracts and Change of Control Arrangements—Douglas G. Bergeron". In addition, on July 1, 2002 we issued under our 2002 securities purchase plan an aggregate of 1,199,198 shares of common stock to eight other executives.

Issuance of Class A Redeemable Convertible Preferred Stock

In July 2002, we issued 4,209 shares of class A redeemable convertible preferred stock to affiliates of GTCR and TCW/Crescent Mezzanine pursuant to the exercise of warrants, and sold 3,302 shares of class A redeemable convertible preferred stock for $1,000 per share to DGB Investments, Inc., a company controlled by Douglas G. Bergeron, our chief executive officer, pursuant to a senior management agreement.

On June 30, 2004, we redeemed all outstanding class A redeemable convertible preferred stock for $1,000 per share plus all accrued and unpaid dividends aggregating to $86.2 million.

Dividends on each share of class A redeemable convertible preferred stock accrued on a daily basis at a rate of 9% per annum of the sum of the liquidation value, which was $1,000 per share, plus accumulated and unpaid dividends. To the extent not paid on March 31, June 30, September 30, and December 31 of each year, all dividends that had accrued on each share of class A redeemable convertible preferred stock outstanding accumulated and remained accumulated until paid. At the request of a majority of the holders of the class A redeemable convertible preferred stock, we would have applied the net proceeds from any public offering to redeem all or any portion of the shares of class A redeemable convertible preferred stock then outstanding at $1,000 per share plus accrued and unpaid dividends.

Agreements Related to Our 2002 Acquisition

In connection with our 2002 acquisition, we and our subsidiaries entered into several agreements with various related parties under which we have certain ongoing obligations, as described below.

Purchase Agreement

We issued common stock and class A redeemable convertible preferred stock in our 2002 acquisition to affiliates of GTCR and TCW/Crescent Mezzanine pursuant to a purchase agreement. The class A redeemable convertible preferred stock has been redeemed according to its terms and is no longer outstanding. The purchase agreement imposes continuing requirements on us in favor of the stockholders who purchased stock in our 2002 acquisition, as well as in favor of certain of their assignees.

We must deliver periodic financial statements and other financial information to the affiliates of GTCR and TCW/Crescent Mezzanine that purchased our stock in the recapitalization, as well as to any person or entity to which they may assign such stock, as long as that person holds any of our common stock.

In addition, until GTCR and its affiliates own less than 37.5% of the shares of our common stock it owned immediately following our initial public offering (that is, less than 11,962,373 shares), we will be subject to the following restrictions:

- GTCR will have the right to designate at least one member of each of the Compensation Committee and Corporate Governance and Nominating Committee of our Board of Directors, and
- we may not amend, modify or waive any provision of any existing agreement with key executives, including Douglas G. Bergeron, Jesse Adams, William Atkinson, David Turnbull, Elmore Waller, Nigel Bidmead and Robert Lopez, without the consent of the holders of a majority of the shares of common stock that we issued in our 2002 acquisition to affiliates of GTCR and TCW/Crescent Mezzanine (to the extent still held by them).

Stockholders Agreement

In connection with our 2002 acquisition, we entered into a stockholders agreement with certain executives and affiliates of GTCR and TCW/Crescent Mezzanine and an affiliate of Gores Technology Group and its successors.

The stockholders agreement has a provision that applies to transactions in which we undergo a change in control. Subject to specified conditions, the agreement requires the stockholders who are parties to it to consent to any sale of VeriFone Holdings to a non-affiliate of GTCR if the sale is approved by the holders of a majority of the shares subject to the agreement. This provision generally applies to any set of transactions that results in the acquisition, by a person or group of related persons, of substantially all of our assets or of an amount of our stock with sufficient voting power to elect a majority of our directors. However, a public offering of our stock or a sale to GTCR affiliates is not subject to this provision.

Professional Services Agreement

In connection with our 2002 acquisition, our subsidiary VeriFone, Inc. entered into a professional services agreement with GTCR, pursuant to which VeriFone, Inc. engaged GTCR as a financial and management consultant. Under this agreement, GTCR agreed to consult with the boards of directors and management of us and our affiliates regarding corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings. VeriFone, Inc. agreed to pay GTCR an annual management fee of $250,000, and to reimburse GTCR for fees and expenses incurred by GTCR or its personnel. For the twelve months ended October 31, 2005, we paid GTCR a management fee of $125,000 under this agreement. VeriFone, Inc. also agreed to pay GTCR a placement fee equal to 1% of the gross amount of any debt or equity financing of VeriFone Holdings, Inc., and to indemnify GTCR and its personnel against losses arising from their performance under the agreement (except due to gross negligence or willful misconduct). We paid GTCR approximately $1.6 million in connection with our 2002 acquisition and approximately $2.9 million in connection with our establishment of our secured credit facility. The professional services agreement was terminated prior to the completion of our initial public offering on May 4, 2005.

Registration Rights Agreement

We entered into a registration rights agreement pursuant to which we have agreed to register for sale under the Securities Act shares of our common stock in the circumstances described below. This agreement provides some stockholders with the right to require us to register common stock owned by them and other stockholders who are parties to the agreement, and provides stockholders who are parties to the agreement with the right to include common stock owned by them in a registration statement under most other circumstances.

Demand Rights. The holders of a majority of the shares described below, acting as a single group, have the right to require us to register such shares:

- shares of our common stock issued to specified affiliates of GTCR and TCW/Crescent Mezzanine as part of our 2002 acquisition, as well as any other shares of common stock owned by any person who owns such shares issued as part of our 2002 acquisition; and
- shares of our common stock issuable on the exercise of warrants that have been or may be issued to specified affiliates of GTCR and TCW/Crescent Mezzanine, as well as any other shares of common stock owned by any person who owns shares issued on exercise of such warrants.

We call the right to require us to register shares a demand right, and the resulting registration a demand registration. Stockholders with demand rights may make an unlimited number of such demands for registration on Form S-1 or, if available to us, on Form S-3. In addition, the holders of a majority of the shares or warrants described above that were issued initially to specified affiliates of TCW/Crescent Mezzanine may separately demand registration once on Form S-3 beginning on October 27, 2005, if registration on Form S-3 is then available to us. Holders of piggyback rights, described below, may include shares they own in a demand registration.

Piggyback Rights. A larger group of stockholders can request to participate in, or "piggyback" on, registrations of any of our securities for sale by us or by a third party. We call this right a piggyback right, and the resulting registration a piggyback registration. The piggyback right applies to the following shares:

- the shares described above that have demand rights;
- shares of our common stock held by specified executives, as well as any other executive who, with the consent of an affiliate of GTCR, becomes a party to the registration rights agreement. As of December 31, 2005, the executives who were parties to the registration rights agreement were Messrs. Adams, Atkinson, Bergeron, Turnbull and Waller, Nigel Bidmead and Robert Lopez, as well as several former executives who remain stockholders, Denis Calvert, Donald Campion, Robert Cook, Gary Grant and James Sheehan; and
- shares of our common stock held by any other person to whom we issue equity securities and whom we permit, with the consent of an affiliate of GTCR, to become a party to the registration rights agreement.

The piggyback right applies to any registration other than:

- a demand registration,
- our initial public offering, or
- a registration on Form S-4 or S-8.

Conditions and Limitations; Expenses. The registration rights outlined above are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances.

We are not required to make a demand registration on Form S-1 within 90 days of either a prior demand registration on Form S-1 or a prior piggyback registration, unless those stockholders with piggyback rights were unable to register all the shares they wished to in the prior piggyback registration. In addition, holders of securities with registration rights may not make any public sale of our equity securities (including sales under Rule 144) in any underwritten offering in which registration rights were exercised until 90 days after the effectiveness of the final prospectus used in connection with such offering. (In either case, the managing underwriters for the relevant offering may agree to shorten this period.)

The underwriters in any demand registration, and in any piggyback registration that is underwritten, will be selected by the holders of a majority of the shares with demand rights that are included in the registration.

Other than underwriting discounts and commissions and brokers' commissions, we will pay all registration expenses in connection with a registration, as well as reasonable (or otherwise limited) fees for legal counsel to the stockholders with registration rights.

STOCK PRICE PERFORMANCE

The following graph compares the performance of an investment in our common stock from April 29, 2005 (the date of our initial public offering) through October 31, 2005, with the S&P 500 Index and a selected peer group index (the "Peer Group Index"). The Peer Group Index was selected on an industry basis and includes Hypercom Corporation, Ingenico S.A., International Business Machines Corp., Lipman Electronic Engineering Ltd., MICROS Systems, Inc., NCR Corporation, Radiant Systems, Inc. and Symbol Technologies, Inc.



DOLLARS
300
250
200
150
100
50
0
4/29/05
5/31/05
6/30/05
7/31/05
8/31/05
9/30/05
10/31/05
VeriFone Holdings, Inc.
S&P 500 Index
Peer Group Index

The graph assumes $100 was invested at the close of market on April 29, 2005 (the date of our initial public offering) in each of our common stock, the S&P 500 Index and the Peer Group Index and the reinvestment of dividends on the date of payment without payment of any commissions. No cash dividends have been declared on VeriFone's common stock since VeriFone's initial public offering. The comparisons in this graph are not intended to forecast or be indicative of possible future performance of VeriFone's common stock.

The table below shows the cumulative total returns in dollars of our common stock, the S&P 500 Index and the Peer Group Index at the end of each calendar month since VeriFone's initial public offering, assuming $100 was invested at the close of the market on April 29, 2005 the date of our initial public offering in each of our common stock, the S&P 500 Index and the Peer Group Index and the reinvestment of dividends on the date of payment without payment of any commissions. No cash dividends have been declared on VeriFone's common stock since VeriFone's initial public offering. The comparisons in this table are not intended to forecast or be indicative of possible future performance of VeriFone's common stock.

	4/29/05	5/31/05	6/30/05	7/31/05	8/31/05	9/30/05	10/31/05
VeriFone Holdings, Inc	100.00	120.7	151.2	194.0	204.2	187.1	215.8
S&P 500 Index	100.00	103.0	103.0	106.7	105.5	106.2	104.3
Peer Group Index	100.00	92.6	88.8	91.0	81.2	80.9	81.0

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of VeriFone has selected and appointed Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of VeriFone and its subsidiaries for the year ending October 31, 2006. Ernst & Young LLP audited the financial statements for us for the years ended October 31, 2005, 2004 and 2003. A member of that firm will be present at the annual meeting, will have an opportunity to make a statement, if so desired, and will be available to respond to appropriate questions.

Although stockholder ratification of the appointment of our independent registered public accounting firm is not required by our bylaws or otherwise, we are submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate governance practice. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of VeriFone and its stockholders. If our stockholders do not ratify the Audit Committee's selection, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its selection of our independent registered public accounting firm.

Pre-approval of Audit and Non-Audit Services

Our Audit Committee has adopted a pre-approval policy requiring that the Audit Committee pre-approve all audit and permissible non-audit services to be performed by Ernst & Young LLP. Any proposed service that has received pre-approval but which will exceed pre-approved cost limits will require separate pre-approval by the Audit Committee. In accordance with the pre-approval policy, the Audit Committee may from time to time delegate pre-approval authority to the Chairman of the Audit Committee. If the Chairman exercises this authority, he must report any pre-approval decisions to the full Audit Committee at its next meeting.

Fees Paid to Independent Registered Public Accounting Firm

The following table shows information about fees paid by VeriFone and its subsidiaries to Ernst & Young LLP during the years ended October 31, 2005 and 2004 (in thousands):

	2005	Percentage of 2005 Services Approved by Audit Committee	2004	Percentage of 2004 Services Approved by Audit Committee (1)
Audit fees	$3,028(2)	100%	$1,773	N/A
Audit-related fees	273	100	154	N/A
Tax fees	126	100	972	N/A
All other fees	2	100	2	N/A
Total fees	$3,429		$2,901	

(1) Audit and non-audit fees did not need to be approved by VeriFone's Audit Committee prior to VeriFone's initial public offering.

(2) Audit fees in 2005 included fees in respect of our initial public offering that was completed on May 4, 2005 and our follow-on offering that was completed on September 23, 2005.

Audit Fees. This category includes the audit of our annual financial statements, review of financial statements included in our Form 10-Q quarterly reports, and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, statutory audits required by non-U.S. jurisdictions and the preparation of an annual "management letter" on internal control matters.

Audit-Related Fees. This category consists of assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category primarily include employee benefit plan audits, due diligence related to acquisitions and consultations concerning financial accounting and reporting standards and advisory services associated with our Sarbanes-Oxley compliance initiatives.

Tax Fees. This category consists of professional services rendered by Ernst & Young LLP, primarily in connection with our tax compliance activities, including the preparation of tax returns in certain overseas jurisdictions, consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

All Other Fees. This category consists of fees for products and services other than the services reported above.

Directors' Recommendation

The Board of Directors unanimously recommends a vote FOR ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of VeriFone and its subsidiaries for the year ending October 31, 2006. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted FOR ratification of the appointment.

PROPOSAL 3: APPROVAL OF THE VERIFONE BONUS PLAN

As a part of a program to provide an additional vehicle to focus and motivate the performance of employees of VeriFone, the Board has adopted the VeriFone Bonus Plan (the "VBP"), to be effective as of November 1, 2005, subject to the approval of the VBP by VeriFone's stockholders. The VBP provides an opportunity for employees to earn incentive cash compensation for contributing significantly to the strategic and long-term performance objectives and growth of VeriFone. The purpose of the VBP is to align compensation with quarterly and annual performance and to enable VeriFone to attract, retain and reward highly qualified individuals who contribute to VeriFone's success.

The VBP is being submitted to stockholders for approval so that payments to named executive officers under the VBP will be deductible under Section 162(m) of the Internal Revenue Code (the "Code"). Section 162(m) of the Code limits VeriFone's deduction to $1 million per year per executive for certain compensation paid by VeriFone to each of its named executive officers, unless the compensation is "qualified performance-based compensation." Under Treasury Regulations promulgated pursuant to section 162(m) of the Code, at least three conditions must be satisfied in order for compensation to qualify as performance-based: (i) the compensation must be payable on account of the attainment of one or more pre-established, objective performance goals; (ii) the material terms of the compensation and the performance goals must be disclosed to and approved by stockholders before payment; and (iii) a committee of the board of directors that is comprised solely of two or more "outside directors" must certify that the performance goals have been satisfied before payment.

The VBP has been designed and will be administered to provide "qualified performance-based compensation" as set forth under Section 162(m) of the Code. If the VBP is not approved by stockholders, it is currently contemplated that VeriFone would continue to make bonuses to its named executive officers that would not be deductible under Section 162(m) of the Code to the extent that (in combination with other non-exemption compensation) they exceed the $1 million limit. If the VBP is not approved by stockholders, it is currently contemplated that the VBP would be resubmitted to stockholders in 2007.

A summary of the VBP is set forth below but is qualified in its entirety by reference to the full text of the VBP itself, which is attached as Annex B to this Proxy Statement.

General and Administration

The VBP provides for quarterly, annual or other performance period bonuses to eligible VeriFone employees. The Compensation Committee (which consists of "outside" directors) will be responsible for administering the VBP in its sole discretion, including interpreting the terms and provisions of the VBP. The VBP does not preclude payment of other compensation apart from the VBP. Nondeductible compensation may be paid by VeriFone if the Committee or the Board determines that such payments are in the interest of VeriFone. The maximum aggregate amount of bonuses that may be awarded to any individual employee during any fiscal year is $3,000,000. There is no requirement that the maximum amount be awarded.

Eligibility

All employees of VeriFone will be eligible to participate in the VBP. The VBP contains provisions that will enable the Compensation Committee to designate additional employees that may participate in the VBP.

The actual number of participants in the VBP cannot be determined in advance. As of October 31, 2005, VeriFone employed 1,050 persons worldwide, any number of whom could be selected by the Compensation Committee to participate in the VBP.

Performance

The amount of any bonuses will be based on objective performance goals and a targeted level or levels of performance with respect to each goal as specified by the Compensation Committee. The performance criteria for bonuses will be based upon one or more of the following criteria: before or after tax net income; net revenues, earnings per share; stock price; the relative performance in comparison to peer group companies; expense management; improvements in capital structure; return on assets; profit margins; budget comparisons; and total return to stockholders.

The Compensation Committee may determine in its sole discretion the applicable performance period and goals relating to any bonuses with respect to each participant in the VBP. Under normal circumstances, these performance goals will be established within the time period that is the first 25% of each performance period.

Committee Certification

The Compensation Committee must certify as to the attainment of applicable performance goals prior to the payment of any bonus, and may reduce (but may not increase) the amount of any bonus. In determining the amount, the Compensation Committee will consider the established target bonuses, the degree to which the established goals were satisfied and any other criteria it deems appropriate.

Duration and Amendment

If the VBP is approved by stockholders, the VBP will be effective for fiscal 2006 and will expire on October 31, 2010. The VBP may be amended, suspended or terminated in whole or in part at any time by the Board without stockholder approval, unless stockholder approval is required by any applicable law, rule or regulation. In order to maintain the VBP's qualification under 162(m) of the Code, material amendments of the VBP will require stockholder approval.

Directors' Recommendation

The Board of Directors unanimously recommends a vote FOR approval of the VeriFone Bonus Plan.

PROPOSAL 4: APPROVAL OF THE VERIFONE 2006 EQUITY INCENTIVE PLAN

VeriFone is asking its stockholders to approve the VeriFone 2006 Equity Incentive Plan (the "Plan"), a broad-based plan that has been approved by the Board under which VeriFone grants awards to its employees, including officers and directors, non-employee directors and consultants (the "Plan Participants"). The Board believes that VeriFone's interests are advanced by providing Plan Participants with an additional incentive to enhance the long-term performance of VeriFone and to remain in the service of VeriFone and its subsidiaries. In the event that the Plan is approved, VeriFone will no longer grant stock awards under its currently existing equity incentive plans.

A summary of the Plan is set forth below but is qualified in its entirety by reference to the full text of the Plan itself, which is attached as Annex C to this Proxy Statement.

General and Administration

The Plan will be administered by a committee (the "Committee"), which shall consist of at least two members of the Board. The Board, in its discretion, may also administer the Plan and, in such a case, has all of the rights, powers and authority of the Committee.

Among other things, the Committee will select the persons to whom awards ("Awards") will be made under the Plan, the time when Awards will be granted, the terms of the Awards and the number of shares of VeriFone common stock subject to the Awards. Specific future Awards are not determinable at this time. Actions of the Committee shall be taken by the vote of a majority of its members.

The Committee has the authority to construe, interpret and implement the Plan, and prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations. The determination of the Committee on all matters relating to the Plan or any Award is final, binding and conclusive. The Committee will have no liability to any person (including, without limitation, any Plan Participant) for any action taken, or omitted to be taken, in good faith with respect to the Plan or any Award.

Eligibility

Awards may be made to any director, officer, employee or consultant of VeriFone and its subsidiaries, including any prospective employees or consultants, as selected by the Committee in its sole discretion.

Because the granting of Awards under the Plan will be entirely within the discretion of the Committee, it is not possible to designate the employees to whom Awards will be granted under the Plan or the number of shares of VeriFone common stock that will be subject to Awards that are granted under the Plan.

Stock Issuable Under the Plan

Subject to adjustment as provided below, the total number of shares of VeriFone common stock that may be issued under the Plan is 9,000,000 shares. Any shares granted as stock options or stock appreciation rights shall be counted as 1 share issued under the Plan for each share so granted. Any shares granted as Awards other than stock options or stock appreciation rights shall be counted as 1.75 shares issued under the Plan for each share so granted. Shares of VeriFone common stock subject to any Award that expires, terminates or otherwise lapses will again become available for issuance under the Plan. Shares issued under the Plan may be authorized but unissued VeriFone common stock or authorized and issued VeriFone common stock held in VeriFone's treasury or acquired by VeriFone for purposes of the Plan. If the Plan is approved by the Company's stockholders, no additional shares will be issued under the Company's existing stock option plans.

The number of shares of VeriFone common stock covered by each outstanding Award, the number of shares available for Awards, and the price per share of VeriFone common stock covered by each outstanding Award may be proportionately adjusted, as determined in the sole discretion of the Committee, for any increase or decrease in the number of issued shares of VeriFone common stock resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of VeriFone common stock, or any other increase or decrease in the number of issued shares of VeriFone common stock effected without receipt of consideration by VeriFone or to reflect any distributions to holders of common stock other than regular cash dividends paid pursuant to an announced dividend policy. After any such adjustment, the number of shares subject to each outstanding Award shall be rounded to the nearest whole number.

Unless otherwise provided in an award agreement or determined by the Committee, a successor to VeriFone as a result of a business combination may assume, or replace with equivalent awards, all outstanding Awards.

Types of Awards

The Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units, dividend equivalent rights and other stock Awards.

Stock Options. A stock option is the right to acquire shares of VeriFone common stock at a fixed exercise price for a fixed period of time. Under the Plan, the Committee may grant nonqualified stock options and/or incentive stock options (which entitle employees or consultants, but not VeriFone, to more favorable tax treatment). The number of shares of VeriFone common stock covered by each option will be determined by the Committee.

The exercise price of the shares of VeriFone common stock subject to each option is set by the Committee but cannot be less than 100% of the fair market value (on the grant date) of the shares of common stock covered by the option. Nowithstanding the foregoing, the exercise price of an incentive stock option must be at least 110% of the fair market value (on the grant date) of the shares of VeriFone common stock covered by the option if (on the grant date) the Plan Participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of VeriFone. The aggregate fair market value of shares of VeriFone common stock (determined on the grant date) covered by incentive stock options which first become exercisable by any Plan Participant during any calendar year also may not exceed $100,000.

The Committee establishes the vesting schedule of each option at the time of grant. Stock options will become exercisable during such times and subject to such terms and conditions as determined by the Committee, in its sole discretion. If a Plan Participant has been discharged for cause, then all stock options not previously exercised will terminate. However, if the termination of employment is by reason other than a discharge for cause, the Plan Participant may exercise any vested stock options for 90 days (365 days in the case of death or disability) after the termination of employment.

Stock Appreciation Rights. The Committee may grant stock appreciation rights which entitle the Award holder to receive an appreciation distribution in cash or shares of VeriFone common stock equal to the excess, if any, of the fair market value of the shares of VeriFone common stock on the date of exercise of the stock appreciation right over the exercise price per stock appreciation right (or accompanying award). Stock appreciation rights will become exercisable during such times and subject to such terms and conditions as determined by the Committee, in its sole discretion.

Restricted Shares. The Committee may grant restricted shares of VeriFone common stock in amounts, and subject to such terms and conditions, as the Committee may determine, in its sole discretion. The grantee will have the rights of a stockholder with respect to the restricted stock, subject to any restrictions and conditions as the Committee may include in the award agreement. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided in the Plan and the applicable award agreement.

Restricted Stock Units. The Committee may grant restricted stock units in amounts, and subject to such terms and conditions, as the Committee may determine. The Committee has the discretion to determine the Plan Participants to whom restricted stock unit Awards are to be made, the times at which such Awards are to be made, the size of such Awards and all other conditions of such Awards, including the restrictions on such Awards. Recipients of restricted stock units have only the rights of a general unsecured creditor of VeriFone and do not have rights as a stockholder of VeriFone until the VeriFone common stock underlying the restricted stock units is delivered.

Dividend Equivalent Rights. The Committee may, in its discretion, include in the award agreement a dividend equivalent right entitling the grantee to receive amounts equal to the dividends that would be paid, during the time such Award is outstanding, on the shares of VeriFone common stock covered by such Award as if such shares were then outstanding. The grantee of a dividend equivalent right will have only the rights of a general unsecured creditor of VeriFone until payment of such amount is made as specified in the applicable award agreement.

Performance Shares and Share Units. Performance shares and share units are Awards that will result in a payment to a Plan Participant only if performance goals and/or other vesting criteria (including, for example, continued employment) established by the Committee are achieved or the Awards otherwise vest. The applicable performance goals will be determined by the Committee, in its sole discretion, and may be applied on a company-wide, business unit or individual basis, as deemed appropriate in light of the Plan Participant's specific responsibilities. The Committee shall determine in its sole discretion whether performance shares granted in the form of share units shall be paid in cash, VeriFone common stock, or in a combination of cash and VeriFone common stock.

Other Stock-Based Awards. The Committee may grant other types of stock-based Awards, in amounts, and subject to the terms and conditions of the Plan, as the Committee may determine. These Awards may involve the transfer of actual shares of VeriFone common stock, or the payment in cash or otherwise of amounts based on the value of shares of VeriFone common stock, and may include Awards designed to comply with, or take advantage of certain benefits of, the local laws of U.S. and non-U.S. jurisdictions.

Nonassignability

Except to the extent otherwise provided in the award agreement or approved by the Committee, no Award or right granted to any person under the Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner, other than by will or by the laws of descent and distribution. During the life of the grantee, Awards may be exercised only by the grantee or the grantee's legal representative.

Duration and Amendment

The Board may from time to time suspend, discontinue, revise or amend the Plan in any respect, except that no such amendment shall materially impair any rights or materially increase any obligations of the grantee under any Award theretofore made under the Plan without the consent of the grantee.

Unless sooner terminated by the Board, the Plan shall terminate the day before the tenth anniversary of the adoption of the Plan by the Board. All Awards made under the Plan prior to its termination shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable award agreements.

Directors' Recommendation

The Board of Directors unanimously recommends a vote FOR approval of the VeriFone 2006 Equity Incentive Plan.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires VeriFone's executive officers, directors, and persons who own more than 10% of VeriFone's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of VeriFone. The officers, directors and 10% stockholders are required by SEC regulations to furnish VeriFone with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this Proxy Statement anyone who failed to file on a timely basis reports that were due during the most recent fiscal year or, in certain cases, prior years. Based on our review of reports we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that, during the fiscal year ended October 31, 2005, all Section 16(a) filing requirements were satisfied on a timely basis.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by VeriFone under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Report of the Compensation Committee," "Report of the Corporate Governance and Nominating Committee," "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) and "Stock Price Performance," will not be deemed incorporated and are not considered "soliciting" material.

Householding

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This practice, known as "householding," is designed to reduce the volume of duplicate information and reduce printing and postage costs.

If you and others who share your mailing address own our common stock in street name, meaning through bank or brokerage accounts, you may have received a notice that your household will receive only one annual report and proxy statement from each company whose stock is held in such accounts. Unless you responded that you did not want to participate in householding, you were deemed to have consented to it and a single copy of our proxy statement and annual report have been sent to your address.

We will promptly deliver separate copies of our proxy statement and annual report at the request of any stockholder who is in a household that participates in the householding of our proxy materials. You may send your request by mail to our Investor Relations department at VeriFone Holdings, Inc., 2099 Gateway Place, San Jose, CA 95110 or by telephone at (408) 232-7800. If you currently receive multiple copies of VeriFone's proxy materials and would like to participate in householding, please contact our Investor Relations department at the address or phone number described above.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

David Turnbull
Secretary

San Jose, California
Dated: February 17, 2006

SCHEDULE OF ANNEXES

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4F

VeriFone Holdings, Inc.

Audit Committee Charter

Organization

This charter governs the operations of the Audit Committee. The Board of Directors shall appoint an Audit Committee (the "Committee") of at least three members, consisting entirely of independent directors of the Board, and shall designate one member as chairperson or delegate the authority to designate a chairperson to the Committee. For purposes hereof, members shall be considered independent as long as they satisfy all of the independence requirements for Board Members as set forth in the applicable stock exchange listing standards and Rule 10A-3 of the Exchange Act.

Each member of the Committee shall be financially literate, or become financially literate within a reasonable period of time, and at least one member shall be an "audit committee financial expert," as defined by SEC rules. Members shall not serve on more than three public company audit committees simultaneously.

The Committee shall meet at least quarterly. The Committee shall meet separately and periodically with management, the personnel responsible for the internal audit function, and the independent auditor. The Committee shall report regularly to the Board of Directors with respect to its activities, and shall review with the full Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the performance and independence of the Company's independent registered public accounting firm, and the performance of the internal audit function.

Purpose

The purpose of the Committee shall be to:

- Provide assistance to the Board of Directors in fulfilling their oversight responsibility to the stockholders, potential stockholders, the investment community, and others relating to: (i) the integrity of the Company's financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; (iv) and the performance of the Company's internal audit function and independent registered public accounting firm; and
- Prepare the Audit Committee report that SEC proxy rules require to be included in the Company's annual proxy statement.

The Committee shall retain and compensate such outside legal, accounting, or other advisors, as it considers necessary in discharging its oversight role.

In fulfilling its purpose, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent registered public accounting firm, the internal auditors, and management of the Company, and to determine that all parties are aware of their responsibilities.

Delegation

The Audit Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Audit Committee. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent registered public accounting firm, provided that any pre-approvals made under delegated authority are presented to the Audit Committee at its next scheduled meeting.

Resources and Authority

The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as may be necessary or appropriate, without approval of the Board or management.

The Company shall provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board, for payment of: (1) compensation to the independent registered public accounting firm and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (2) compensation of any advisers employed by the Audit Committee; and (3) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Performance Evaluation

The Audit Committee shall at least annually review with the Board the performance of the Audit Committee, and compare the performance of the Audit Committee with the requirements of this charter. The performance evaluation shall also recommend to the Board any improvements to this charter that the Audit Committee deems necessary or desirable. The performance evaluation may be conducted in any manner that the Audit Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Audit Committee or any other member of the Audit Committee designated by the Audit Committee for that purpose.

Duties and Responsibilities

The Committee has the responsibilities and powers set forth in this Charter.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company and for implementing and maintaining internal control over financial reporting. The independent registered public accounting firm is responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee will take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

The following shall be the principal duties and responsibilities of the Committee. These are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

- The Committee shall be directly responsible for the appointment, compensation, retention, and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the auditor regarding financial reporting) or any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the listed issuer, and the independent registered public accounting firm and any other registered public accounting firm must report directly to the Committee.

- At least annually, the Committee shall obtain and review a report by the independent registered public accounting firm describing: (i) the firm's internal quality control procedure; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent registered public accounting firm and the Company (to assess the auditors' independence), including at least the matters set forth in Independence Standards Board No. 1.
- The independent registered public accounting firm shall submit to the Audit Committee annually a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the independent registered public accounting firm: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent registered public accounting firm, in the aggregate and by each service.
- After reviewing the foregoing reports and the independent registered public accounting firm's work throughout the year, the Committee shall evaluate the auditors' qualifications, performance and independence. Such evaluation should include the review and evaluation of the lead partner of the independent registered public accounting firm and take into account the opinions of management and the Company's personnel responsible for the internal audit function.
- The Committee shall discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner and consider whether there should be a regular rotation of the audit firm itself. The Committee shall determine that the independent audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under the SEC independence rules.
- The Committee shall pre-approve all audit and non-audit services provided by the independent registered public accounting firm and shall not engage the independent registered public accounting firm to perform non-audit services proscribed by law or regulation. The Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.
- The Committee shall discuss with the internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits, including the adequacy of staffing and budget or compensation.
- The Committee shall regularly review with the independent registered public accounting firm any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the independent registered public accounting firm's activities or access

to requested information, and management's response. The Committee should review any accounting adjustments that were noted or proposed by the auditors but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office relating to problems or difficulties encountered with respect to significant auditing or accounting issues; any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company; and the form of opinion that the audit firm proposes to render to the Board of Directors and the stockholders.

- The Committee shall meet to review and discuss the quarterly financial statements, including reviewing the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," with management and the independent registered public accounting firm prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent registered public accounting firm under generally accepted auditing standards.

- The Committee shall meet to review and discuss the annual audited financial statements, including reviewing the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," with management and the independent registered public accounting firm prior to the filing of the Company's Annual Report on Form 10-K (or the annual report to stockholders if distributed prior to the filing of Form 10-K).

- The Committee's review of the Company's financial statements and disclosures shall include: (i) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the company's internal controls and any specific remedial actions adopted in light of material control deficiencies; (ii) discussions with management and the independent registered public accounting firm regarding significant financial reporting issues and judgments made in connection with the preparation of the financial statements and the reasonableness of those judgments, including analyses of the effects of alternative GAAP methods on the financial statements; (iii) consideration of the effect of regulatory accounting initiatives, as well as off-balance sheet structures on the financial statements; (iv) consideration of the judgment of both management and the independent registered public accounting firm about the quality, not just the acceptability of accounting principles; and (v) the clarity of the disclosures in the financial statements. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent registered public accounting firm under professional standards.

- The Committee shall receive and review a report from the independent registered public accounting firm, prior to the filing of the Company's Annual Report on Form 10-K (or the annual report to stockholders if distributed prior to the filing of Form 10-K), on all critical accounting policies and practices of the Company; all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the independent auditor; and other material written communications between the independent registered public accounting firm and management.

- The Committee shall obtain from the independent registered public accounting firm assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended, which sets forth certain procedures to be followed in any audit of financial statements required under the Securities Exchange Act of 1934.

- The Committee shall discuss with appropriate counsel to the Company any significant legal, compliance or regulatory matters that may have a material effect on the financial statements or the Company's business, financial statements or compliance policies, including material notices to or inquiries received from governmental agencies.
- The Committee shall review and approve all related party transactions.
- The Committee shall review and discuss the type and presentation of information to be included in earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.
- The Committee shall review management's assessment of the effectiveness of internal control over financial reporting as of the end of the most recent fiscal year and the independent registered public accounting firm's report on management's assessment.
- The Committee shall discuss with management, the internal auditors, and the independent registered public accounting firm the adequacy and effectiveness of internal control over financial reporting, including any significant deficiencies or material weaknesses identified by management of the Company in connection with its required quarterly certifications under Section 302 of the Sarbanes-Oxley Act which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and as to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. In addition, the Committee shall discuss with management, the internal auditors, and the independent registered public accounting firm any significant changes in internal control over financial reporting that are disclosed, or considered for disclosures, in the Company's periodic filings with the SEC.
- The Committee shall review the Company's compliance systems with respect to legal and regulatory requirements and review the Company's code of conduct and programs to monitor compliance with such programs. The Committee shall receive corporate attorneys' reports of evidence of any material violation of securities laws or breaches of fiduciary duty.
- The Committee shall discuss the Company's policies with respect to risk assessment and risk management, including the risk of fraud. The Committee also shall discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- The Committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
- The Committee shall set clear hiring policies for employees or former employees of the independent registered public accounting firm that meet the SEC regulations and stock exchange listing standards.
- The Committee shall review and reassess the charter at least annually and obtain the approval of the Board of Directors.

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VeriFone Bonus Plan

1. *Purpose.* The purpose of the VeriFone Bonus Plan (the "*Plan*") is to advance the interests of VeriFone Holdings, Inc. (the "*Company*") and its stockholders by providing incentives in the form of bonus awards to certain employees of the Company and any of its subsidiaries or other related business units or entities ("*Affiliates*") who contribute significantly to the strategic and long-term performance objectives and growth of the Company and its Affiliates.

2. *Administration.* The Plan shall be administered by the Compensation Committee (the "*Committee*") of the Board of Directors of the Company (the "*Board*"), as such committee is from time to time constituted. The Committee may delegate its duties and powers in whole or in part (i) to any subcommittee thereof consisting solely of at least two "*outside directors*," as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "*Code*"), or (ii) to the extent consistent with Section 162(m) of the Code, to any other individual or individuals.

The Committee has all the powers vested in it by the terms of the Plan set forth herein, such powers to include the exclusive authority to select the employees to be granted bonus awards (the "*Bonuses*") under the Plan, to determine the size and terms of the Bonus made to each individual selected (subject to the limitation imposed below), to modify the terms of any Bonus that has been granted (except with respect to any modification which would increase the amount of compensation payable to a "*Covered Employee*," as such term is defined in Section 162(m) of the Code), to determine the time when Bonuses will be awarded, to establish performance objectives in respect of Bonuses and to certify that such performance objectives were attained. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. No member of the Committee and no officer of the Company shall be liable for anything done or omitted to be done by him or her, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under the Plan, except for his or her own willful misconduct or as expressly provided by statute. If the Committee determines that a Bonus to be granted to a Covered Employee (or a person likely to be a Covered Employee) should qualify as "*performance-based compensation*" for purposes of Section 162(m) of the Code, all of the foregoing determinations shall be made by the Committee, if the Committee is comprised solely of "outside directors" and, if it is not, then by a subcommittee of the Committee so comprised.

3. *Participation.* The Committee shall have exclusive power (except as may be delegated as permitted herein) to select the employees of the Company and its Affiliates who may participate in the Plan and be granted Bonuses under the Plan ("*Participants*").

4. *Bonuses under the Plan.*

(a) *In General.* The Committee shall determine the amount of a Bonus to be granted to each Participant in accordance with subsection (b) below.

(b) *Bonuses.* (i) The Committee may in its discretion award a Bonus to a Participant under the Plan subject to the terms and conditions of this subsection (b). Subject to clause (iii) of this Section 4(b), the amount of a Participant's Bonus shall be an amount determinable from written performance goals approved by the Committee while the outcome is substantially uncertain and no more than 91 days after the commencement of the period to which the performance goal relates or, if for a period other than one year, the number of days that is equal to 25 percent of the relevant performance period. The maximum aggregate limit on Bonuses that may be awarded under this Plan to any Participant with respect to any calendar year is $3 million.

(ii) The amount of any Bonus will be based on objective performance goals and a targeted level or levels of performance with respect to each goal as specified by the Committee. One or more of the following business criteria for the Company on a consolidated basis, and/or for specified subsidiaries or business units of the Company shall be used by the Committee in establishing performance goals for Bonuses: (A) before or after tax net income; (B) net revenues; (C) earnings per share; (D) stock price; (E) the relative performance of the Company in comparison to peer group companies; (F) expense management; (G) improvements in capital structure; (H) return on assets; (I) profit margins; (J) budget comparisons; and (K) total return to stockholders.

(iii) The Committee shall determine (in writing with respect to any Covered Employee) whether the performance goals have been met with respect to any affected Participant and, if they have, so certify and ascertain the amount of the applicable Bonus. No Bonuses will be paid until such certification is made by the Committee.

(iv) The provisions of this Section 4(b) shall be administered and interpreted in accordance with Section 162(m) of the Code to ensure the deductibility by the Company or its Affiliates of the payment of Bonuses to Covered Employees.

5. *Designation of Beneficiary by Participant.* The Committee or its delegate shall create a procedure whereby a Participant may file, on a form to be provided by the Committee, a written election designating one or more beneficiaries with respect to the amount, if any, payable in the event of the Participant's death. The Participant may amend such beneficiary designation in writing at any time prior to the Participant's death, without the consent of any previously designated beneficiary. Such designation or amended designation, as the case may be, shall not be effective unless and until received by the duly authorized representatives of the Committee or its delegate prior to the Participant's death. In the absence of any such designation, the amount payable, if any, shall be delivered to the legal representative of such Participant's estate.

6. *Miscellaneous Provisions.*

(a) No employee or other person shall have any claim or right to be paid a Bonus under the Plan. Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such eligible individuals are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any employee or other person any right to continue to be employed by or perform services for the Company or any Affiliate, and the right to terminate the employment of or performance of services by any Participant at any time and for any reason is specifically reserved to the Company and its Affiliates.

(b) Except as may be approved by the Committee, a Participant's rights and interest under the Plan may not be assigned or transferred, hypothecated or encumbered in whole or in part either directly or by operation of law or otherwise (except in the event of a Participant's death) including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner; provided, however, that, subject to applicable law, any amounts payable to any Participant hereunder are subject to reduction to satisfy any liabilities owed to the Company or any of its Affiliates by the Participant.

(c) The Committee shall have the authority to determine in its sole discretion the applicable performance period relating to any Bonus and to include with respect to any award any change in control provision.

(d) The Company and its Affiliates shall have the right to deduct from any payment made under the Plan any federal, state, local or foreign income or other taxes required by law to be withheld with respect to such payment.

(e) The Company is the sponsor and legal obligor under the Plan, and shall make all payments hereunder, other than any payments to be made by any of the Affiliates, which shall be made by such Affiliate, as appropriate. Nothing herein is intended to restrict the Company from charging an Affiliate that employs a Participant for all or a portion of the payments made by the Company hereunder. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any amounts under the Plan, and rights to payment hereunder shall be no greater than the rights of the Company's unsecured, subordinated creditors, and shall be subordinated to the claims of the customers and clients of the Company. All expenses involved in administering the Plan shall be borne by the Company.

(f) The validity, construction, interpretation, administration and effect of the Plan and rights relating to the Plan and to Bonuses granted under the Plan, shall be governed by the substantive laws, but not the choice of law rules, of the State of Delaware.

(g) The Plan shall be effective as of November 1, 2005 (the "*Effective Date*"), subject to the affirmative vote of the holders of a majority of all shares of Common Stock of the Company present in person or by proxy at the Annual Meeting of the Company to be held on March 22, 2006.

7. *Plan Amendment or Suspension.* The Plan may be amended, suspended or terminated in whole or in part at any time and from time to time by the Committee or the Board without the consent of the Company's stockholders or any Participant; provided, however, that any amendment to the Plan shall be submitted to the stockholders if stockholder approval is required by any applicable law, rule or regulation.

8. *Nonexclusivity of the Plan.* Neither the adoption of the Plan by the Board nor its submission of any terms of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements, apart from the Plan, as it may deem desirable, including incentive arrangements and awards that do not qualify under Code Section 162(m), and such other arrangements may be either applicable generally or only in specific cases.

9. *Actions and Decisions Regarding the Business or Operations of the Company and/or its Affiliates.* Notwithstanding anything in the Plan to the contrary, neither the Company nor any of its Affiliates nor their respective officers, directors, employees or agents shall have any liability to any Participant (or his or her beneficiaries or heirs) under the Plan or otherwise on account of any action taken, or not taken, in good faith by any of the foregoing persons with respect to the business or operations of the Company or any Affiliates.

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VERIFONE HOLDINGS, INC.
2006 EQUITY INCENTIVE PLAN

Table of Contents

ARTICLE I

GENERAL

1.1 *Purpose*

The purpose of the VeriFone Holdings, Inc. 2006 Equity Incentive Plan (the "*Plan*") is to provide an incentive for officers, other employees, prospective employees and directors of, and consultants to, VeriFone Holdings, Inc. (the "*Company*") and its subsidiaries and affiliates to acquire a proprietary interest in the success of the Company, to enhance the long-term performance of the Company and to remain in the service of the Company and its subsidiaries and affiliates.

1.2 *Definitions of Certain Terms*

(a) *"Award"* means an award under the Plan as described in Section 1.5 and Article II.

(b) *"Award Agreement"* means a written agreement entered into between the Company and a Grantee in connection with an Award, that shall contain such provisions, including without limitation vesting requirements, consistent with the provisions of the Plan, as may be approved by the Committee.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Cause"* shall have the meaning specified in a holder's Award Agreement or if not specified therein shall mean the occurrence of one or more of the following events as determined by the Committee in its discretion:

(i) Conviction of a felony or any crime or offense lesser than a felony involving dishonesty, disloyalty or fraud with respect to the Company or any Related Entity or any of their respective properties or assets; or

(ii) Gross negligence or willful misconduct that has caused demonstrable and serious injury to the Company or a Related Entity, monetary or otherwise; or

(iii) Willful refusal to perform or substantial disregard of duties properly assigned, as determined by the Company or a Related Entity, as the case may be; or

(iv) Breach of duty of loyalty to the Company or a Related Entity or any act of fraud or dishonesty with respect to the Company or a Related Entity.

(e) *"Code"* means the Internal Revenue Code of 1986, as amended.

(f) *"Committee"* means the Compensation Committee of the Board and shall consist of not less than two directors. However, if a member of the Compensation Committee is not an "outside director" within the meaning of Section 162(m) of the Code or is not a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, the Compensation Committee may from time to time delegate some or all of its functions under the Plan to a committee or subcommittee composed of members that meet the relevant requirements. The term "Committee" includes any such committee or subcommittee, to the extent of the Compensation Committee's delegation.

(g) *"Common Stock"* means the common stock of the Company.

(h) *"Competition"* is deemed to occur if a person whose employment with the Company or a Related Entity has terminated obtains a position as a full-time or part-time employee of, as a member of the board of directors of, or as a consultant or advisor with or to, or acquires an ownership interest in excess of 5% of, a corporation, partnership, firm or other entity that engages in any of the businesses in which the Company or any Related Entity engages and with which the person was involved at any time during his or her employment with or other service for the Company or any Related Entity.

(i) *"Disability"* means a disability that would entitle an eligible participant to payment of regular disability payments under any Company disability plan or as otherwise determined by the Committee.

(j) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(k) The *"Fair Market Value"* of a share of Common Stock on any date shall be (i) the closing sale price per share of Common Stock during normal trading hours on the New York Stock Exchange or the last preceding date on which there was a sale of such Common Stock on such exchange or (ii) if the shares of Common Stock are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Common Stock during normal trading hours in such over-the-counter market for such date or the last preceding date on which there was a sale of such Common Stock in such market, or (iii) if the shares of Common Stock are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its discretion, shall determine.

(l) *"Grantee"* means a person who receives an Award.

(m) *"Incentive Stock Option"* means a stock option that is intended to qualify for special federal income tax treatment pursuant to Sections 421 and 422 of the Code (or a successor provision thereof) and which is so designated in the applicable Award Agreement. Under no circumstances shall any stock option that is not specifically designated as an Incentive Stock Option be considered an Incentive Stock Option.

(n) *"Non-Qualified Stock Option"* means any stock option other than an Incentive Stock Option.

(o) *"Key Persons"* means directors, officers and other employees of the Company or of a Related Entity, and consultants to the Company or a Related Entity.

(p) *"Option Exercise Price"* means the amount payable by a Grantee on the exercise of a stock option as determined by the Committee and set forth in such Grantee's Award Agreement.

(q) *"Related Entity"* means any parent or subsidiary corporation of the Company or any business, corporation, partnership, limited liability company or other entity in which the Company or a parent or a subsidiary corporation holds at least a 25% ownership interest, directly or indirectly and any other entity specifically designated as a Related Entity by the Committee.

(r) *"Retirement"* means retirement as defined under any Company pension plan or retirement program or termination of one's employment on retirement with the approval of the Committee.

(s) *"Rule 16b-3"* means Rule 16b-3 under the Exchange Act.

(t) Unless otherwise determined by the Committee, a Grantee shall be deemed to have a *"Termination of Employment"* upon ceasing employment with the Company and all Related Entities (or, in the case of a Grantee who is not an employee, upon ceasing association with the Company and all Related Entities as a director, consultant or otherwise). The Committee in its discretion may determine (i) whether any leave of absence constitutes a Termination of Employment for purposes of the Plan, (ii) the impact, if any, of any such leave of absence on Awards theretofore made under the Plan, and (iii) when a change in a Grantee's association with the Company constitutes a Termination of Employment for purposes of the Plan. The Committee may also determine in its discretion whether a Grantee's Termination of Employment is for Cause and the date of termination in such case.

1.3 *Administration*

(a) The Plan shall be administered by the Committee, which shall consist of not less than two directors; provided that the Board may, in its discretion, at any time and from time to time, resolve to administer the Plan, in which case the term "Committee" shall be deemed to mean the Board for all purposes herein.

(b) The Committee or a subcommittee thereof (which hereinafter shall also be referred to as the Committee) shall have the authority (i) to exercise all of the powers granted to it under the Plan, (ii) to construe, interpret and implement the Plan and any Award Agreements, (iii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (iv) to make all determinations necessary or advisable in administering the Plan, (v) to correct any defect, supply any omission and reconcile any inconsistency in the Plan, (vi) to amend the Plan to reflect changes in applicable law, (vii) to determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, canceled, forfeited or suspended, and (viii) to determine whether, to what extent and under what circumstances cash, shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee.

(c) Actions of the Committee shall be taken by the vote of a majority of its members. Any action may be taken by a written instrument signed by a majority of the Committee members, and action so taken shall be fully as effective as if it had been taken by a vote at a meeting.

(d) The determination of the Committee on all matters relating to the Plan or any Award Agreement shall be final, binding and conclusive.

(e) No member of the Board or the Committee or any employee of the Company or any of its subsidiaries or affiliates (each such person a "Covered Person") shall have any liability to any person (including, without limitation, any Participant) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Covered Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan and against and from any and all amounts paid by such Covered Person, with the Company's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained herein: (i) until the Board shall appoint the members of the Committee, the Plan shall be administered by the Board and (ii) the Board may, in its discretion, at any time and from time to time, grant Awards or resolve to administer the Plan. In either of the foregoing events, the Board shall have all of the authority and responsibility granted to the Committee herein.

1.4 *Persons Eligible for Awards*

Awards under the Plan may be made to such Key Persons as the Committee shall select in its discretion.

1.5 *Types of Awards Under the Plan*

Awards may be made under the Plan in the form of stock options, including Incentive Stock Options, Non-Qualified Stock Options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units and other stock-based Awards, as set forth in Article II.

1.6 *Shares Available for Awards*

(a) *Total shares available.* The aggregate number of shares of the Company's Common Stock that shall be available for grant under this Plan shall be 9,000,000. Any shares granted as Stock Options or SARs shall be counted as one (1) share for every share granted. Any shares granted as Awards other than Stock Options or SARs shall be counted against this limit as 1.75 shares for every share granted. The aggregate number of shares available for grant under this Plan and the number of shares subject to outstanding Awards shall be subject to adjustment as provided by Section 1.6(b). The shares issued pursuant to Awards granted under this Plan may be shares that either were reacquired by the Company, including shares purchased in the open market, or authorized but unissued shares. Such shares may be authorized but unissued Common Stock or authorized and issued Common Stock held in the Company's treasury or acquired by the Company for the purposes of the Plan. The Committee may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares pursuant to the Plan. If any Award is forfeited or otherwise terminates or is canceled without the delivery of shares of Common Stock then the shares covered by such forfeited, terminated or cancelled award shall again become available for transfer pursuant to awards granted or to be granted under the Plan. If any shares of Common Stock are surrendered or withheld from any Award to satisfy a Grantee's income tax withholding obligations, or shares of Common Stock owned by a Grantee are tendered to pay the exercise price of options granted under the Plan, then shares which are equal to the number of shares surrendered, withheld or tendered shall no longer be available for transfer pursuant to Awards granted or to be granted under this Plan. Any shares of Common Stock delivered by the Company, any shares of Common Stock with respect to which Awards are made by the Company and any shares of Common Stock with respect to which the Company becomes obligated to make Awards, through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity, shall not be counted against the shares available for Awards under this Plan.

(b) *Adjustments.* The number of shares of Common Stock covered by each outstanding Award, the number of shares available for Awards, and the price per share of Common Stock covered by each such outstanding Award may be proportionately adjusted, as determined by the Committee in its discretion, for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company or to reflect any distributions to holders of Common Stock, including cash dividends other than regular cash dividends paid pursuant to an announced dividend policy; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award. After any adjustment made pursuant to this paragraph, the number of shares subject to each outstanding Award shall be rounded to the nearest whole number.

ARTICLE II

AWARDS UNDER THE PLAN

2.1 *Award Agreements*

Each Award granted under the Plan shall be evidenced by an Award Agreement which shall contain such provisions as the Committee in its discretion deems necessary or desirable. The Committee may grant Awards in tandem with any other Award or Awards granted under this Plan or any award granted under any other plan of the Company. Payments or transfers to be made by the Company upon the grant, exercise or payment of an Award may be made in such form as the Committee shall determine, including cash, shares of Common Stock, other securities, other Awards or other property and may be made in a single payment or transfer, in installments or on a deferred basis. A Grantee shall have no rights with respect to an Award unless such Grantee accepts the Award within such period as the Committee shall specify by executing an Award Agreement in such form as the Committee shall determine and, if the Committee shall so require, makes payment to the Company in such amount as the Committee may determine.

2.2 *No Rights as a Stockholder*

No Grantee of an Award (or other person having rights pursuant to such Award) shall have any of the rights of a Stockholder of the Company with respect to shares subject to such Award until the issuance of a stock certificate to such person for such shares. Except as otherwise provided in Section 1.6(b), no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate is issued.

2.3 *Grant of Stock Options, Stock Appreciation Rights and Additional Options*

(a) The Committee may grant stock options, including Incentive Stock Options and Non-Qualified Stock Options to purchase shares of Common Stock from the Company, to such Key Persons, in such amounts and subject to such terms and conditions, as the Committee shall determine in its discretion.

(b) The Committee may grant stock appreciation rights to such Key Persons, in such amounts and subject to such terms and conditions, as the Committee shall determine in its discretion. Stock appreciation rights may be granted in connection with all or any part of, or independently of, any stock option granted under the Plan. A stock appreciation right may be granted at or after the time of grant of such option.

(c) The Grantee of a stock appreciation right shall have the right, subject to the terms of the Plan and the applicable Award Agreement, to receive from the Company an amount equal to (i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise of the stock appreciation right over (ii) the exercise price of such right as set forth in the Award Agreement (or over the option exercise price if the stock appreciation right is granted in connection with a stock option), multiplied by (iii) the number of shares with respect to which the stock appreciation right is exercised. Payment to the Grantee upon exercise of a stock appreciation right shall be made in cash or in shares of Common Stock (valued at their Fair Market Value on the date of exercise of the stock appreciation right) or both, as the Committee shall determine in its discretion. Upon the exercise of a stock appreciation right granted in connection with a stock option, the number of shares subject to the option shall be correspondingly reduced by the number of shares with respect to which the stock appreciation right is exercised. Upon the exercise of a stock option in connection with which a stock appreciation right has been granted, the number of shares subject to the stock appreciation right shall be correspondingly reduced by the number of shares with respect to which the option is exercised.

(d) Each Award Agreement with respect to a stock option shall set forth the Option Exercise Price, which shall be at least 100% of the Fair Market Value of a share of Common Stock on the date the option is granted (except as permitted in connection with the assumption or issuance of options in a transaction to which Section 424(a) of the Code applies).

(e) Each Award Agreement with respect to a stock option or stock appreciation right shall set forth the periods during which the Award evidenced thereby shall be exercisable, whether in whole or in part. Such periods shall be determined by the Committee in its discretion; *provided, however,* that no stock options or stock appreciation rights shall be exercisable more than seven (7) years after the date of grant of such stock options or stock appreciation rights.

(f) To the extent that the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which Incentive Stock Options granted under this Plan and all other plans of the Company are first exercisable by any Grantee during any calendar year shall exceed the maximum limit (currently, $100,000), if any, imposed from time to time under Section 422 of the Code, such options shall be treated as nonqualified stock options.

(g) Notwithstanding the provisions of Sections 2.3(d) and (e), to the extent required under Section 422 of the Code, an Incentive Stock option may not be granted under the Plan to an individual who, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of his or her employer corporation or of its parent or subsidiary corporations (as such ownership may be determined for purposes of Section 422(b)(6) of the Code) unless (i) at the time such Incentive Stock Option is granted the Option Exercise Price is at least 110% of the Fair Market Value of the shares subject thereto and (ii) the Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the date granted.

2.4 *Exercise of Stock Options and Stock Appreciation Rights*

Each stock option or stock appreciation right granted under the Plan shall be exercisable as follows:

(a) A stock option or stock appreciation right shall become exercisable at such time or times as determined by the Committee.

(b) Unless the applicable Award Agreement otherwise provides, a stock option or stock appreciation right may be exercised from time to time as to all or part of the shares as to which such Award is then exercisable (but, in any event, only for whole shares). A stock appreciation right granted in connection with an option may be exercised at any time when, and to the same extent that, the related option may be exercised. A stock option or stock appreciation right shall be exercised by written notice to the Company, on such form and in such manner as the Committee shall prescribe.

(c) Any written notice of exercise of a stock option shall be accompanied by payment of the Option Exercise Price for the shares being purchased. Such payment shall be made (i) in cash (by certified check or as otherwise permitted by the Committee), or (ii) to the extent specified in the Award Agreement and permitted by law, by such other method as the Committee may from time to time prescribe, including a cashless exercise procedure through a broker-dealer.

(d) Promptly after receiving payment of the full Option Exercise Price, or after receiving notice of the exercise of a stock appreciation right for which payment will be made partly or entirely in shares of Common Stock, the Company shall, subject to the provisions of Section 3.3 (relating to certain restrictions), deliver to the Grantee or to such other person as may then have the right to exercise the Award, a certificate or certificates for the shares of Common Stock for which the Award has been exercised. If the method of payment employed upon option exercise so requires, and if applicable law permits, a Grantee may direct the Company to deliver the certificate(s) to the Grantee's broker-dealer.

2.5 *Cancellation and Termination of Stock Options and Stock Appreciation Rights*

The Committee may, at any time and in its discretion, determine that any outstanding stock options and stock appreciation rights granted under the Plan, whether or not exercisable, will be canceled and terminated and that in connection with such cancellation and termination the holder of such options (and stock appreciation rights not granted in connection with an option) may receive for each share of Common Stock subject to such Award a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the difference, if any, between the amount determined by the Committee to be the fair market value of the Common Stock and the exercise price per share multiplied by the number of shares of Common Stock subject to such Award; provided that if such product is zero or less or to the extent that the Award is not then exercisable, the stock options and stock appreciation rights will be canceled and terminated without payment therefor.

2.6 *Terms of Options*

The term during which each option may be exercised shall be determined by the Committee, but if required by the Code and except as otherwise provided herein, no option shall be exercisable in whole or in part more than seven years from the date it is granted, and no Incentive Stock Option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries shall be exercisable more than five years from the date it is granted. All rights to purchase Common Stock pursuant to an option shall, unless sooner terminated, expire at the date designated by the Committee. The Committee shall determine the date on which each option shall become exercisable and may provide that an option shall become exercisable in installments. The shares of Common Stock constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the Committee. Prior to the exercise of an option and delivery of the shares represented by Common Stock represented thereby, the optionee shall have no rights as a stockholder with respect to any shares of Common Stock covered by such outstanding option (including any dividend or voting rights).

2.7 *Termination of Employment*

(a) *Death or Disability.* If a participant ceases to be an officer or employee of, or to perform other services for, the Company or any Related Entity due to death or Disability, (A) all of the participant's Awards that were vested and exercisable on the date of his or her death or Disability shall remain exercisable for, and shall otherwise terminate at the end of, a period of 365 days from the date of such death or Disability, but in no event after the expiration date of the Awards; provided that in the case of Disability, if the participant engages in Competition prior to exercising such Awards, without having received written consent to do so from the Board or the Committee, such Awards will immediately terminate; and (B) all of the participant's Awards that were not vested and exercisable on the date of his or her death or Disability shall be forfeited immediately. Notwithstanding the foregoing, if the Disability giving rise to the termination of employment is not within the meaning of Section 22(e)(3) of the Code or any successor thereto, Incentive Stock Options not exercised by such participant within 90 days after the date of termination of employment will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

(b) *Retirement.* If a participant ceases to be an officer or employee of, or to perform other services for, the Company or any Related Entity upon the occurrence of his or her Retirement, (A) all of the participant's Awards that were vested and exercisable on the date of Retirement shall remain exercisable for, and shall otherwise terminate at the end of, a period of 180 days after the date of Retirement, but in no event after the expiration date of the Awards; provided that if the participant engages in Competition prior to exercising such Awards, without having received written consent to do so from the Board or the Committee, such Awards will immediately terminate; and (B) all of the participant's Awards that were not vested and exercisable on the date of Retirement shall be forfeited immediately. Notwithstanding the foregoing, Incentive Stock Options not exercised by such participant within 90 days after Retirement will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

(c) *Discharge for Cause.* If a participant ceases to be an officer or employee of, or to perform other services for, the Company or a Related Entity due to Cause, all of the participant's Awards shall expire and be forfeited immediately upon such cessation, whether or not then vested and exercisable.

(d) *Other Termination.* Unless otherwise determined by the Committee, if a participant ceases to be an officer or employee of, or to otherwise perform services for, the Company or a Related Entity for any reason other than death, Disability, Retirement or Cause, (A) all of the participant's Awards that were vested and exercisable on the date of such cessation shall remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of such cessation, but in no event after the expiration date of the Awards; provided that if the participant engages in Competition prior to exercising such Awards, without having received written consent to do so from the Board or the Committee, such Awards will immediately terminate; and (B) all of the participant's Awards that were not vested and exercisable on the date of such cessation shall be forfeited immediately upon such cessation.

2.8 *Grant of Restricted Stock*

(a) The Committee may grant restricted shares of Common Stock to such Key Persons, in such amounts, and subject to such terms and conditions as the Committee shall determine in its discretion, subject to the provisions of the Plan. Restricted stock Awards may be made independently of or in connection with any other Award.

(b) The Company shall issue in the Grantee's name a certificate or certificates for the shares of Common Stock covered by the Award. Upon the issuance of such certificate(s), the Grantee shall have the rights of a Stockholder with respect to the restricted stock, subject to the transfer restrictions and the Company repurchase rights described in paragraphs (d) and (e) below and to such other restrictions and conditions as the Committee in its discretion may include in the applicable Award Agreement.

(c) Unless the Committee shall otherwise determine, any certificate issued evidencing shares of restricted stock shall remain in the possession of the Company until such shares are free of any restrictions specified in the applicable Award Agreement.

(d) Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided in this Plan or the applicable Award Agreement. The Committee at the time of grant shall specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the nontransferability of the restricted stock shall lapse. Unless the applicable Award Agreement provides otherwise, additional shares of Common Stock or other property distributed to the Grantee in respect of shares of restricted stock, as dividends or otherwise, shall be subject to the same restrictions applicable to such restricted stock.

(e) During the ninety (90) days following the Grantee's Termination of Employment for any reason, the Company shall have the right to require the return of any shares to which restrictions on transferability apply, in exchange for which the Company shall repay to the Grantee (or the Grantee's estate) in cash any amount paid by the Grantee for such shares.

2.9 *Grant of Restricted Stock Units*

(a) The Committee may grant Awards of restricted stock units to such Key Persons, in such amounts, and subject to such terms and conditions as the Committee shall determine in its discretion, subject to the provisions of the Plan. Restricted stock units may be awarded independently of or in connection with any other Award under the Plan.

(b) At the time of grant, the Committee shall specify the date or dates on which the restricted stock units shall become vested, and may specify such conditions to vesting as it deems appropriate. Unless otherwise determined by the Committee, in the event of the Grantee's Termination of Employment for any reason, restricted stock units that have not vested shall be forfeited and canceled. The Committee at any time may accelerate vesting dates and otherwise waive or amend any conditions of an Award of restricted stock units.

(c) At the time of grant, the Committee shall specify the maturity date applicable to each grant of restricted stock units, which may be determined at the election of the Grantee. Such date may be later than the vesting date or dates of the Award. On the maturity date, the Company shall transfer to the Grantee one unrestricted, fully transferable share of Common Stock for each vested restricted stock unit scheduled to be paid out on such date and as to which all other conditions to the transfer have been fully satisfied. The Committee shall specify the purchase price, if any, to be paid by the Grantee to the Company for such shares of Common Stock.

2.10 *Grant of Performance Shares and Share Units*

The Committee may grant performance shares in the form of actual shares of Common Stock or share units having a value equal to an identical number of shares of Common Stock to such Key Persons, in such amounts, and subject to such terms and conditions as the Committee shall determine in its discretion, subject to the provisions of the Plan. In the event that a stock certificate is issued in respect of performance shares, such certificates shall be registered in the name of the Grantee but shall be held by the Company until the time the performance shares are earned. The performance conditions and the length of the performance period shall be determined by the Committee. The Committee shall determine in its discretion whether performance shares granted in the form of share units shall be paid in cash, Common Stock, or a combination of cash and Common Stock.

2.11 *Other Stock-Based Awards*

The Committee may grant other types of stock-based Awards to such Key Persons, in such amounts and subject to such terms and conditions, as the Committee shall in its discretion determine, subject to the provisions of the Plan. Such Awards may entail the transfer of actual shares of Common Stock, or payment in cash or otherwise of amounts based on the value of shares of Common Stock.

2.12 *Grant of Dividend Equivalent Rights*

The Committee may in its discretion include in the Award Agreement with respect to any Award a dividend equivalent right entitling the Grantee to receive amounts equal to the ordinary dividends that would be paid, during the time such Award is outstanding and unexercised, on the shares of Common Stock covered by such Award if such shares were then outstanding. In the event such a provision is included in an Award Agreement, the Committee shall determine whether such payments shall be made in cash, in shares of Common Stock or in another form, whether they shall be conditioned upon the exercise or vesting of the Award to which they relate, the time or times at which they shall be made, and such other terms and conditions as the Committee shall deem appropriate.

2.13 *Right of Recapture*

To the extent provided in the Award Agreement, if at any time within [one (1) year] after the date on which a participant exercises a stock option or stock appreciation right, or on which restricted stock vests, or which is the maturity date of restricted stock units, or on which income is realized by a participant in connection with any other stock-based Award (each of which events is a "*realization event*"), the participant (a) is terminated for Cause or (b) engages in any activity determined in the discretion of the Committee to be in competition with any activity of the Company, or otherwise inimical, contrary or harmful to the interests of the Company (including, but not limited to, accepting employment with or serving as a consultant, adviser or in any other capacity to an entity that is in competition with or acting against the interests of the Company), then any gain realized by the Grantee from the realization event shall be paid by the Grantee to the Company upon notice from the Company. Such gain shall be determined on a gross basis, without reduction for any taxes incurred, as of the date of the realization event, without regard to any subsequent change in the Fair Market Value of a share of Common Stock. The Company shall have the right to offset such gain against any amounts otherwise owed to the Grantee by the Company (whether as wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement).

ARTICLE III

MISCELLANEOUS

3.1 *Amendment of the Plan; Modification of Awards*

(a) The Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, except that no such amendment shall materially impair any rights or materially increase any obligations of the Grantee under any Award theretofore made under the Plan without the consent of the Grantee (or, after the Grantee's death, the person having the right to exercise or receive payment of the Award). For purposes of the Plan, any action of the Board or the Committee that alters or affects the tax treatment of any Award shall not be considered to materially impair any rights of any Grantee.

(b) Stockholder approval of any amendment shall be obtained to the extent necessary to comply with Section 422 of the Code (relating to Incentive Stock Options) or any other applicable law, regulation or stock exchange listing requirements.

(c) The Committee may amend any outstanding Award Agreement, including, without limitation, by amendment which would accelerate the time or times at which the Award becomes unrestricted or may be exercised, or waive or amend any goals, restrictions or conditions set forth in the Award Agreement. However, any such amendment (other than an amendment pursuant to paragraphs (a) or (d) of this Section or an amendment to effect an assumption or other action consistent with Section 3.7(b)) that materially impairs the rights or materially increases the obligations of a Grantee under an outstanding Award shall be made only with the consent of the Grantee (or, upon the Grantee's death, the person having the right to exercise the Award).

(d) Notwithstanding anything to the contrary in this Section, the Board or the Committee shall have full discretion to amend the Plan to the extent necessary to preserve fixed accounting treatment with respect to any Award and any outstanding Award Agreement shall be deemed to be so amended to the same extent, without obtaining the consent of any Grantee (or, after the Grantee's death, the person having the right to exercise or receive payment of the affected Award), without regard to whether such amendment adversely affects a Grantee's rights under the Plan or such Award Agreement.

3.2 *Tax Withholding*

(a) As a condition to the receipt of any shares of Common Stock pursuant to any Award or the lifting of restrictions on any Award, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company relating to an Award (including, without limitation, FICA tax), the Company shall be entitled to require that the Grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy such withholding obligation.

(b) If the event giving rise to the withholding obligation is a transfer of shares of Common Stock, then, to the extent specified in the applicable Award Agreement and unless otherwise permitted by the Committee, the Grantee may satisfy only the minimum statutory withholding obligation imposed under paragraph (a) by electing to have the Company withhold shares of Common Stock having a Fair Market Value equal to the amount of tax to be withheld. For this purpose, Fair Market Value shall be determined as of the date on which the amount of tax to be withheld is determined (and any fractional share amount shall be settled in cash).

3.3 *Restrictions*

(a) If the Committee shall at any time determine that any consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award, the issuance or purchase of shares of Common Stock or other rights thereunder, or the taking of any other action thereunder (a "*Plan Action*"), then no such Plan Action shall be taken, in whole or in part, unless and until such consent shall have been effected or obtained to the full satisfaction of the Committee.

(b) The term "*consent*" as used herein with respect to any action referred to in paragraph (a) means (i) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation, (ii) any and all written agreements and representations by the Grantee with respect to the disposition of shares, or with respect to any other matter, which the Committee shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (iii) any and all consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory bodies, and (iv) any and all consents or authorizations required to comply with, or required to be obtained under, applicable local law or otherwise required by the Committee. Nothing herein shall require the Company to list, register or qualify the shares of Common Stock on any securities exchange.

3.4 *Nonassignability*

Except to the extent otherwise provided in the applicable Award Agreement, no Award or right granted to any person under the Plan shall be assignable or transferable other than by will or by the laws of descent and distribution, and all such Awards and rights shall be exercisable during the life of the Grantee only by the Grantee or the Grantee's legal representative. Notwithstanding the immediately preceding sentence, the Committee may permit a Grantee to transfer any stock option which is not an Incentive Stock Option to one or more of the Grantee's immediate family members or to trusts established in whole or in part for the benefit of the Grantee and/or one or more of such immediate family members. For purposes of the Plan, (i) the term *"immediate family"* shall mean the Grantee's spouse and issue (including adopted and step children) and (ii) the phrase "immediate family members or to trusts established in whole or in part for the benefit of the Grantee and/or one or more of such immediate family members" shall be further limited, if necessary, so that neither the transfer of a nonqualified stock option to such immediate family member or trust, nor the ability of a Grantee to make such a transfer shall have adverse consequences to the Company or the Grantee by reason of Section 162(m) of the Code.

3.5 *Requirement of Notification of Election Under Section 83(b) of the Code*

If a Grantee, in connection with the acquisition of shares of Common Stock under the Plan, is permitted under the terms of the Award Agreement to make the election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code notwithstanding the continuing transfer restrictions) and the Grantee makes such an election, the Grantee shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code.

3.6 *Requirement of Notification Upon Disqualifying Disposition Under Section 421(b) of the Code*

If any Grantee shall make any disposition of shares of Common Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Grantee shall notify the Company of such disposition within ten (10) days thereof.

3.7 *Change in Control*

(a) A *"Change in Control"* means the occurrence of any one of the following events:

(i) any person is or becomes a *"beneficial owner"* (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power of the Company's then outstanding securities generally eligible to vote for the election of directors (the *"Company Voting Securities"*); *provided, however*, that any of the following acquisitions shall not be deemed to be a Change in Control: (1) by the Company or any subsidiary or affiliate, (2) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary or affiliate, (3) by any underwriter temporarily holding securities pursuant to an offering of such securities, or (4) pursuant to a Non-Qualifying Transaction (as defined in paragraph (ii));

(ii) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries or affiliates (a *"Business Combination"*), unless immediately following such Business Combination:

(A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the *"Surviving Corporation"*), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 95% of the voting securities eligible to elect directors of the Surviving Corporation (the "*Parent Corporation*"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, and

(B) at least 50% of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination;

(any Business Combination which satisfies all of the criteria specified in (A) and (B) above shall be deemed to be a "Non-Qualifying Transaction");

(iii) individuals who, on [March 22], 2006, constitute the Board (the "*Incumbent Directors*") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to [March 22], 2006, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company; or

(v) the consummation of a sale of all or substantially all of the Company's assets to an entity that is not an affiliate of the Company (other than pursuant to a Non-Qualifying Transaction).

(b) The Committee may, in its discretion, determine whether, upon the occurrence of a Change in Control specified in paragraph (a)(i) or (a)(iii) above, any applicable Award shall Fully Vest (as defined below), such determination to be evidenced in the applicable Award Agreement. In the event that the applicable Award Agreement does not specify that an applicable Award will Fully Vest upon a Change in Control, such Award shall not Fully Vest.

(c) Upon the occurrence of a Change in Control specified in paragraph (a)(iv) above, all outstanding Awards will terminate upon consummation of the liquidation or dissolution of the Company. The Committee may, in the exercise of its discretion in such instances, (i) provide that Awards shall Fully Vest as of any specified date prior to such liquidation or dissolution and/or (ii) declare that any Award shall terminate as of any specified date.

(d) The following shall occur if Awards "Fully Vest": (i) any stock options and stock appreciation rights granted under the Plan shall become fully vested and immediately exercisable, (ii) any restricted stock, restricted stock units and other stock-based Awards granted under the Plan will become fully vested, any restrictions applicable to such Awards shall lapse and such Awards denominated in stock will be immediately paid out, and (iii) any performance goals applicable to Awards will be deemed to be fully satisfied.

(e) Upon the occurrence of any Change in Control or upon the occurrence of a Non-Qualifying Transaction where Awards are not assumed (or substituted) by the Surviving Corporation or Parent Corporation, the Committee may, in its discretion, (i) Fully Vest Awards, (ii) determine that any or all outstanding Awards granted under the Plan, whether or not exercisable, will be canceled and terminated and that in connection with such cancellation and termination the holder of such Award may receive for each share of Common Stock subject to such Awards a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the difference, if any, between the consideration received by stockholders of the Company in respect of a share of Common Stock in connection with such transaction and the purchase price per share, if any, under the Award multiplied by the number of shares of Common Stock subject to such Award; provided that if such product is zero or less or to the extent that the Award is not then exercisable, the Awards will be canceled and terminated without payment therefor or (iii) provide that the period to exercise stock options or stock appreciation rights granted under the Plan shall be extended (but not beyond the expiration of such option or stock appreciation right).

(f) The Committee shall determine in its discretion whether an Award shall be considered "assumed" or "substituted". Without limiting the foregoing, for the purposes of Section 3.7, a stock option or stock appreciation right shall be considered "assumed" or "substituted" if in the reasonable determination of the Committee (i) the aggregate intrinsic value (the difference between the then fair market value as reasonably determined by the Committee and the exercise price per share of Common Stock multiplied by the number of shares of Common Stock subject to such award) of the assumed (or substituted) Award immediately after the Change in Control is substantially the same as the aggregate intrinsic value of such Award immediately before such transaction, (ii) the ratio of the exercise price per assumed (or substituted) Award to the fair market value per share of successor corporation stock immediately after the Change in Control is substantially the same as such ratio for such Award immediately before such transaction and (iii) the Award is exercisable for the consideration approved by the Committee (including shares of stock, other securities or property or a combination of cash, stock, securities and other property).

3.8 *No Right to Employment*

Nothing in the Plan or in any Award Agreement shall confer upon any Grantee the right to continue in the employ of or association with the Company or affect any right which the Company may have to terminate such employment or association at any time (with or without Cause).

3.9 *Nature of Payments*

Any and all grants of Awards and issuances of shares of Common Stock under the Plan shall constitute a special incentive payment to the Grantee and shall not be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan of the Company or under any agreement with the Grantee, unless such plan or agreement specifically provides otherwise.

3.10 *Non-Uniform Determinations*

The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Award Agreements, as to the persons to receive Awards under the Plan, and the terms and provisions of Awards under the Plan.

3.11 *Other Payments or Awards*

Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company from making any Award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.12 *Section Headings*

The section headings contained herein are for the purpose of convenience only and are not intended to define or limit the contents of the sections.

3.13 *Effective Date and Term of Plan*

Unless sooner terminated by the Board, the Plan, including the provisions respecting the grant of Incentive Stock Options shall terminate the day before the tenth anniversary of the adoption of the Plan by the Board. All Awards made under the Plan prior to its termination shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.14 *Governing Law*

All rights and obligations under the Plan shall be construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflict of laws.

3.15 *Severability; Entire Agreement*

If any of the provisions of this Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby; *provided* that, if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

3.16 *No Third Party Beneficiaries*

Except as expressly provided therein, neither the Plan nor any Award Agreement shall confer on any person other than the Company and the grantee of any Award any rights or remedies thereunder.

3.17 *Successors and Assigns*

The terms of this Plan shall be binding upon and inure to the benefit of the Company and its successors and assigns.

3.18 *Waiver of Claims*

Each grantee of an Award recognizes and agrees that prior to being selected by the Committee to receive an Award he or she has no right to any benefits hereunder. Accordingly, in consideration of the Grantee's receipt of any Award hereunder, he or she expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the Company or the Board, or any amendment to the Plan or any Award Agreement (other than an amendment to this Plan or an Award Agreement to which his or her consent is expressly required by the express terms of the Plan or an Award Agreement).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32465

VERIFONE HOLDINGS, INC.
(Exact name of Registrant as Specified in its Charter)

DELAWARE	**04-3692546**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2099 Gateway Place, Suite 600 San Jose, CA	**95110**
(Address of Principal Executive Offices)	(Zip Code)

(408) 232-7800
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of April 29, 2005, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $26.8 million.

There were 67,669,349 shares of the registrant's common stock issued and outstanding as of the close of business on November 30, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2006 Annual Meeting of Stockholders to be held on March 22, 2006 are incorporated by reference in the Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13, and 14.

VERIFONE HOLDINGS, INC.

2005 ANNUAL REPORT ON FORM 10-K

INDEX

FORWARD LOOKING STATEMENTS

This report and certain information incorporated by reference herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or comparable terminology.

Actual events or results may differ materially from those implied by these forward looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined in "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this report. We are under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform such statements to actual results or to changes in expectations.

PART I

ITEM 1. BUSINESS

Overview

We are a leading global provider of technology that enables secure electronic payment transactions and value-added services at the point of sale. Since 1981, we have designed and marketed system solutions that facilitate the long-term shift toward electronic payment transactions and away from cash and checks. We have one of the leading electronic payment solutions brands and are one of the largest providers of electronic payment systems worldwide. Our net revenues grew by 24.4% and 15.0%, respectively, in the years ended October 31, 2005 and 2004, reaching $485.4 million in the year ended October 31, 2005.

Our system solutions consist of point of sale electronic payment devices that run our proprietary and third party operating systems, security and encryption software and certified payment software as well as third party, value-added applications. Our system solutions are able to process a wide range of payment types including signature and PIN-based debit cards, credit cards, contactless / radio frequency identification, or RFID, cards, smart cards, pre-paid gift and other stored-value cards, electronic bill payment, check authorization and conversion, signature capture and electronic benefits transfer, or EBT. Our proprietary architecture was the first to enable multiple value-added applications, such as gift card and loyalty card programs, healthcare insurance eligibility and time and attendance tracking, to reside on the same system without requiring recertification upon the addition of new applications. Today we are an industry leader in multi-application payment systems deployments.

We design our system solutions to meet the demanding requirements of our direct and indirect customers. Our electronic payment systems are available in several distinctive modular configurations, offering our customers flexibility to support a variety of connectivity options, including wireline and wireless internet protocol, or IP, technologies. We also offer our customers support for installed systems, consulting and project management services for system deployment and customization of integrated software solutions.

Our customers are primarily global financial institutions, payment processors, petroleum companies, large retailers, government organizations and healthcare companies, as well as independent sales organizations, or ISOs. The functionality of our system solutions includes transaction security, connectivity, compliance with certification standards, and the flexibility to execute a variety of payment and non-payment applications on a single system solution.

Company History

VeriFone, Inc., our principal operating subsidiary, was incorporated in 1981. Shortly afterward, we introduced the first check verification and credit authorization device ever utilized by merchants in a commercial setting. In 1984, we introduced the first mass market electronic payment system intended to replace manual credit card authorization devices for small merchants. VeriFone, Inc. became a publicly traded company in 1990 and was acquired by Hewlett-Packard Company in 1997. Hewlett-Packard operated VeriFone, Inc. as a division until July 2001, when it sold VeriFone, Inc. to Gores Technology Group, LLC, a privately held acquisition and investment management firm, in a transaction led by our Chief Executive Officer, Douglas G. Bergeron. In July 2002, Mr. Bergeron and certain investment funds affiliated with GTCR Golder Rauner, L.L.C., or GTCR, a private equity firm, led a recapitalization in which VeriFone Holdings, Inc. was organized as a holding company for VeriFone, Inc., and GTCR-affiliated funds became our majority stockholders. VeriFone Holdings, Inc. completed its initial public offering on May 4, 2005.

Our Industry

The electronic payment solutions industry encompasses systems, software and services that enable the acceptance and processing of electronic payments for goods and services and provide other value-added functionality at the point of sale. The electronic payment system is a critical part of the payment infrastructure. We believe that current industry trends of increasing intelligence at the point of sale, the global shift toward electronic payment transactions and away from cash and checks and the increasing focus on security and interoperability will continue to drive growth in demand for electronic payment systems.

The electronic payment system serves as the interface between consumers and merchants at the point of sale and with the payment processing infrastructure. It captures critical electronic payment data, secures the data through sophisticated encryption software and algorithms and routes the data across a range of payment networks for processing, authorization and settlement. Payment networks include credit card networks, such as Visa, MasterCard and American Express, that route credit card and signature-based debit transactions, as well as electronic funds transfer, or EFT, networks, such as STAR, Interlink and NYCE, that route PIN-based debit transactions. In a typical electronic payment transaction, the electronic payment system first captures and secures consumer payment data from one of a variety of payment media, such as a credit or debit card, smart card or contactless / RFID card. Consumer payment data is then routed from the electronic payment system to the appropriate payment processor and financial institution for authorization. Finally, the electronic payment system receives the authorization to complete the transaction between the merchant and consumer.

Industry Trends

Increasing Intelligence at the Point of Sale

Advances in Computing. Advances in microprocessing technology, storage capacity and software are enabling increasing functionality at the point of sale. Historically, electronic payment systems' primary purpose was to initiate and complete credit card transactions. System-on-Chip technologies and enhanced operating systems and applications now enable multi-purpose functionality that can accommodate a wide range of payment-related transactions and non-payment applications.

Multi-purpose Functionality. Industry participants are developing value-added payment applications—including pre-paid cards, gift card and loyalty card programs, electronic bill payment and electronic check truncation—that required expanded functionality through electronic payment systems. Further, the use of new secure non-payment value-added applications, such as age verification, money transfer, healthcare insurance eligibility, Medicaid processing, advertising, retail fraud prevention and time and attendance tracking is increasing. When new value-added applications are installed into an electronic payment system, payment processors typically require extensive testing and recertification, which is costly and time intensive. Accordingly, we believe that the ability to incorporate new applications without lengthy testing and recertification represents a significant competitive advantage.

Broadband and IP Connectivity. Broadband connectivity provides faster transmission of transaction data at a lower cost, enabling more advanced payment and other value-added applications at the point of sale. Major telecommunications carriers have expanded their communications networks and lowered fees which allows more merchants to utilize IP networks cost effectively. The faster processing and lower costs associated with IP connectivity have opened new markets for electronic payment systems, many of which have been primarily cash-only industries such as quick service restaurants, or QSRs. New wireless electronic payment solutions are being developed to increase transaction processing speed, throughput and mobility at the point of sale, and offer significant security benefits by enabling consumers to avoid relinquishing their payment cards. A portable device can be presented to consumers, for example, to pay at the table in full-service restaurants or to pay in other environments, such as outdoor arenas, farmers' markets and taxi cabs.

Card Innovation at the Point of Sale. The point of sale is becoming an important area of differentiation for card associations, card issuers and payment processors. As the market for issuing credit cards has become more saturated in the U.S., card associations and card issuers are differentiating their brands by expanding their offerings. Payment processors are also differentiating themselves by expanding their offerings as front-end authorization and back-end clearing and settlement have become more commoditized. Card associations, card issuers and payment processors are differentiating their offerings, in part, by offering value-added applications and incorporating innovative technologies including contactless / RFID and biometrics. As a result, electronic payment systems that can run value-added applications and enable emerging technologies are becoming increasingly critical.

Global Shift Toward Electronic Payment Transactions and Away from Cash and Checks

North America. Usage of credit and debit card-based payments, especially PIN-based debit, continues to increase substantially. During the five years ended in 2004, total U.S. debit purchase volume grew from $229 billion to $729 billion. PIN-based debit, which is appealing to merchants because of lower transaction fees relative to credit cards, and to consumers because of increased security and enhanced features, is a major factor behind the recent growth in demand for electronic payment systems in emerging vertical markets such as QSRs. Another key driver is the growth in single application credit card solutions. Typically, these solutions enable merchants to provide an efficient payment solution in non-traditional settings such as the emerging trend of pay at the table in restaurants, which is capitalizing on the availability of wireless solutions. Furthermore, government-related opportunities, including EBT programs, healthcare claims and eligibility, license verification and background checks, are contributing to demand for electronic payment systems.

Europe. While credit card and debit card usage in the U.S. has grown significantly, usage in international markets has grown more rapidly. Visa and MasterCard purchase volume increased 16.0% in Europe in 2004 compared to 2003, versus 13.4% in the U.S. European nations and card associations have responded to credit card fraud by developing and implementing next-generation security measures. MasterCard International and Visa International have established EMVCo, LLC, or EMV, a smart card standards organization, and have prescribed specifications for certification of all new and existing electronic payment systems. Other security initiatives include the U.K.'s chip and PIN standard, which combines smart card technology with PIN-based debit security features. These standards are expected to drive additional growth in sales of next-generation electronic payment systems. Additionally, Europe's relatively expensive wireline telecommunications costs and adoption of next-generation wireless networks are driving growth in sales of wireless electronic payment systems.

Emerging Markets. Certain regions, such as Eastern Europe, Latin America, and Asia, and certain countries in particular, including Russia, India and China, are experiencing rapid growth in the usage of card-based payments. In China, Visa and MasterCard purchase volume increased 68% from 2003 to 2004, from $9.1 billion to $15.4 billion. Similarly, India—where only 14% of citizens currently have a credit card, according to a MasterCard International survey—experienced 50% growth in Visa and MasterCard purchase volume during the same period, from $2.4 billion in 2002 to $3.7 billion in 2003. The increasing adoption of electronic payments in these regions is driven primarily by strong economic growth, improving infrastructure development, strong support from governments seeking to increase VAT and sales tax collection, and the expanding presence of wireless networks. To further support this point, in Mexico they have started a Terminalization Program, where the Association of Mexican Banks plans to invest $380 million over the next three years to promote electronic payments via free or subsidized systems and tax incentives.

Increasing Focus on Security and Interoperability

New industry security and interoperability standards are driving recertification and replacement of electronic payment systems, particularly in Europe and the U.S. In order to offer electronic payment systems that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions and payment processors and comply with government and telecommunications company regulations. This certification process may take up to twelve months to complete.

Card Association Standards. The major card associations have introduced new security standards to address the growing need for transaction security. Visa International and MasterCard International recently cooperated on the development and release of the Payment Card Industry, or PCI, specification and test methods for the certification of electronic payment systems for secure debit transactions. This new set of standards supersedes previous standards separately issued by Visa and MasterCard. In addition, EMV has prescribed specifications designed to ensure interoperability between smart cards and electronic payment systems on a global basis, increase functionality of electronic payment systems and reduce fraud. Deadlines for EMV compliance vary by card association and region, with compliance required in Europe ahead of other regions. Merchants and financial institutions that are not compliant with EMV standards may be subject to various sanctions.

Class A / B Certification. U.S. payment processors have two levels of certification, referred to as Class A and Class B. Class B certification ensures that an electronic payment system adheres to the payment processor's basic functional and network requirements. Class A certification adds another stipulation that the payment processor will support the electronic payment system on its internal help desk systems. Obtaining these certifications can be time intensive and is required by U.S. payment processors.

Regional Security Standards. Electronic payment systems must also comply with evolving country-specific security regulations. Countries such as Australia, Canada, the Netherlands, New Zealand, Singapore, Sweden and Switzerland have particularly stringent and specific security requirements. Electronic payment systems also must comply with the recommendations of quasi-regulatory authorities and standards-setting committees, which address, among other things, fraud prevention, processing protocols and technologies utilized. New standards are continually being adopted as a result of worldwide fraud prevention initiatives, increasing the need for system compatibility and new developments in technology. Electronic payment system providers must manage these complex requirements, which may require ongoing enhancements to existing systems or replacement with newly certified electronic payment systems.

Our Growth Strategy

Our objective is to enhance our position as a leading provider of technology that enables electronic payment transactions and value-added services at the point of sale. The key elements of our strategy are to:

Increase Market Share in North America and Europe

We intend to increase our market share in North America and Europe by capitalizing on industry trends, continuing to penetrate key sales channels and expanding our product offerings. As an example, in Europe, we plan to take advantage of recently enacted requirements that will result in upgrades to EMV-compliant electronic payment systems. In North America, we are increasing sales to small and medium-sized merchants by further strengthening our relationships with ISOs. We intend to continue to seek opportunities to expand our market share in North America and Europe by leveraging our brand, market position, scale, technology and distribution channels.

Further Penetrate Attractive Vertical Markets

We plan to continue to increase the functionality of our system solutions to address the specific needs of various vertical markets. We currently provide system solutions that are customized for the needs of our financial services, petroleum company, multi-lane retail, government and healthcare customers. As an example, our system solutions allow our petroleum company customers to manage fuel dispensing and control and enable "pay at the pump" functionality, cashiering, store management, inventory management and accounting for goods and services at the point of sale. Other key focus market verticals are mobile payment applications such as pay-at-the-table and pay-at-the-car.

Capitalize on High Growth Opportunities in Emerging Markets

We seek to establish a leading position in emerging, high growth electronic payment markets in Eastern Europe, Asia and Latin America. In order to do so, we intend to continue to invest in additional sales and marketing and research and development resources targeted towards these regions We intend to grow our presence further in emerging markets, especially China, India and Brazil, where demand for electronic payment systems is growing rapidly.

Pursue Selective, Strategic Acquisitions

We may augment our organic growth by acquiring businesses, product lines or technologies. Our acquisition strategy is intended to broaden our suite of electronic payment solutions, expand our presence in selected geographies, broaden our customer base, and increase our penetration of distribution channels and vertical markets.

Our System Solutions

Our system solutions are available in several distinctive modular configurations, offering our customers flexibility to support a variety of connectivity options, including wireline and wireless IP technologies.

Countertop

Our countertop electronic payment systems accept magnetic and smart cards and support credit, debit, check, electronic benefits transfer and a full range of pre-paid products, including gift cards and loyalty programs, among many others. Our newest line of countertop solutions is our Vx electronic payment systems, which include a high performance 32-bit ARM9 microprocessor and have product line extensions targeted at the high-end countertop and wireless pay-at-table market segments. Our products are designed in a modular fashion to offer a wide range of options to our customers, including the ability to deploy new technologies at minimal cost as technology standards change. Our electronic payment systems are easily integrated with a full range of optional external devices, including secure PIN pads, check imaging equipment, barcode readers, contactless / RFID readers and biometric devices. Our secure PIN pads support credit and debit transactions, as well as a wide range of applications that are either built into electronic payment systems or connect to electronic cash registers, or ECRs, and other electronic payment systems. In addition, we offer an array of certified software applications and application libraries that enable our secure PIN pads to interface with major ECR systems.

Mobile / Wireless

We offer a line of wireless system solutions that support IP-based CDMA, GPRS and Wi-Fi technologies for secure, "always on" connectivity. We expect that one of the largest market opportunities for wireless solutions will be developing countries where wireless telecommunications networks are being deployed at a much faster rate than wireline networks. We also expect to use wireless system solutions to enter into new markets for electronic payment solutions such as pay-at-the-table solutions for full-service restaurants and systems for taxicabs.

Consumer-activated

We offer a line of products specifically designed for consumer-activated functionality at the point of sale. These products include large, easy-to-read displays, user-friendly interfaces, ECR interfaces, durable key pads, signature capture functionality and other features that are important to serving customers in a multi-lane retail environment. For example, our signature capture devices automatically store signatures and transaction data for fast recall, and the signature image is time stamped for fraud prevention. Our consumer-activated system solutions also enable merchants to display advertising, promotional content, loyalty program information and electronic forms in order to market products and services to consumers at the point of sale.

Petroleum

Our family of products for petroleum companies consists of integrated electronic payment systems that combine card processing, fuel dispensing and ECR functions. These products are designed to meet the needs of petroleum company operations, where rapid consumer turnaround, easy pump control and accurate record keeping are imperative. These products allow our petroleum company customers to manage fuel dispensing and control and enable "pay at the pump" functionality, cashiering, store management, inventory management and accounting for goods and services at the point of sale. They are compatible with a wide range of fuel pumps, allowing retail petroleum outlets to integrate our systems easily at most locations.

Server-based

Our server-based transaction products enable merchants to integrate advanced payment functionality into PC-based electronic systems seamlessly. These products handle all of the business logic steps related to an electronic payment transaction, including collection of payment-related information from the consumer and merchant, and communication with payment processors for authorization and settlement. Our products also enable the functionality of peripherals that connect to PC-based electronic payment systems, including consumer-activated products such as secure PIN pads and signature capture devices.

Our Services

Client Services

We support our installed base by providing deployment, on-site and telephone-based installation and training, 24-hour help desk support, repairs, replacement of impaired system solutions, asset tracking and reporting. We provide a single source of comprehensive management services providing support primarily for our own system solutions in most vertical markets. Our services address many system configurations, including local area networks, leased-line and dial-up environments. We also offer customized service programs for specific vertical markets in addition to standardized service plans.

Customized Application Development

We provide specific project management services for large turn-key implementations. Our project management services include all phases of implementation, including customized software development, procurement, vendor coordination, site preparation, training, installation, follow-on support and legacy system disposal. We also offer customer education programs as well as consulting services regarding selection of product and payment methodologies and strategies such as debit implementation. We believe that our client services are distinguished by our ability to perform mass customizations for large customers quickly and efficiently.

Technology

We have developed the following core technologies that are essential to the creation, delivery and management of our system solutions. We believe these technologies are central to our leadership position in the electronic payment solutions industry.

Platform Architecture

Our secure, multi-tasking, multi-application platform architecture consists of an ARM9 System-on-Chip and our Verix operating system, Verix multi-application conductor application and VeriShield file authentication technology. The combination of these technologies in an innovative hardware and software memory protection and separation scheme provides a robust and secure operating environment, enabling the download and execution of multiple applications on an electronic payment system without the need for recertification.

Our operating environment and modular design provide a consistent and intuitive user interface for third party applications as well as our own. We believe these characteristics of our platform enable our customers to deliver and manage multi-application payment systems in a timely, secure and cost-effective manner. We continue to enhance and extend the capabilities of our platform to meet the growing demands of our customers for multi-application payment systems.

In addition to the above platform, our newer consumer-activated and petroleum system solutions incorporate the use of a commercial Linux operating system that has been customized to include security, application resources, and data communication capabilities required in these payment systems. The Linux operating system was chosen for functionality, adaptability, and robustness as well as the readily available development tools for graphical user interface and multi-media content applications.

Libraries and Development Tools

We believe that by delivering a broad portfolio of Verix application libraries and development tools to our large community of internal and third party application developers, we are able to significantly reduce the time to obtain certification for our system solutions. By packaging complex programming modules such as EMV, smart card interfaces, wireless communications, IP and secure socket layer, or SSL, into standard libraries with defined programming interfaces, we facilitate the timely and consistent implementation of our multi-application system solutions. Further, we maintain a high level of application compatibility across platforms, facilitating the migration of applications to future solutions.

We also provide developer tool kits that contain industry standard visual development environments (C/C++) along with platform-specific compilers and debuggers. We provide numerous support vehicles for our application development communities, including Verix Developer Training, a dedicated developers' support team and VeriFone DevNet, an online developers' portal that provides registered Verix developers access to libraries, tools, programming guides and support. Our libraries, tool kits, training and support systems facilitate the rapid growth in deployment of third party, value-added applications for our system solutions.

We believe that this growing portfolio of value-added applications increases the attractiveness of our solutions to global financial institutions and payment processors. In the highly competitive transaction processing market, these institutions are looking for ways to differentiate their solutions by adding additional services beyond credit and debit transaction processing. These value-added applications provide this differentiation and also provide a way to increase merchant retention and revenue for these channels.

Application Framework

Our SoftPay application framework contains a comprehensive set of pre-certified software modules enabling rapid configuration and delivery of merchant-ready applications for payment processors and financial institutions. We have configured SoftPay for use in a broad range of vertical markets including retail, restaurants, lodging and rental services. SoftPay supports our comprehensive range of wireline and wireless IP communications options, including Ethernet, CDMA, GPRS and Wi-Fi.

Remote Management System

Effective remote management is essential to cost effective deployment and maintenance of electronic payment systems. Our VeriCentre system provides broad remote management functionality for our system solutions, including software downloads, application management, remote diagnostics and information reporting. Our VeriCentre system licensees are responsible for the implementation, maintenance and operation of the VeriCentre system. In certain markets and with certain customers, VeriFone maintains and manages the system to provide remote management services directly to customers. In addition, message management functionality allows financial institutions and payment processors to send customized text and graphics messages to any or all of their Verix terminal based merchants, and receive pre-formatted responses.

Customers

We specifically design our system solutions to meet the demanding requirements of our direct and indirect customers. These customers include global financial institutions, payment processors, petroleum companies, large retailers, government organizations and healthcare companies, as well as ISOs, which re-sell our system solutions to small merchants. In North America, for the year ended October 31, 2005, approximately one half of our sales were via ISOs, distributors, resellers and system integrators, approximately one third were direct sales to petroleum companies, retailers and government-sponsored payment processors, and the remainder were to non-government-sponsored payment processors and financial institutions. Internationally, for the year ended October 31, 2005, approximately 63% of our sales were via distributors, resellers and system integrators and the remaining 37% were direct sales to financial institutions, payment processors and major retailers.

The percentage of net revenues to our ten largest customers and to a customer that accounted for more than 10% of net revenues are as follows:

	Years Ended October 31,		
	2005	2004	2003
Percentage of net revenues from our ten largest customers	33.1%	36.3%	36.7%
Percentage of net revenues to First Data Corp. and its affiliates	12.0%	16.9%	14.7%

Sales to First Data Corporation and its affiliates include its TASQ Technology division, which aggregates orders it receives from payment processors and ISOs. No other customer accounted for more than 10% of our net revenues for the years ended October 31, 2005, 2004 and 2003.

Sales and Marketing

Our North American sales teams are focused specifically on financial institutions, payment processors, third party distributors and value-added resellers, and on specific vertical markets, such as petroleum, multi-lane retail, restaurants, government and healthcare. Our International sales teams are based in offices located in 17 countries with regional coverage responsibilities in Europe, the Middle East and Africa, or EMEA, Asia / Pacific and Latin America. Typically, each sales team includes a general manager or managing director, account representatives, business development personnel, sales engineers and customer service representatives with specific vertical market expertise. The sales teams are supported by client services, manufacturing and product development teams to deliver products and services that meet the needs of our diverse customer base.

Our marketing group is responsible for product management, program marketing and corporate communications. Our product management group analyzes and identifies product and technology trends in the marketplace and works closely with our research and development group to develop new products and enhancements. Our program marketing function promotes adoption of our branded solutions through initiatives such as our Value-Added Partner, or VAP, Program. Our corporate communications function coordinates key market messaging across regions, including public relations and go-to-market product campaigns.

As of October 31, 2005, we had 224 sales and marketing employees, representing approximately 21% of our total workforce.

Our VAP Program provides a technical, operational and marketing environment for third party developers to leverage our distribution channels to sell value-added applications and services. Over 33 third party developers, or partners, in our VAP Program, have provided solutions for pre-paid cards, gift card and loyalty card and age verification services, among others. Through the program, merchants obtain seamless access to value-added applications, allowing them to differentiate their offerings without a costly product development cycle.

Global Outsourcing Operations

We outsource 100% of our product manufacturing to providers in the Electronic Manufacturing Services, or EMS, industry. We outsource most of our manufacturing to Jabil Circuit in Guadalajara, Mexico, in Minas Gerias state, Brazil and in Shanghai, China and Sanmina-SCI in Shanghai and Singapore. These two EMS providers collectively accounted for approximately 89% and 88% of our EMS spending in the years ended October 31, 2005 and 2004. Jabil Circuit's facility in Mexico manufactures the majority of our high volume product lines, and Sanmina-SCI manufactures the majority of our lower volume, higher value product lines. Jabil Circuit's facility in Minas Gerias state also manufactures products for sale in Brazil and other Latin American countries. We have enabled direct shipment capability for several product lines from our EMS providers to our customers in various countries around the world. This outsourcing and direct shipment model enables a significant reduction in working capital while leveraging the cost efficiencies, logistics and global scale of our EMS providers. We believe this enables us to focus our management and capital resources on differentiation in the areas of product design, software technologies, system solutions integration, sales, distribution and services.

Competition

Our principal competitors in the market for electronic payment systems and services are: Gilbarco, Inc., a subsidiary of Danaher Corporation, Hypercom Corporation, Ingenico S.A., International Business Machines Corporation, Lipman Electronic Engineering Ltd., MICROS Systems, Inc., NCR Corporation, Radiant Systems, Inc., SAGEM Monetal and Symbol Technologies, Inc.

We compete primarily on the basis of the following factors: trusted brand, end-to-end system solutions, availability of certifications, value-added applications and advanced product features, advanced communications modularity, reliability and low total cost of ownership.

We expect competition in our industry will be largely driven by the requirements to respond to increasingly complex technology, industry certifications and security standards.

Research and Development

We work with our customers to develop system solutions that address existing and anticipated end-user needs. Our development activities are distributed globally and managed primarily from the U.S. We utilize regional application development capabilities in locations where labor costs are lower than in the U.S. and where regional expertise can be leveraged for our target markets in Asia, Europe and Latin America. Our regional development centers provide customization and adaptation to meet the needs of customers in local markets. Our modular designs enable us to customize existing systems in order to shorten development cycles and time to market.

Our research and development goals include:

- developing new solutions, technologies and applications;
- developing enhancements to existing technologies and applications; and
- ensuring compatibility and interoperability between our solutions and those of third parties.

Our research and development expenses were $41.8 million, $33.7 million and $28.2 million for the years ended October 31, 2005, 2004 and 2003, respectively. Research and development expenses as a percent of net revenues were 8.6%, 8.6% and 8.3% for the years ended October 31, 2005, 2004 and 2003, respectively. As of October 31, 2005, we had 374 research and development employees representing approximately 36% of our total workforce.

Industry Standards and Government Regulations

In order to offer products that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions and payment processors, as well as comply with government and telecommunications company regulations.

We have gained an in-depth knowledge of certification requirements and processes by working closely with card associations, payment processors, security organizations and international regulatory organizations to certify our new products. We accelerate this certification process by leveraging our applications, user interface and core technologies.

We retain a group of engineers who specialize in security design methodologies. This group is responsible for designing and integrating security measures in our system solutions and conducts early design reviews with independent security lab consultants to ensure compliance of our electronic payment system designs with worldwide security standards.

Regulatory certifications are addressed by our compliance engineering department, which is staffed by electromagnetic compatibility, or EMC, safety, telecommunications and wireless carrier certification experts.

We actively participate in electronic payment industry working groups that help develop market standards. Our personnel are members of several working groups of the American National Standards Institute, or ANSI, a private, non-profit organization that administrates and coordinates voluntary standardization in the U.S. They have leadership roles on subcommittees that develop standards in such areas as financial transactions, petroleum industry and smart cards. We are also a member of GlobalPlatform, an international trade association that seeks to establish, maintain and drive adoption of standards that enable an open and interoperable infrastructure for smart cards and electronic payment systems.

We also are subject to other legal and regulatory requirements, including the European Union's Restriction on Hazardous Substances (RoHS) directive which may restrict the use of certain material in the physical devices that include our solutions and/or require active steps to promote recycling of materials and components. Although the directive has been adopted by the European Commission, national legislation to implement the directive is still pending in the member states.

We comply with the following standards and requirements:

Security Standards

Industry and government security standards ensure the integrity of the electronic payment process and protect the privacy of consumers using electronic payment systems. New standards are continually being adopted or proposed as a result of worldwide fraud prevention initiatives, increasing the need for new security solutions and technologies. In order for us to remain compliant with the growing variety of international requirements, we have developed a security architecture that incorporates physical, electronic, operating system, encryption and application-level security measures. This architecture has proven successful even in countries that have particularly stringent and specific security requirements, such as Australia, Canada, the Netherlands, New Zealand, Singapore, Sweden and Switzerland.

Card Association Standards

EMV Standards. MasterCard International and Visa International have introduced new security standards to address the growing need for transaction security. One important example is their establishment of EMV, a smart card standards organization that has prescribed specifications for all electronic payment systems to receive certifications for smart card transactions. The EMV standard is designed to ensure global smart card interoperability across all electronic payment systems. To ensure adherence to this standard, specific certifications are required for all electronic payment systems and their application software. We maintain EMV certifications across our applicable product lines.

Visa and MasterCard PCI Standards. In October of 2004, Visa International and MasterCard mandated a common standard methodology for how PIN-enabled devices, or PEDs, are tested and approved. This new standard, called Payment Card Industry PIN Entry Devices, or PCI PED, supersede Visa and MasterCard's respective standards. The PCI PED standards apply to previously existing PEDs effective July 1, 2010. As a result, all non-approved PED that have been installed around the world must be replaced with approved PED prior to July 2010. To meet the PCI standards, a PED must pass testing by a laboratory recognized for this purpose. Visa International and MasterCard International will both approve a PED that tests successfully. Recently, the Japanese Credit Bureau (JCB) has agreed to become a party to PCI and accept its standard. Further alignment with regional and national debit networks and certification bodies may occur, which would enable electronic payment system providers to certify payment technology more quickly and cost effectively. In practice, the PCI PED approval process represents a significant increase in level of security and technical complexity for PIN Entry Devices.

Payment Processor / Financial Institution Requirements

U.S. payment processors have two types of certification levels, Class A and Class B. Class B certification ensures that an electronic payment system adheres to the payment processor's basic functional and network requirements. Class A certification adds another stipulation that the processor actively support the electronic payment system on its internal help desk systems. Attainment of Class A certification, which may take up to twelve months, requires working with each payment processor to pass extensive functional and end-user testing and to establish the help desk-related infrastructure necessary to provide Class A support. Attaining Class A certifications increases the number of payment processors that may actively sell and deploy a particular electronic payment system. We have significant experience in attaining these critical payment processor certifications and have a large portfolio of Class A certifications with major U.S. processors. In addition, several international financial institutions and payment processors have certification requirements that electronic payment systems must comply with in order to process transactions on their specific networks. We have significant direct experience and, through our international distributors, indirect experience in attaining these required certifications across the broad range of system solutions that we offer to our international customers.

Telecommunications Regulatory Authority and Carrier Requirements

Our products must comply with government regulations, including those imposed by the Federal Communications Commission and similar telecommunications authorities worldwide regarding emissions, radiation, safety and connections with telephone lines and radio networks. Our products must also comply with recommendations of quasi-regulatory authorities and of standards-setting committees. Our electronic payment systems have been certified as compliant with a large number of national requirements, including those of the Federal Communications Commission and Underwriters Laboratory in the U.S. and similar local requirements in other countries.

Wireless network carriers have standards with which systems connected to their networks must comply. In addition to national requirements for telecommunications systems, many wireless network carriers have their own certification process for devices to be used on their networks. Our wireless electronic payment systems have been certified by leading wireless carrier networks around the world.

Proprietary Rights

We rely primarily on copyrights, trademarks and trade secret laws to establish and maintain our proprietary rights in our technology and products. We do not own any patents that protect important aspects of our current solutions.

We currently hold trademark registration in approximately 26 countries for VERIFONE and in approximately 39 countries for VERIFONE and our ribbon logo. We currently hold trademark registration in the United States and a variety of other countries for product names and other marks.

We have not had a consistent practice of registering copyrights in our software and other written works. Instead, we have relied upon common law copyright, customer license agreements and other forms of protection. We use non-disclosure agreements and license agreements to protect software and other written materials as copyrighted and/or trade secrets.

In the U.S. and other countries, prior to 2001, our predecessor held patents relating to a variety of point of sale and related inventions, which expire in accordance with the applicable law in the country where filed. In 2001, as part of the divestiture of VeriFone, Inc. from Hewlett-Packard, or HP, HP and VeriFone, Inc. entered into a technology agreement whereby HP retained ownership of most of the patents owned or applied for by VeriFone prior to the date of divestiture. The technology agreement grants VeriFone a perpetual, non-exclusive license to use any of the patented technology retained by HP at no charge. In addition, we hold a non-exclusive license to patents held by NCR related to signature capture in electronic payment systems. This license expires in 2011, along with the underlying patents.

Segment and Geographical Information

For an analysis of financial information about geographic areas as well as our segments, see "Note 14—Segment and Geographic Information" of the notes to our consolidated financial statements included herein.

Employees

As of October 31, 2005, we employed 1,050 persons worldwide. None of our employees are represented by a labor union agreement or collective bargaining agreement. We have not experienced any work stoppages, and we believe that our employee relations are good.

Available Information

Our Internet address is *http://www.verifone.com.* We make available free of charge on our investor relations website under "SEC Filings" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *http://www.sec.gov.*

ITEM 1A. RISK FACTORS

The risks set forth below may adversely affect our business, financial condition and operating results. In addition to the risks set forth below, and the factors affecting specific business operations identified with the description of these operations elsewhere in this report, there may also be risks of which we are currently aware, or that we currently regard as immaterial based on the information available to us that later prove to be material.

Risks Related to Our Business

We depend upon third parties to manufacture our products and to supply the components necessary to manufacture our products.

We do not manufacture the physical devices that we design which form part of our system solutions; rather, we arrange for a limited number of third parties to manufacture these devices for us. Similarly, components such as application-specific integrated circuits, or ASICs, payment processors, wireless modules, modems and printer mechanisms that are necessary to manufacture and assemble our devices are sourced either directly by us or on our behalf by our contract manufacturers from a variety of component suppliers. We generally do not have long-term agreements with our manufacturers or component suppliers. If our suppliers become unwilling or unable to provide us with adequate supplies of parts or products when we need them, or if they increase their prices, we might not be able to find alternative sources in a timely manner and could be faced with a critical shortage. This could harm our relationships with our customers and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase. In the year ended October 31, 2005, over half of our component spending was for components we sourced from a single supplier or a small number of suppliers.

Periodically, constraints in the supply of certain components cause short-term production disruptions or adversely affect our operating results, either because we seek to fill customer orders with less than normal lead times or because of supply/demand imbalances in the component marketplace. In 2004, certain Synchronous Random Access Memory, or SRAM, components were in short supply in the marketplace, and our requirements exceeded the available supply from our vendor. To cover this shortage, we procured these components in the spot market at prices in excess of our historical purchase price, which had a negative impact on our gross profit for the year ended October 31, 2004 of approximately $2.0 million.

We depend on a limited number of customers, including distributors and resellers, for sales of a large percentage of our System Solutions. If we do not effectively manage our relationships with them, our net revenues and operating results will suffer.

We sell a significant portion of our solutions through third parties such as independent distributors, independent sales organizations, or ISOs, value-added resellers and payment processors. We depend on their active marketing and sales efforts. These third parties also provide after-sales support and related services to end user customers. When we introduce new applications and solutions, they also provide critical support for developing and porting the custom software applications to run on our various electronic payment systems and, internationally, in obtaining requisite certifications in the markets in which they are active. Accordingly, the pace at which we are able to introduce new solutions in markets in which these parties are active depends on the resources they dedicate to these tasks. Moreover, our arrangements with these third parties typically do not prevent them from selling products of other companies, including our competitors, and they may elect to market our competitors' products and services in preference to our system solutions. If one or more of our major resellers terminates or otherwise adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of one of our major resellers could impair our ability to sell our solutions and result in lower revenues and income. It could also be time consuming and expensive to replicate, either directly or through other resellers, the certifications and the custom applications owned by these third parties.

A significant percentage of our net revenues is attributable to a limited number of customers, including distributors and ISOs. In the year ended October 31, 2005, our ten largest customers accounted for approximately 33.1% of our net revenues and sales to First Data Corporation and its affiliates represented 12.0% of our net revenues in that period. Our sales of system solutions to First Data and its affiliates include sales to its TASQ Technology division, which distributes payment devices to ISOs and financial institutions such as Wells Fargo & Company and Chase Merchant Services. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices or on other terms less favorable to us, our revenues and income could be materially adversely affected.

A significant portion of our net revenues is generated outside of the United States and we intend to continue to expand our operations internationally. Our results of operations could suffer if we are unable to manage our international expansion and operations effectively.

During the year ended October 31, 2005, 42.3% of our net revenues was generated outside of the United States. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements. Expansion of our International business will require significant management attention and financial resources. Our International net revenues will depend on our continued success in the following areas:

- securing commercial relationships to help establish our presence in international markets;
- hiring and training personnel capable of marketing, installing and integrating our solutions, supporting customers and managing operations in foreign countries;
- localizing our solutions to target the specific needs and preferences of foreign customers, which may differ from our traditional customer base in the United States;
- building our brand name and awareness of our services among foreign customers; and
- implementing new systems, procedures and controls to monitor our operations in new markets.

In addition, we are subject to risks associated with operating in foreign countries, including:

- multiple, changing and often inconsistent enforcement of laws and regulations;
- satisfying local regulatory or industry imposed security or other certification requirements;
- competition from existing market participants that may have a longer history in and greater familiarity with the foreign markets we enter;
- tariffs and trade barriers;
- laws and business practices that favor local competitors;

- fluctuations in currency exchange rates;
- extended payment terms and the ability to collect account receivables;
- imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries; and
- changes in a specific country's or region's political or economic conditions.

If we fail to address the challenges and risks associated with international expansion, we may encounter difficulties implementing our strategy, which could impede our growth or harm our operating results.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

We expect our revenues and operating results to vary from quarter to quarter. As a consequence, our operating results in any single quarter may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include:

- the type, timing and size of orders and shipments;
- demand for and acceptance of our new product offerings;
- delays in the implementation and delivery of our products and services, which may impact the timing of our recognition of revenue;
- variations in product mix and cost during any period;
- development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;
- component supplies, manufacturing or distribution difficulties;
- deferral of customer contracts in anticipation of product or service enhancements;
- timing of commencement, implementation or completion of major implementations projects;
- the relative mix of North America and International net revenues;
- fluctuations in currency exchange rates;
- the fixed nature of many of our expenses; and
- industry and economic conditions, including competitive pressures and inventory obsolescence.

In particular, differences in relative growth rates between our businesses in North America and internationally may have a significant effect on our operating results, particularly our reported gross profit percentage, in any individual quarter, with International sales carrying lower margins.

In addition, we have in the past and may continue to experience periodic variations in sales to our key vertical and international markets. These periodic variations occur throughout the year and may lead to fluctuations in our quarterly operating results depending on the impact of any given market during that quarter and could lead to volatility in our stock price.

Our North American and International operations are not equally profitable, which may promote volatility in our earnings and may adversely impact future growth in our earnings.

Our International sales tend to carry lower prices and therefore have lower gross margins than our sales in North America. As a result, if we successfully expand our International sales, any improvement in our results of operations will likely not be as favorable as an expansion of similar magnitude in the United States and Canada. In addition, it is impossible to predict for any future period our proportion of revenues that will result from International sales versus sales in North America. Variations in this proportion from period to period may lead to volatility in our results of operations which, in turn, may depress the trading price of our common stock.

Fluctuations in currency exchange rates may adversely affect our results of operations.

A substantial part of our business consists of sales made to customers outside the United States. A portion of the net revenues we receive from such sales is denominated in currencies other than the U.S. dollar. Additionally, portions of our cost of net revenues and our other operating expenses are incurred by our International operations and denominated in local currencies. While fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have not materially affected our results of operations historically, we cannot assure you that adverse currency exchange rate fluctuations will not have a material impact in the future. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, primarily inter-company balances, which can be adversely affected by fluctuations in currency exchange rates. We have entered into foreign currency forward contracts and other arrangements intended to hedge our exposure to adverse fluctuations in exchange rates. Nevertheless, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we might suffer significant losses. For instance, in the years ended October 31, 2005 and 2004, respectively, we incurred foreign currency contract losses of $0.8 million and $2.2 million net of foreign currency transaction gains primarily as a result of our hedging activities.

Security is vital to our customers and end users and therefore breaches in the security of our solutions could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, such as encryption software and secure hardware, into our solutions to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using our solutions. In general, liability associated with security breaches of a certified electronic payment system belongs to the institution that acquires the financial transaction. However, if the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims. We have not experienced any material security breaches affecting our business.

Our solutions may have defects that could result in sales delays, delays in our collection of receivables and claims against us.

We offer complex system solutions that are susceptible to undetected hardware and software errors or failures. Solutions may experience failures when first introduced, as new versions are released or at any time during their lifecycle. Any product recall as a result of errors or failures could result in the loss of or delay in market acceptance of our solutions and adversely affect our business and reputation. Any significant returns or warranty claims could result in significant additional costs to us and could adversely affect our results of operations. Our customers may also run third-party software applications on our electronic payment systems. Errors in third-party applications could adversely affect the performance of our solutions.

The existence of defects and delays in correcting them could result in negative consequences, including the following: harm to our brand; delays in shipping solutions; loss of market acceptance for our solutions; additional warranty expenses; diversion of resources from product development; and loss of credibility with distributors and customers. Correcting defects can be time consuming and in some circumstances extremely difficult. Software errors may take several months to correct, and hardware defects may take even longer to correct. As an example, beginning in 2001 we experienced a problem in which the ink cartridge in a product sold to a particular customer leaked ink and had to be replaced with a different cartridge. By the time we reached a settlement agreement to resolve this issue with that customer in early 2005, we had incurred aggregate costs and reserves of approximately $10.2 million in respect of cartridge replacement, extended warranty costs and customer rebates.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write-downs and adversely affect our financial condition.

In formulating our solutions, we have focused our efforts on providing to our customers solutions with higher levels of functionality, which requires us to develop and incorporate cutting edge and evolving technologies. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

- the need to maintain significant inventory of components that are in limited supply;
- buying components in bulk for the best pricing;
- responding to the unpredictable demand for products;
- cancellation of customer orders; and
- responding to customer requests for quick delivery schedules.

As a result of these factors, we regularly run the risk of maintaining excess inventory levels. This risk may be enhanced to the extent we increase inventory levels in response to expected customer requirements. The accumulation of excess or obsolete inventory may result in price reductions and inventory write-downs, which could adversely affect our business and financial condition. We have incurred an obsolescence cost of $4.3 million in the year ended October 31, 2005, primarily as a result of the customers shifting to our new Vx Solutions, our latest generation of system solutions, employing a 32-bit ARM9 System-on-Chip running our Verix operating system which provides a consistent user interface and secure multi-application platform across several payment systems.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

We may not be able to protect our proprietary technology, which could enable competitors to develop services that compete with our own. We rely on copyright, trademark and trade secret laws, as well as confidentiality, licensing and other contractual arrangements to establish and protect the proprietary aspects of our solutions. We do not own any patents that protect important aspects of our current solutions. The laws of some countries in which we sell our solutions and services may not protect software and intellectual property rights to the same extent as the laws in the United States. If we are unable to prevent misappropriation of our technology, competitors may be able to use and adapt our technology.

Our failure to protect our technology could diminish our competitive advantage and cause us to lose customers to competitors.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties, or if we are unable to obtain rights to third party intellectual property on which we depend.

Third parties have in the past asserted and may in the future assert claims that we are infringing their proprietary rights. Such infringement claims may cause us to incur significant costs in defending those claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. Similarly, we depend on our ability to license intellectual property from third parties. These or other third parties may become unwilling to license to us on acceptable terms intellectual property that is necessary to our business. In either case, we may be unable to acquire licenses for other technology on reasonable commercial terms or at all. As a result, we may find that we are unable to continue to offer the solutions and services upon which our business depends.

We have received, and have currently pending, third-party claims and may receive additional notices of such claims of infringement in the future. To date, such activities have not had a material adverse effect on our business and we have either prevailed in all litigation, obtained a license on commercially acceptable terms or otherwise been able to modify any affected products or technology. However, there can be no assurance that we will continue to prevail in any such actions or that any license required under any such patent or other intellectual property would be made available on commercially acceptable terms, if at all. See "Item 3—Legal Proceedings."

We depend on a limited number of key members of senior management who would be difficult to replace. If we lose the services of these individuals or are unable to attract new talent, our business will be adversely affected.

We depend upon the ability and experience of a number of our key members of senior management who have substantial experience with our operations, the rapidly changing electronic payment transaction industry and the selected markets in which we offer our solutions. The loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our results of operations. Our success also depends on our ability to continue to attract, manage and retain other qualified middle management and technical and clerical personnel as we grow. We may not be able to continue to attract or retain such personnel in the future.

We intend to make acquisitions and strategic investments, which will involve numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

Although we have a limited history of making acquisitions or strategic investments, a part of our strategy will be to acquire or make investments in related businesses, technologies or products in the future. Acquisitions or investments involve various risks, such as:

- the difficulty of integrating the technologies, operations and personnel of the acquired business, technology or product;
- the potential disruption of our ongoing business, including the diversion of management attention;
- the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;
- loss of customers;
- assumption of unanticipated liabilities;
- the loss of key employees of an acquired business; and

- the possibility of our entering markets in which we have limited prior experience.

Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuance of our equity securities, our incurring of additional debt and contingent liabilities, and amortization expenses related to other intangible assets that could adversely affect our business, operating results and financial condition. We depend on the retention and performance of existing management and employees of acquired businesses for the day-to-day management and future operating results of these businesses.

Shipments of electronic payment systems may be delayed by factors outside of our control, which can harm our reputation and our relationships with our customers.

The shipment of payment systems requires us or our manufacturers, distributors or other agents to obtain customs or other government certifications and approvals, and, on occasion, to submit to physical inspection of our systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of our solutions to our direct or indirect customers. Delays and unreliable delivery by us may harm our reputation in the industry and our relationships with our customers.

Force majeure events, such as terrorist attacks, other acts of violence or war, political instability and health epidemics may adversely affect us.

Terrorist attacks, war, and international political instability, along with health epidemics may disrupt our ability to generate revenues. Such events may negatively affect our ability to maintain sales revenue and to develop new business relationships. Because a substantial and growing part of our revenues is derived from sales and services to customers outside of the United States and we have our electronic payment systems manufactured outside the U.S., terrorist attacks, war and international political instability anywhere may decrease international demand for our products and inhibit customer development opportunities abroad, disrupt our supply chain and impair our ability to deliver our electronic payment systems, which could materially adversely affect our net revenues or results of operations. Any of these events may also disrupt global financial markets and precipitate a decline in the price of our common stock.

Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to its effectiveness, which could have a significant and adverse effect on our business and reputation.

We are evaluating our internal control over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, which we refer to as Section 404. We are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to our Annual Report on Form 10-K for our fiscal year ended October 31, 2006. However, as we are still in the evaluation process, we may identify conditions that may result in significant deficiencies or material weaknesses in the future. A material weakness is a significant deficiency, as defined in Public Accounting Oversight Board Auditing Standard No. 2 or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected by company personnel in the normal course of performing their assigned functions.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our internal controls would be considered ineffective for purposes of Section 404, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results.

If we are unable to improve and maintain the quality of our internal controls, any weaknesses could materially and adversely affect our ability to provide timely and accurate information about us, which could harm our reputation and share price.

On several occasions since our separation from Hewlett-Packard, our independent registered public accounting firm has identified deficiencies in our internal controls which rose to the level of material weakness. We have worked diligently to correct these deficiencies. We are not aware of, nor did our independent registered public accounting firm inform us of, any matters involving internal controls that we consider to be material weaknesses relating to the years ended October 31, 2005 and October 31, 2004. Nevertheless, we cannot be certain that the measures we have taken will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain adequate controls or to adequately implement required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

We are investing for RoHS but there can be no assurance that we will be in compliance in every respect.

We are subject to other legal and regulatory requirements, including a European Union directive that places restrictions on the use of hazardous substances (RoHS) in electronic equipment. RoHS sets a framework for producers' obligations in relation to manufacturing (including the amounts of named hazardous substances contained in products sold), labeling, and treatment, recovery and recycling of electronic products in the European Union which may require us to alter the manufacturing of the physical devices that include our solutions and/or require active steps to promote recycling of materials and components. Although the directive has been adopted by the European Commission, national legislation to implement the directive is still pending in the member states of the European Union. In addition, similar legislation could be enacted in other jurisdictions, including in the United States. If we do not comply with the RoHS directive, we may suffer a loss of revenue, be unable to sell in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Furthermore, we cannot be assured that the costs to comply with RoHS, or with current and future environmental and worker health and safety laws will not have a material adverse effect on our results of operation, expenses and financial condition.

Risks Related to Our Industry

Our markets are highly competitive and subject to price erosion.

The markets for our system solutions and services are highly competitive, and we have been subject to price pressures. Competition from manufacturers, distributors or providers of products similar to or competitive with our system solutions or services could result in price reductions, reduced margins and a loss of market share or could render our solutions obsolete.

We expect to continue to experience significant and increasing levels of competition in the future. We compete with suppliers of cash registers that provide built in electronic payment capabilities and producers of software that facilitates electronic payment over the internet, as well as other manufacturers or distributors of electronic payment systems. We must also compete with smaller companies that have been able to develop strong local or regional customer bases. In certain foreign countries, some competitors are more established, benefit from greater name recognition and have greater resources within those countries than we do.

If we do not continually enhance our existing solutions and develop and market new solutions and enhancements, our net revenues and income will be adversely affected.

The market for electronic payment systems is characterized by:

- rapid technological change;
- frequent product introductions and enhancements;
- evolving industry and government performance and security standards; and
- changes in customer and end-user requirements.

Because of these factors, we must continually enhance our existing solutions and develop and market new solutions.

We cannot be sure that we will successfully complete the development and introduction of new solutions or enhancements or that our new solutions will be accepted in the marketplace. We may also fail to develop and deploy new solutions and enhancements on a timely basis. In either case, we may lose market share to our competitors, and our net revenues and income could suffer.

We must adhere to industry and government regulations and standards and therefore sales will suffer if we cannot comply with them.

Our system solutions must meet industry standards imposed by EMVCo, Visa, MasterCard and other credit card associations and standard setting organizations. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless and wireline IP communication. Our solutions also must comply with government regulations, including those imposed by telecommunications authorities and independent standards groups worldwide regarding emissions, radiation and connections with telecommunications and radio networks. We cannot be sure that we will be able to design our solutions to comply with future standards or regulations on a timely basis, if at all. Compliance with these standards could increase the cost of developing or producing our solutions. If we are unable to comply with new industry standards, or we cannot obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance increases the cost of our solutions, our results of operations may be adversely affected.

Risks Related to Our Capital Structure

Our secured credit facility contains restrictive and financial covenants and, if we are unable to comply with these covenants, we will be in default. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and stock price.

In June 2004, our principal operating subsidiary, VeriFone, Inc., and another subsidiary entered into a secured credit facility under which, as of October 31, 2005, VeriFone, Inc. had outstanding indebtedness, excluding capital leases, of approximately $182.6 million.

Our secured credit facility contains customary covenants that require our subsidiaries to maintain certain specified financial ratios and restrict their ability to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make capital expenditures above specified levels, engage in certain business combinations, or undertake various other corporate activities. Therefore, as a practical matter, these covenants restrict our ability to engage in or benefit from such activities. In addition, we have, in order to secure repayment of our secured credit facility, pledged substantially all of our assets and properties. This pledge may reduce our operating flexibility because it restricts our ability to dispose of these assets or engage in other transactions that may be beneficial to us.

If we are unable to comply with any of these covenants, we will be in default, which could result in the acceleration of our outstanding indebtedness. If acceleration occurred, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on acceptable terms.

We had negative stockholders' equity in the past, which could limit our ability to obtain additional financing.

As of October 31, 2005, we had stockholders' equity of $26.5 million primarily due to the capital we received in our initial public and follow-on offerings and our earnings in fiscal 2005 but at October 31, 2004, we had stockholders' deficit of $135.4 million, due in part to a $97.4 million dividend paid on June 30, 2004. This may make lenders and other potential investors less likely to provide us with additional debt or equity financing. If we require additional financing, there is no guarantee that we can obtain it on acceptable terms, or at all. If we are unable to obtain additional, needed financing, our financial condition and results of operations may be adversely affected.

GTCR has substantial influence over our operations, which will limit our other stockholders' ability to influence corporate activities and may adversely affect the market price of our common stock.

GTCR owns or controls shares representing, in the aggregate, an approximately 36.9% voting interest in our company and has three of the seven members on our board of directors. Accordingly, GTCR may exercise substantial influence over our operations and business strategy. In addition, GTCR will have substantial influence over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions.

GTCR may also exercise control, with respect to mergers or other business combinations that involve a change in control of us, under a stockholders agreement among us, GTCR and certain other stockholders. Subject to specified conditions, that agreement requires the stockholders who are parties to it to consent to a sale of VeriFone Holdings, Inc. to a non-affiliate of GTCR if the sale is approved by the holders of a majority of the shares subject to the agreement. This provision is described in more detail under the caption "Certain Relationships and Related Transactions" in our 2006 Proxy Statement which is incorporated herein by reference. Shares subject to the stockholders agreement represent a majority of the voting power of our capital stock. Currently, shares will be released from the stockholders agreement as they are sold. To the extent that shares subject to the stockholders agreement continue to represent a majority of the voting power of our capital stock, GTCR will retain the practical ability to sell us in its sole discretion, because GTCR currently controls a majority of the shares subject to the stockholders agreement.

GTCR's ownership or control may have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them.

Our Chief Executive Officer owns a significant stake in us and may be difficult to remove.

Our Chief Executive Officer, Douglas Bergeron, beneficially owns shares representing, in the aggregate, approximately a 7.0% voting interest in our company. Moreover, Mr. Bergeron and several senior managers have a long professional history together at SunGard Data Systems Inc. Mr. Bergeron's significant ownership stake in our company and his history with other senior management may also make it difficult for the board of directors to remove Mr. Bergeron or other members of senior management.

Conflicts of interest may arise because some of our directors are principals of our significant stockholder.

Three principals of GTCR serve on our board of directors, which currently has seven members. GTCR and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of GTCR and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us, under Delaware law and our amended and restated certificate of incorporation that was adopted in connection with the closing of our initial public offering on May 4, 2005, transactions that we enter into in which a director or officer that is a representative of GTCR has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us. GTCR's representatives will not be required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of us.

Some provisions of our certificate of incorporation and bylaws may delay or prevent transactions that many stockholders may favor.

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws that became effective upon the completion of our initial public offering on May 4, 2005, may have the effect of delaying, discouraging, or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These provisions include:

- authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;
- the removal of directors or amendment of our organizational documents only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;
- provision that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;
- inability of stockholders to call special meetings of stockholders; and
- advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

Our common stock has only been publicly traded since April 29, 2005 and we expect that the price of our common stock will fluctuate substantially.

There has only been a public market for our common stock since April 29, 2005. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;
- changes in the market valuations of other companies operating in our industry;
- announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
- additions or departures of key personnel; and
- sales of our common stock, including sales of our common stock by our directors and officers or by GTCR or our other principal stockholders.

ITEM 2. PROPERTIES

Our principal executive offices are located in approximately 17,500 square feet of leased office space in San Jose, California under a lease expiring in July of 2010. We also lease the following principal facilities in the United States:

Use	Location	Approximate square footage	Lease expiration date
R&D / Supply Chain	Rocklin, California	49,000	October 2008
Distribution Center	Lincoln, California	99,000	December 2006
North American Sales Offices	Alpharetta, Georgia	87,500	February 2007
Petro Sales and R&D / Call Center	Clearwater, Florida	75,293	April 2009
R&D and Sales/Distribution Center	Savannah, Georgia	13,900	July 2006

We also lease and occupy regional offices in various cities for our sales, service and application engineering operations. These leases total approximately 49,000 square feet and expire on dates ranging from June 2006 to March 2011.

Outside the U.S., we lease the following principal facilities:

Use	Location	Approximate square footage	Lease expiration date
Sales Office	Sao Paolo, Brazil	4,564	March 2007
Sales Office	London, U.K.	9,510	December 2010
Sales Office	Mexico City, Mexico	6,159	December 2006
Sales Office	Hong Kong	2,090	June 2007
Sales, Service and Supply Chain Office	Singapore, Singapore	12,776	December 2008
R&D and Information Technology Support Office	Manila, Philippines	7,707	April 2007

We believe that our facilities are adequate for our current operations and, if necessary, can be replaced with little disruption.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party is likely to have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our Brazilian subsidiary has been notified of a tax assessment regarding a Brazilian state value added tax, or VAT, regarding the periods from January 2000 to December 2001 and related to products supplied to us by a contract manufacturer. The assessment relates to an asserted deficiency of 6.4 million Brazilian reais (approximately $2.9 million) including interest and penalties. The tax assessment was based on a clerical error in which our Brazilian subsidiary omitted the required tax exemption number on its invoices. We do not expect that we will ultimately incur a material liability in respect of this assessment, because we believe, based in part on advice of our Brazilian tax counsel, that we will prevail in the proceedings relating to this assessment. On May 25, 2005, we had an administrative hearing with respect to this audit. Management expects to receive the decision of the administrative judges sometime in December 2005 or early 2006. In the event we receive an adverse ruling from the administrative body, even if not final in the matter, we would reexamine the determination as to whether an accrual is necessary.

It is currently uncertain what impact the state tax examination may have with respect to our use of a corresponding exemption to reduce the Brazilian federal VAT.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of our security holders during the fourth quarter of our fiscal year ended October 31, 2005.

Executive Officers of the Registrant

The names of our executive officers and their ages, titles and biographies are set forth below:

Name	Age	Position
Douglas G. Bergeron	45	Chairman of the Board of Directors; Chief Executive Officer
Barry Zwarenstein.......	57	Senior Vice President and Chief Financial Officer
Jesse Adams............	54	Executive Vice President, North America Sales
William Atkinson	51	Executive Vice President, Global Marketing and Business Development
David Turnbull	43	Executive Vice President, Operations
Elmore Waller..........	56	Executive Vice President, Integrated Solutions

Douglas G. Bergeron. Mr. Bergeron has served as Chairman of the Board of Directors and as Chief Executive Officer of VeriFone Holdings, Inc. since July 2001. From December 2000 to June 2002, Mr. Bergeron was Group President of Gores Technology Group and, from April 1999 to October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts degree (with Honors) in Computer Science from York University in Toronto, Canada, and a Masters of Science degree from the University of Southern California. Mr. Bergeron is on the Board of First Consulting Group, Inc. of Long Beach, California and the Multiple Sclerosis Society of Silicon Valley and, a member of the Listed Company Advisory Committee of the New York Stock Exchange.

Barry Zwarenstein. Mr. Zwarenstein joined VeriFone Holdings, Inc. in June 2004 as Senior Vice President and Chief Financial Officer. Mr. Zwarenstein served as Chief Financial Officer of Iomega Corporation from November 2001 to June 2004, of Mellanox Technologies Limited from January 2001 to June 2001, of Acuson Corporation from October 1998 to December 2000, and of Logitech S.A. from July 1996 to September 1998. Mr. Zwarenstein started his career at FMC Corporation, where he held a variety of financial positions, including, at the time of his departure, Chief Financial Officer for FMC Europe in Brussels, Belgium. Mr. Zwarenstein received a Bachelor of Commerce degree from the University of Natal, South Africa and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. He is qualified as a Chartered Accountant (South Africa).

Jesse Adams. Mr. Adams has served as Executive Vice President, North America Sales, since July 2001. From July 1999 through December 2000, Mr. Adams was employed by Geac Computer Corporation as President of the Hospitality Group and as Senior Vice President of North America Sales and Marketing for the Enterprise Resource Planning Group. From 1983 through 1999, Mr. Adams was employed by SunGard Data Systems Inc. in a variety of sales and executive roles, including eight years as SVP of Western Regional Sales. Mr. Adams also worked as a marketing representative and systems engineer at IBM Data Processing Division from 1979 to 1983. Mr. Adams holds a B.S. in Applied Science and Engineering from the U.S. Military Academy at West Point.

William Atkinson. Mr. Atkinson has worked for VeriFone Holdings, Inc. since August 2001, and has served as Executive Vice President of Global Marketing and Business Development at VeriFone since August 2002. From August 2001 through April 2002, Mr. Atkinson served as Vice President, North America Financial Channels at VeriFone. From October 1999 through January 2001, Mr. Atkinson was Senior Vice President, Sales and Marketing at Cayenta, Inc., a subsidiary of Titan Corporation. He was also Senior Vice President, Worldwide Sales Operations at Vertel Corporation, from March 1999 to October 1999. From October 1996 to March 1999, he served in various positions, including Vice President of Worldwide Sales, Chief Financial Officer, and Chief Executive Officer and Chairman of the Board of Directors of Expersoft Corporation. Mr. Atkinson has also served in senior sales management roles at Dun and Bradstreet Systems, Inc. and SunGard Data Systems Inc. Mr. Atkinson earned a B.S. from Northern Illinois University.

David Turnbull. Mr. Turnbull joined VeriFone in May 2002, serving as Executive Vice President, Operations since July 2004. Prior to joining VeriFone, Mr. Turnbull worked for Apple Computer, Inc. in a variety of engineering and project management positions, and, from January 1998 to August 2001, as Director of Engineering for Consumer Portables and Communication Products. Mr. Turnbull has a B.S. in electrical and computer engineering from the University of California at Santa Barbara and is a member of the Institute of Electrical and Electronics Engineers.

Elmore Waller. Mr. Waller has served as Executive Vice President, Integrated Solutions since December 2004 and, since joining VeriFone in 1986, has served in a number of leadership positions including Senior Vice President and General Manager of the Worldwide Petro Division. Prior to working at VeriFone, Mr. Waller worked for 11 years at General Electric Company, serving in several financial management positions. Mr. Waller holds an M.B.A. from Syracuse University.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the New York Stock Exchange under the symbol "PAY" since April 29, 2005. Prior to that time, there was no public market for our stock.

The following table sets forth for the indicated periods, the high and low closing sale prices of our common stock as reported by Bloomberg Financial market services.

Fiscal Year 2005	High	Low
Second Quarter (commencing on April 29, 2005)	$11.30	$10.50
Third Quarter	22.33	10.80
Fourth Quarter	23.36	17.99

On October 31, 2005, the closing sale price of our common stock on the New York Stock Exchange was $23.20. As of November 30, 2005, there were approximately 66 stockholders of record. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

Other than a special dividend to our common stockholders of approximately $97.4 million paid in June 2004 and $17.1 million in respect of accrued dividends paid to the holders of our Class A redeemable convertible preferred stock as part of the redemption of all our outstanding Class A redeemable convertible preferred stock, we have not declared or paid cash dividends on our capital stock in our most recent two full fiscal years. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, any contractual restrictions and other factors that our board of directors deems relevant. In addition, our secured credit facility contains limitations on the ability of our principal operating subsidiary, VeriFone, Inc., to declare and pay cash dividends. Because we conduct our business through our subsidiaries, as a practical matter these restrictions similarly limit our ability to pay dividends on our common stock.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The selected data in this section is not intended to replace the consolidated financial statements.

	Successor(1)				Predecessor(2)	
	Years Ended October 31,			Period from July 1, 2002 to October 31,	Period from November 1, 2001 to June 30,	Year Ended October 31,
	2005	2004	2003	2002	2002	2001
	(in thousands, except per share data)					
Consolidated Statements of Operations Data:						
Net revenues	$485,367	$390,088	$339,331	$111,237	$184,356	$349,187
Cost of net revenues:						
Cost of net revenues excluding amortization of purchased core and developed technolgy assets(4)	281,607	231,892	200,291	80,479	125,542	258,891
Amortization of purchased core and developed technology assets	6,935	9,745	14,148	4,679	—	—
Total cost of net revenues	288,542	241,637	214,439	85,158	125,542	258,891
Gross profit	196,825	148,451	124,892	26,079	58,814	90,296
Operating expenses:(4)						
Research and development	41,830	33,703	28,193	10,322	20,037	47,352
Sales and marketing	52,231	44,002	40,024	13,925	26,848	57,331
General and administrative	29,609	25,503	25,039	10,342	26,093	30,578
Amortization of purchased intangible assets	4,967	10,200	10,200	3,399	—	—
In-process research and development	—	—	—	17,934	—	—
Total operating expenses	128,637	113,408	103,456	55,922	72,978	135,261
Operating income (loss)	68,188	35,043	21,436	(29,843)	(14,164)	(44,965)
Interest expense, net	(14,786)	(12,597)	(12,456)	(3,794)	(2,407)	(2,630)
Other income (expense), net	(6,673)	(11,869)	3,557	(4,904)	1,694	7,031
Income before income taxes	46,729	10,577	12,537	(38,541)	(14,877)	(40,564)
Provision (benefit) for income taxes	13,490	4,971	12,296	(4,509)	4,593	23,196
Net income (loss)	33,239	5,606	241	(34,032)	(19,470)	(63,760)
Accrued dividends on preferred stock	—	4,959	6,916	5,218	—	—
Net income (loss) attributable to common stockholders	$ 33,239	$ 647	$ (6,675)	$ (39,250)	$ (19,470)	$ (63,760)
Net income (loss) per common share:(3)						
Basic	$ 0.57	$ 0.01	$ (0.14)	$ (0.81)	$ (2.13)	
Diluted	$ 0.54	$ 0.01	$ (0.14)	$ (0.81)	$ (2.13)	
Weighted-average shares used in computing net income (loss) per common share:(3)						
Basic	58,318	50,725	48,869	48,459	9,121	
Diluted	61,460	56,588	48,869	48,459	9,121	
Cash dividends per common share(3)	$ —	$ 1.72	$ —	$ —	$ —	

(4) Stock-based compensation included above:					
Cost of net revenues—System Solutions	$ 187	$ —	$ —	$ —	$ —
Research and development	358	—	—	—	—
Sales and marketing	663	—	—	—	—
General and administrative	479	400	81	17	—
	$ 1,687	$ 400	$ 81	$ 17	$ —

	Successor(1)			Predecessor(2)	
	As of October 31,				
	2005	2004	2003	2002	2001
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 65,065	$ 12,705	$ 5,877	$ 3,040	$ 20,881
Total assets	329,371	245,619	236,967	248,852	127,577
Long-term debt and capital leases, including current portion	182,806	262,187	62,634	66,565	33,934
Class A redeemable convertible preferred stock	—	—	81,210	74,294	—
Total stockholders' equity (deficit)	26,538	(135,387)	(39,141)	(32,659)	(15,921)
Other Data:					
EBITDA, as adjusted	$ 86,423	$ 57,247	$ 49,854	$ 2,770	$ (12,174)

(1) On July 1, 2002, VeriFone was recapitalized whereby certain investment funds affiliated with GTCR became the majority stakeholders while the existing equity investor, an entity affiliated with Gores Technology Group, LLC, retained an ownership interest in the company. Financial information presented reflects adjustment of assets and liabilities to fair value as of July 1, 2002, which became the basis for amounts included in results of operations starting July 1, 2002.

(2) Predecessor company was owned by Hewlett-Packard Company until acquired on July 20, 2001 by an entity affiliated with Gores Technology Group, LLC. Financial information presented reflects adjustment of assets and liabilities to then-fair value at July 20, 2001, which became the basis for amounts included in results of operations from July 20, 2001 until June 30, 2002.

(3) Net income (loss) per common share and cash dividends per common share data is not presented for the year ended October 31, 2001 because our predecessor did not have a formal capital structure prior to July 20, 2001.

(4) The Company adopted the fair value recognition and measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, effective May 1, 2005 using the modified-prospective transition method. For periods prior to May 1, 2005 the Company followed the intrinsic value recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25. For further information see Note 2 to the consolidated financial statements elsewhere in this Form 10-K. The portion of stock-based compensation allocated to each category of expenses for each period is presented above.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section and other parts of this Form 10-K contain forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as "anticipates," "expects," "believes," "plans," "predicts," and similar terms. Such forward-looking statements are based on current expectations, estimates and projections about our industry and, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in Item 1A Risk Factors above. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Form 10-K. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as result of new information, future events or otherwise

Overview

We are a leading global provider of technology that enables electronic payment transactions and value-added services at the point of sale. We have one of the leading electronic payment solutions brands and are one of the largest providers of electronic payment systems worldwide. We believe that we benefit from a number of competitive advantages gained through our 24-year history and success in our industry. These advantages include our globally trusted brand name, large installed base, history of significant involvement in the development of industry standards, global operating scale, customizable platform and investment in research and development. We believe that these advantages position us well to capitalize on the continuing global shift toward electronic payment transactions as well as other long-term industry trends.

Our industry's growth continues to be driven by the long term shift towards electronic payment transactions and away from cash and check in addition to the need for improved security standards. Internationally, growth rates have been higher because of the relatively low penetration rates of electronic payment transactions in many countries and interest by governments in modernizing their economies and using electronic payments as a means of improving VAT collection. Recently, additional factors have driven growth, including the shift from dial up to IP based and wireless communications, growth of PIN based debit transactions, and advances in computing technology which enable vertical solutions and non-payment applications to reside at the point of sale.

We operate in two business segments: 1) North America and 2) International. We define North America as the United States and Canada, and International as all other countries in which we have revenue.

We believe that the shift towards IP communication and electronic PIN based debit transactions will continue in North America. Increasing intelligence at the point of sale will continue as a short-term driver of growth, with growth rates based on the stage of adoption and size of vertical segments that purchase these solutions. We continue to expand our Value Added Partner program, which, as of October 31, 2005, included 33 partners, as well as to invest in internal development, with the objective of introducing new solutions to address the specific various needs of markets and fueling incremental revenue growth.

In Europe, tightening EMV security standards continue to drive growth. In Eastern Europe, Latin America, and Asia, the market has benefited from strong demand for low end dial-up solutions among price sensitive customers. We have been focusing on addressing this market segment with the new Vx Solutions, which by virtue of a superior, uni-processor design, generates a gross profit percentage in excess of the solution that was previously sold. We expect the shift towards the Vx Solutions and the shift towards direct and away from indirect channels in certain countries to contribute towards an improvement in international gross profit percentage over time.

Worldwide, we expect that the demand for wireless solutions to accommodate mobility needs of merchants and consumers. Examples include pay-at-the-table, pay-at-the-car, home delivery, fans at sports stadiums and systems for taxicabs.

Results of Operations

Net Revenues

We generate net revenues through the sale of our electronic payment systems and solutions that enable electronic transactions, which we identify as System Solutions, and to a lesser extent, warranty and support services and customer specific application development, which we identify as Services.

Net revenues, which include system solutions and services, are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,			Dollar Change		Percent Change	
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003	2005 vs. 2004	2004 vs. 2003
System Solutions	$429,741	$344,639	$292,824	$85,102	$51,815	24.7%	17.7%
Services	55,626	45,449	46,507	10,177	(1,058)	22.4%	−2.3%
Total	$485,367	$390,088	$339,331	$95,279	$50,757	24.4%	15.0%

System Solutions. System Solutions net revenues increased $85.1 million, or 24.7%, to $429.7 million in the year ended October 31, 2005, from $344.6 million in the year ended October 31, 2004. System Solutions net revenues comprised 88.5% of total net revenues in the year ended October 31, 2005, which was essentially unchanged from the year ended October 31, 2004. The growth was primarily due to an increase in International net revenues of $61.1 million, or 47.4% to $190.1 million. Factors driving this increase included the desire of emerging market countries to modernize their economies and improve collection of VAT, the need for customers to comply with EMV requirements, and the availability of the Vx System Solutions, including wireless, which allowed us to compete in new market segments. North America System Solutions net revenues for the year ended October 31, 2005 increased $24.0 million, or 11.2%, to $239.6 million. This increase was primarily attributable to the ongoing replacement of the installed base with System Solutions that have IP communication and PIN-based debit capabilities. Sales to petroleum companies and convenience stores were strong in the year ended October 31, 2005 as well. Partially offsetting this growth was a sales decline relating to the softness in the check processing business of one customer to whom we are the sole provider of a check processing system solution.

System Solutions net revenues increased $51.8 million, or 17.7%, to $344.6 million in the year ended October 31, 2004, from $292.8 million in the year ended October 31, 2003. System Solutions net revenues comprised 88.3% of the total net revenues in the year ended October 31, 2004, up from 86.3% in the year ended October 31, 2003. The growth in System Solutions net revenues was primarily due to a $30.5 million improvement in net revenues from our International business. Net revenues increased by $22.2 million in Europe, where EMV standards drove electronic payment system replacement activity and where we increased our market share. We also benefited from higher demand for consumer-activated system solutions and increased sales of system solutions that utilize improved communication capabilities such as wireline and wireless IP, which amounted to $30.8 million of North American growth and $23.7 million of international growth. Net revenues increased by $19.2 million in North America, which experienced strong growth in sales to petroleum companies and quick service restaurants ("QSRs").

Services. Services net revenues increased $10.2 million, or 22.4%, from $45.4 in the year ended October 31, 2004 to $55.6 million in the year ended October 31, 2005. Growth was driven by an increase of $12.3 million in North America, partially offset by a decline in International services net revenues of $1.7 million. The primary areas of growth in North America were deployment, installation and helpdesk services to our QSRs and petroleum customers. Internationally, custom application software services decreased due to normal fluctuations in demand for these services.

Services net revenues declined $1.1 million, or 2.3%, from $46.5 million in the year ended October 31, 2003 to $45.4 million in the year ended October 31, 2004. Services net revenues comprised 11.7% of net revenues in the year ended October 31, 2004 as compared to 13.7% in the year ended October 31, 2003. The decline in Services net revenues was driven primarily by a $1.4 million recognition of net revenues in the year ended October 31, 2003 that had been deferred in the year ended October 31, 2002 because collectibility was not reasonably assured. The decline was partially offset by a $0.4 million increase in international Services net revenues.

Gross Profit

The following table shows the gross profit for System Solutions and Services (in thousands, except percentages):

	Amount			Gross Profit Percentage		
	Years Ended October 31,			Years Ended October 31,		
	2005	2004	2003	2005	2004	2003
System Solutions	$170,330	$129,513	$108,029	39.6%	37.6%	36.9%
Services	26,495	18,938	16,863	47.6%	41.7%	36.3%
Total	$196,825	$148,451	$124,892	40.6%	38.1%	36.8%

Gross profit on System Solutions, including amortization of purchased core and developed technology assets, increased $40.8 million, or 31.5%, to $170.3 million in the year ended October 31, 2005, from $129.5 million in the year ended October 31, 2004. Gross profit on System Solutions represented 39.6% of System Solutions net revenues in the year ended October 31, 2005, up from 37.6% in the year ended October 31, 2004. Amortization of purchased core and developed technology assets was 1.6% of System Solutions net revenues in the year ended October 31, 2005 compared to 2.8% in the prior year, as several purchased core and developed technology assets became fully amortized. The increase in gross profit on System Solutions as a percentage of System Solutions net revenues was largely due to a 1.2 percentage point improvement in gross profit from the reduction in amortization of purchased core and developed technology assets. Favorable product mix was the primary reason for the remaining gross profit percentage improvement. In North America, IP enabled and petroleum System Solutions, with higher than average gross profit percentages, increased while lower gross profit percentage dial up and check processing solutions declined. Internationally, the Vx System Solutions were designed with lower manufacturing costs than the previous generation of System Solutions, which resulted in an improved gross profit percentage as demand increased. Economies of scale in our supply chain overhead structure as a result of higher net revenues also contributed to the increase. Partially offsetting these factors were higher inventory obsolescence charges primarily relating to the legacy platforms following the launch of the Vx product line and the mix impact of a higher weighting in international shipments, which carry lower margins than domestic shipments.

Gross profit on System Solutions, including amortization of purchased core and developed technology assets, increased $21.5 million, or 19.9%, to $129.5 million in the year ended October 31, 2004, from $108.0 million in the year ended October 31, 2003. Gross profit on System Solutions represented 37.6% of System Solutions net revenues in the year ended October 31, 2004, up from 36.9% in the year ended October 31, 2003. Amortization of purchased core and developed technology assets was 2.8% of System Solutions net revenues in the year ended October 31, 2004, and 4.8% of System Solutions net revenues in the year ended October 31, 2003 as several purchased core and developed technology assets were fully amortized during the year ended October 31, 2004. The increase in gross profit on System Solutions as a percentage of System Solutions net revenues was largely due to a 2.0 percentage point improvement in gross profit percentage from the reduction in amortization. This was in part offset by a 0.6 percentage point decline from a higher weighting of International net revenues, a higher usage of air freight and a larger volume of spot purchases of components, particularly SRAM components, necessary to respond to increasing customer demand as well as start up and ramping costs associated with the introduction of the new Vx system solution. We also incurred costs to upgrade and sell existing inventory to respond to customer requirements.

Gross profit on Services increased $7.6 million, or 39.9% to $26.5 million in the year ended October 31, 2005, from $18.9 million in the year ended October 31, 2004. Gross profit on Services represented 47.6% of Services net revenues in the year ended October 31, 2005, as compared to 41.7% in the year ended October 31, 2004. This improvement was due to a favorable mix of services provided in North America towards certain helpdesk and deployment services, partially offset by a decline in sales of some high margin software application services internationally and losses in certain service contracts in Latin America.

Gross profit on Services increased $2.0 million, or 12.3%, to $18.9 million in the year ended October 31, 2004, from $16.9 million in the year ended October 31, 2003. Gross profit on Services represented 41.7% of Services net revenues in the year ended October 31, 2004, as compared to 36.3% in the year ended October 31, 2003. The improvement in Services gross profit as a percentage of Services net revenues was attributable to improved project management offset in part by the $1.4 million recognition of previously deferred net revenues in the year ended October 31, 2003 for which there were no associated costs in the period.

Research and Development Expense

Research and development, or R&D expense for the years ended October 31, 2005, 2004 and 2003 are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,		
	2005	2004	2003
Expenses	$41,830	$33,703	$28,193
Percentage of total net revenues	8.6%	8.6%	8.3%
Period over period increase	$ 8,127	$ 5,510	
	24.1%	19.5%	

R&D expense in the year ended October 31, 2005, increased compared to the year ended October 31, 2004, primarily due to $3.2 million of increased international R&D spending associated with the introduction of the Vx Solutions, approximately $1.8 million directly attributable to the GO Software business, which we recently acquired, as well as investments in wireless communication technologies and new solutions in multi-lane retail and petroleum and convenience store businesses.

R&D expense increased in the year ended October 31, 2004 compared to the year ended October 31, 2003, primarily due to application development center spending on the Verix operating system to meet EMV security standards and to further develop our wireless offering.

Sales and Marketing Expense

Sales and marketing expense for the years ended October 31, 2005, 2004 and 2003 are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,		
	2005	2004	2003
Expenses	$52,231	$44,002	$40,024
Percentage of total net revenues	10.8%	11.3%	11.8%
Period over period increase	$ 8,229	$ 3,978	
	18.7%	9.9%	

Sales and marketing expense in the year ended October 31, 2005, increased compared to the year ended October 31, 2004, due primarily to $4.1 million higher International expenses for personnel and programs to accelerate adoption of the Vx platform and address wireless sales opportunities. Domestic expenses grew by $1.9 million to support higher business activity, with incremental hires and demo inventory expense primarily directed at development of the ISO channel. Approximately $1.1 million of the increase was attributable to GO Software, which we recently acquired, and $0.7 million of the increase was due to higher stock-based compensation expense.

Sales and marketing expense increased for the year ended October 31, 2004 compared to the year ended October 31, 2003 as a result of higher expenses primarily in Europe and North America. In Europe, sales and marketing expense increased $1.9 million, or 48.0% to $5.8 million for the year ended October 31, 2004, from $3.9 million for the year ended October 31, 2003. The growth in Europe was primarily attributable to the expansion of our infrastructure of technical sales support, recruitment of senior sales management and broadening of our sales and marketing efforts in countries such as France and Russia. In North America, expenses increased $1.8 million, or 8.2%, to $24.0 million for the year ended October 31, 2004, from $22.2 million for the year ended October 31, 2003. The growth in North America was mainly due to investment in sales support to address opportunities with ISOs and to the strengthening of our senior sales management team.

General and Administrative Expense

General and administrative expense for the years ended October 31, 2005, 2004 and 2003 are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,		
	2005	2004	2003
Expenses	$29,609	$25,503	$25,039
Percentage of total net revenues	6.1%	6.5%	7.4%
Period over period increase	$ 4,106	$ 464	
	16.1%	1.9%	

General and administrative expense in the year ended October 31, 2005 increased, compared with the year ended October 31, 2004, due to $1.8 million of expenses related to the requirements of operating as a public company, $1.2 million of expenses related to the defense and settlement of the claims brought by Verve, $1.0 million of higher facility expenses and $0.5 million of expenses from the inclusion of GO Software. Partially offsetting these expense increases was a $1.6 million one-time credit for the favorable resolution of a payroll tax contingency.

After factoring in a decrease of $2.2 million in lower bad debt expense due to improved collections in the year ended October 31, 2004, the remaining $2.7 million net increase in general and administrative expenses in the year ended October 31, 2004 compared to the year ended October 31, 2003, was primarily due to $1.1 million in expenses incurred in anticipation of becoming a public company, particularly costs related to Sarbanes-Oxley Section 404 readiness initiatives.

Amortization of Purchased Intangible Assets

For the year ended October 31, 2005, amortization of purchased intangible assets decreased $5.2 million, to $5.0 million from $10.2 million for the comparable period in fiscal 2004. The decrease was due to several purchased intangible assets having been fully amortized during the year ended October 31, 2004, offset in part by the amortization of intangibles relating to the acquisition of GO Software, which occurred on March 1, 2005. Amortization of purchased intangible assets was $10.2 million for the year ended October 31, 2003.

Interest Expense, Net

For the year ended October 31, 2005, interest expense, net increased $2.2 million to $14.8 million from $12.6 million for the year ended October 31, 2004. The increase in interest expense, net was primarily attributable to higher debt balances following our June 2004 recapitalization, partially offset by the repricing of our Term B Loan and the repayment of our Second Lien Loan in May 2005 with a portion of the proceeds that we received from our initial public offering. Included in interest expense, net for the year ended October 31, 2005, is approximately $0.5 million of interest income.

Interest expense, net increased $0.1 million, to $12.6 million in the year ended October 31, 2004 from $12.5 million in the year ended October 31, 2003. The slight increase in interest expense, net was attributable to a higher debt balance for the last five months of the year ended October 31, 2004 as a result of our June 2004 recapitalization which was almost entirely offset by the lower effective interest cost of our new secured credit facility.

Other Income (Expense), Net

Other income (expense), net in the year ended October 31, 2005 was an expense of $6.7 million and resulted primarily from a $5.6 million loss on early debt extinguishment and fees associated with our secured credit facility. It also included approximately $0.8 million in foreign currency contract and transaction losses. Other income (expense), net in the year ended October 31, 2004 was an expense of $11.9 million and resulted primarily from the write-off of $8.4 million of the unamortized debt discount and prepaid fees on the subordinated debt and an early extinguishment fee of $1.4 million due to our June 2004 recapitalization.

Other income (expense), net decreased $15.5 million to an expense of $11.9 million in the year ended October 31, 2004, from income of $3.6 million in the year ended October 31, 2003. The majority of the other income in the year ended October 31, 2003 was due to a refund of $2.8 million for foreign unclaimed pension benefits in Taiwan. In addition, we had a $2.2 million expense related to net foreign currency contract and transaction losses related to fluctuations in the value of the U.S. dollar as compared with foreign currencies, primarily the Brazilian real, and to a lesser extent the euro, Australian dollar and Mexican peso.

Provision for Income Tax

In the year ended October 31, 2005, our income tax provision increased to $13.5 million, representing 28.9% of pre-tax income as compared to $5.0 million or 47% of pre-tax income in the year ended October 31, 2004. The decline in our effective tax rate in the year ended October 31, 2005 reflects the positive impact of a reduction in previously established valuation allowances on deferred tax assets resulting primarily from the amortization of purchased intangible assets in our 2002 acquisition.

At October 31, 2005, the Company had recorded net deferred tax assets of $29.0 million. The realization of the deferred tax assets is primarily dependent on the Company generating sufficient U.S. and certain foreign taxable income in fiscal years 2006, 2007, and 2008 as forecasted by management. Although realization is not assured, the Company's management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease when the Company reevaluates the underlying basis for its estimates of future taxable income.

At October 31, 2005 and 2004, the Company had recorded a valuation allowance for deferred tax assets of $20.7 million and $25.6 million, respectively. Approximately $4.1 million of deferred tax assets subject to the valuation allowance are attributable to acquisition-related items that, when realized, may reduce goodwill. During the years ended October 31, 2005 goodwill was reduced by approximately $0.5 million as a result of a reduction in the valuation allowance for acquisition-related deferred tax assets that were realized.

The Company had aggregate net operating loss carryforwards (NOLs) in various foreign countries of approximately $23.2 million at October 31, 2005. The Company has provided a full valuation allowance on deferred tax assets recorded in connection with the foreign NOLs in countries where management believes that it is more likely than not that such deferred tax assets will not be realized. Approximately $16.0 million of foreign NOLs may be carried forward indefinitely. The remaining balance of approximately $7.2 million of foreign NOLs is subject to limited carryfoward terms of 5 to 15 years. NOLs of $0.7 million, $3.8 million and $1.9 million will expire in 2006, 2007 and 2008, respectively, if not utilized.

We also reduced tax liabilities by $7.6 million in the year ending October 31, 2005 due to the resolution of certain pre-acquisition tax contingencies. The reduction in tax liabilities resulted in a reduction of goodwill by $6.9 million for tax liabilities recorded for the period prior to our 2002 acquisition and a reduction in the current provision for taxes by $0.7 million related to interest accrued on this tax liability after the acquisition. In addition, during the years ended October 31, 2005 the Company reduced goodwill by approximately $3.3 million, related to other adjustments to valuation allowances established in purchase accounting.

The decline in the effective tax rate for the year ended October 31, 2004 resulted primarily from a decrease in the valuation allowance in the year ended October 31, 2004 as compared with an increase in the year ended October 31, 2003.

Segment Information

The following table reconciles segmented net revenues and operating income to totals for the years ended October 31, 2005, 2004 and 2003. Corporate net revenues and operating income (loss) reflect amortization of purchased intangible assets, stock-based compensation, in-process research and development expense, and amortization of step ups in the fair value of inventories, equipment and improvements and deferred net revenues resulting from acquisitions. Corporate income (loss) also reflects the difference between the actual and standard cost of System Solutions net revenues and shared operating costs that benefit both segments, predominately research and development expenses and supply chain management.

	Years Ended October 31,			Dollar Change		Percent Change	
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003	2005 vs. 2004	2004 vs. 2003
Revenues:							
North America	$289,720	$254,010	$234,828	$35,710	$19,182	14.1%	8.2%
International	196,347	136,597	106,064	59,750	30,533	43.7%	28.8%
Corporate	(700)	(519)	(1,561)	(181)	1,042	34.9%	−66.8%
Total revenues	$485,367	$390,088	$339,331	$95,279	$50,757	24.4%	15.0%
Operating income:							
North America	$104,867	$ 84,471	$ 75,845	$20,396	$ 8,626	24.1%	11.4%
International	37,375	21,450	15,425	15,925	6,025	74.2%	39.1%
Corporate	(74,054)	(70,878)	(69,834)	(3,176)	(1,044)	4.5%	1.5%
Total operating income	$ 68,188	$ 35,043	$ 21,436	$33,145	$13,607	94.6%	63.5%

Net revenues growth in North America for the year ended October 31, 2005 as compared to the year ended October 31, 2004 was primarily driven by an increase of approximately $24.0 million in System Solutions and $12.0 million in Services net revenues.

Net System Solutions net revenues in International grew approximately $61.0 million; Services net revenues declined by approximately $2.0 million.

Net revenues growth in North America for the year ended October 31, 2004 as compared to the prior year was primarily driven by a $21.6 million increase in System Solutions net revenues, which was attributable to improved sales of system solutions that utilize improved communication capabilities, most notably wireline and wireless IP, offset slightly by lower sales of our system solutions with less advanced capabilities. The additional demand for system solutions with improved communications technology was driven by our QSRs and petroleum customers.

The increase in International net revenues for the year ended October 31, 2004 compared with the comparable period in fiscal 2003 was primarily attributable to a $30.2 million increase in System Solutions net revenues. Our System Solutions net revenues growth was driven by sales in the European market which was facing electronic payment systems replacement activity associated with approaching deadlines for compliance with more stringent EMV standards. In addition, we successfully increased penetration in certain countries due in part to improved sales coverage and a system solutions offering better tailored to the requirements of the specific markets.

The increase in operating income for North America for the year ended October 31, 2005 as compared to the prior year was mainly due to higher net revenues and a higher gross profit percentage as a result of improved profitability in services, which was partially offset by higher operating expenses.

The increase in International operating income for the year ended October 31, 2005 compared with the comparable period in fiscal 2004 was mainly due to increased net revenues and a higher gross profit percentage as a result of the introduction of the higher margin Vx Solutions, partially offset by higher operating expenses.

North America operating income increased in the year ended October 31, 2004 compared to the prior year, mainly due to higher net revenues and slightly higher gross profit percentage, partially offset by higher operating expenses.

International operating income increased in the year ended October 31, 2004 compared to the year ended October 31, 2003, mainly due to increased net revenues partially offset by a lower gross profit percentage and higher operating expenses.

Liquidity and Capital Resources

Our primary liquidity and capital resource needs are to service our debt, finance working capital, and make capital expenditures and investments. At October 31, 2005, our primary sources of liquidity were cash and cash equivalents of $65.1 million, marketable securities of $16.8 million, our $30.0 million unused revolving credit facility and cash generated from operations.

Our operations provided us cash of $40.6 million in the year ended October 31, 2005, which was attributable to net income of $33.2 million, depreciation, amortization and other non-cash charges of $22.6 million, offset by $15.2 million used by net operating assets and liabilities. The principal uses of net operating assets and liabilities in the year ended October 31, 2005 were deferred tax assets, which increased by $9.9 million, accounts receivable, which increased by $8.8 million and inventories, which increased by $3.4 million and a decrease in deferred tax liabilities of $2.0 million. This was offset by decreases in income taxes payable of $2.4 million, deferred revenue of $3.5 million and accounts payable of $3.2 million. Our operations provided us cash of $33.2 million in the year ended October 31, 2004, which was attributable to net income of $5.6 million and depreciation, amortization and other non-cash charges of $33.1 million offset in part by a use of $5.5 million in net operating assets and liabilities. The principal uses in net operating assets and liabilities were deferred tax assets, which increased by $9.8 million because book purchase accounting amortization was greater than tax purchase accounting amortization, and accounts receivable which increased by $7.7 million because of higher net revenues. Offsetting this use of cash was decreased inventory balances of $8.5 million, due to initiatives to reduce transit time from the factory to our customers and increased deferred services net revenues of $5.5 million due to higher technical support contract volume. Our operations provided us cash of $9.8 million in the year ended October 31, 2003, which was attributable to net income of $0.2 million and depreciation, amortization and other non-cash charges of $27.3 million offset in part by a use of $17.7 million in net operating assets and liabilities. The principal use of cash from operating assets and liabilities in the year ended October 31, 2003 was largely attributable to an $8.4 million increase in account receivables from higher net revenues.

We used $35.0 million in net cash for investing activities during the year ended October 31, 2005, consisting primarily of purchases of marketable securities, net of sales and maturities, of $16.8 million, $13.4 million for the acquisition of the assets of GO Software and $4.8 million on capital expenditures and other assets. We used cash of $5.3 million in investing activities in the year ended October 31, 2004, which was principally comprised of $2.6 million of capitalized software development costs and $2.4 million of capital expenditures related primarily to computer equipment and leasehold improvements. We used cash of $10.4 million in investing activities in the year ended October 31, 2003, which consisted of $6.3 million for the remaining obligations related to our 2002 acquisition, $2.2 million of capital expenditures related primarily to computer equipment and $2.0 million of capitalized software development costs.

Net cash provided by financing activities of $46.9 million in the year ended October 31, 2005 consisted primarily of net proceeds from our initial and follow-on public offerings of $125.5 million, offset by the repayment of $72.0 million of the outstanding principal owed on the second lien loan under our secured credit facility and principal payments of $7.0 million on the Term B loan. We used cash of $21.6 million in financing activities in the year ended October 31, 2004, which consisted primarily of proceeds of $250.1 million, net of $11.9 million of financing fees, related to our recapitalization and new secured credit facility, offset by uses of $97.4 million for a common stock dividend, $86.2 million related to the repurchase of preferred stock, $60.0 million related to the retirement of the related party promissory notes and $28.1 million of net borrowings under our revolving note, term note facilities and capital leases. Our financing activities provided cash of $3.2 million during the year ended October 31, 2003, which was comprised primarily of $2.3 million of net borrowings under our revolving note and term note facilities. Under the terms of our credit facility, we may be required to repay a portion of our existing secured debt with a portion of any excess cash flow generated through our operations.

We completed an amendment to our credit agreement on March 23, 2005 that reduced the interest rate spread on our Term B loan from 2.50% over three-month LIBOR to 2.00% over three-month LIBOR (or based on our option from 1.50% over the lender's base rate to 1.00% over the lender's base rate). The anticipated annual savings in interest expense for the Term B loan attributable to this amendment is approximately $0.9 million.

Our future capital requirements may vary significantly from prior periods as well as from those currently planned. These requirements will depend on a number of factors, including operating factors such as our terms and payment experience with customers and investment we may make in product or market development such as our current investments in expanding our International operations. Finally, our capital needs may be significantly affected by any acquisition we may make in the future. Based upon our current level of operations, we expect that our cash flow from operations, together with the amounts we are able to borrow under our secured credit facility, will be adequate to meet our anticipated needs for at least the next several years although we may from time to time raise additional capital to refinance indebtedness or for other general corporate purposes, including acquisitions and investments.

Secured Credit Facility

On June 30, 2004, we entered into a secured credit facility (the "Credit Facility") with a syndicate of financial institutions, led by Banc of America Securities and Credit Suisse First Boston. We used the proceeds from the Credit Facility to i) repay all amounts outstanding under our Term and Revolving Notes Payable Facility and our promissory notes payable to stockholders, ii) redeem all of our outstanding Preferred Stock, and iii) pay a dividend to common stockholders. We recorded a loss of $9.8 million in the year ended October 31, 2004, on early extinguishment of the debt which was recorded in other income (expense), net in the consolidated statements of operations. The Credit Facility consists of a Revolver permitting borrowings up to $30 million, a Term B Loan of $190 million, and a Second Lien Loan of $72 million. The Credit Facility is guaranteed by us and our subsidiaries and is secured by collateral including substantially all of our assets and the stock of our subsidiaries. As of November 1, 2005, the interest rate on the Term B Loan was 6.24%. For the year ended October 31, 2005 the weighted average interest rate on the Credit Facility was 5.72%. As of October 31, 2004, the interest rate on the Term B Loan was 4.63% and the Second Lien credit facility was 8.13%. For the period from June 30, 2004 to October 31, 2004 the weighted average interest rate on the Credit Facility was 5.08%. We also pay a commitment fee on the unused portion of the Revolver under its Credit Facility at a rate that varies between 0.375% and 0.5% per annum depending upon our consolidated total leverage ratio.

The revolving Credit Facility bears interest at a rate equal to a margin over LIBOR or the lenders' base rate, with the margin varying based on a grid in which the pricing depends on our consolidated total leverage ratio. Currently, interest accrues at either 1.75% over three-month LIBOR, which was 4.24% at October 31, 2005, or 0.75% over the lender's base rate, which was 6.75% at October 31, 2005. Borrowings on the Term B loan, following an amendment of the terms of our secured credit facility as of March 23,

2005 that became effective on May 4, 2005, following the completion of our initial public offering, bear interest at a rate of either 2.00% over three-month LIBOR or 1.00% over the lender's base rate. During such time as the ratings assigned to the Term B loan by either of Moody's Investors Service, Inc. and Standard & Poor's Ratings Group, a division of McGraw Hill, Inc, are at least Ba3 or BB- or higher, respectively, the interest rate for the Term B loan will be 1.75% over three-month LIBOR or 0.75% over the lender's base rate.

In May 2005, we used a portion of the proceeds of our initial public offering to repay the $72.0 million principal amount of the second lien loan under our Credit Facility. In the year ended October 31, 2005, we accrued $9.9 million in interest expense attributable to the Term B loan, which had an average rate of 5.19% for the period. The anticipated annual savings in interest expense for the Term B loan attributable to the amendment to our Credit Facility is approximately $900,000. The costs attributable to the amendment of approximately $500,000 were recorded as an expense in the third quarter of fiscal 2005.

On September 7, 2005, we completed a second amendment to our Credit Facility. Under the terms of the second amendment, we are no longer required to make a mandatory payment of 50% of the proceeds that we receive from a public equity offering. Certain restrictive covenants were also amended to provide us with additional operating flexibility.

We are required under our Credit Facility to fix the interest rate through swaps, rate caps, collars and similar agreements with respect to at least 30% of the outstanding principal amount of all loans and other indebtedness that have floating interest rates. This interest rate protection must extend through June 30, 2006.

The respective maturity dates on the components of the secured credit facility are June 30, 2009 and June 30, 2011 for the revolver and Term B Loan, respectively. Payments on the Term B Loan are due in equal quarterly installments of $462,000 over the seven-year term on the last day of the second month of each quarter. In addition, $172.4 million of the Term B Loan is due on June 30, 2011.

The terms of the Credit Facility require us to comply with financial covenants, including maintaining leverage, and fixed charge coverage ratios, obtaining protection against fluctuation in interest rates, and limits on capital expenditure levels at the end of each fiscal quarter. As of October 31, 2005, we were required to maintain a senior leverage ratio of not greater than 3.0 to 1.0, a maximum leverage ratio of not greater than 4.50 to 1.0 and a fixed charge coverage ratio of at least 2.0 to 1.0. As of October 31, 2005, our senior leverage ratio was 1.29 to 1.00, our maximum leverage ratio, which includes the senior leverage ratio and the second lien leverage ratio, was 1.29 to 1.00 and our fixed charge ratio was 3.59 to 1.00. Some of the financial covenants become more restrictive over the term of the Credit Facility. If we fail to comply with any of the financial covenants the lenders may declare an event of default under the Credit Facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority in interest of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving Credit Facility. The Credit Facility contains nonfinancial covenants that restrict some of our activities, including our ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates. The terms of the Credit Facility permit prepayment of principal and require prepayments of principal upon the occurrence of certain events, including among others, the receipt of proceeds from the sale of assets, the receipt of excess cash flow as defined, and the receipt of proceeds of certain debt issuances. The Credit Facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

We were in compliance with the Credit Facility's financial and nonfinancial covenants as of October 31, 2005.

Contractual Commitments

The following table summarizes our contractual obligations as of October 31, 2005 (in thousands):

	Total	Less than 1 year	1-3 years	4-5 years
Term B Loan(1)	$246,229	$13,197	$26,047	$206,985
Capital lease obligation	252	155	97	—
Operating leases	15,954	6,203	8,973	778
Minimum purchase obligations	18,550	18,550	—	—
	$280,985	$38,105	$38,341	$204,539

(1) Payments on the Term B Loan are due in equal quarterly installments of $462,000 over the seven-year term on the last day of the second month of each quarter. During the year ended October 31, 2005, we made prepayments of approximately $5.1 million. Of this amount, $172.4 million is due on June 30, 2011.

We work on a purchase order basis with third-party contract manufacturers with facilities in China, Mexico, Singapore and Brazil to manufacture substantially all of our inventories. We provide each manufacturer with a master purchase order on a monthly basis, which constitutes a binding commitment by us to purchase products produced by the manufacturer as specified in the master purchase order. The total amount of purchase commitments as of October 31, 2005 was approximately $18.6 million.

We expect that we will be able to fund our remaining obligations and commitments with cash flows from operations. To the extent we are unable to fund these obligations and commitments with cash flows from operations, we intend to fund these obligations and commitments with proceeds from our $30.0 million revolver under our secured credit facility or future debt or equity financings.

Earnings before Interest, Taxes, Depreciation and Amortization, (EBITDA, as adjusted)

We define earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, as the sum of (1) net income (excluding extraordinary items of gain or loss and any gain or loss from discontinued operations), (2) interest expense, (3) income taxes, (4) depreciation, amortization, goodwill impairment and other non-recurring charges, (5) non-cash charges, including non-cash stock-based compensation expense and purchase accounting items and (6) management fees to our principal stockholder, which ceased upon the closing of the Company's public offering on May 4, 2005. EBITDA, as adjusted, is a primary component of the financial covenants to which we are subject under our credit agreement. If we fail to maintain required levels of EBITDA, as adjusted, we could have a default under our credit agreement, potentially resulting in an acceleration of all of our outstanding indebtedness. In addition, our management uses EBITDA, as adjusted, as a primary measure to review and assess our operating performance and to compare our current results with those for prior periods as well as with the results of other companies in our industry. These competitors may, due to differences in capital structure and investment history, have interest, tax, depreciation, amortization and other non-cash expenses that differ significantly from ours. The term EBITDA, as adjusted, is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and EBITDA, as adjusted, is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating performance, you should not consider these data in isolation or as a substitute for our net income calculated in accordance with U.S. GAAP. Our EBITDA, as adjusted, has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations are:

- it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

- it does not reflect changes in, or cash requirements for, our working capital needs;
- it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- it does not reflect income taxes or the cash requirements for any tax payments;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, as adjusted, does not reflect any cash requirements for such replacements;
- restructuring and impairment charges, as well as losses from discontinued operations, reflect costs associated with strategic decisions about resource allocations made in prior periods; we may incur similar charges and losses in the future; and
- other companies may calculate EBITDA and EBITDA, as adjusted, differently than we do, limiting its usefulness as a comparative measure.

A reconciliation of net income, the most directly comparable U.S. GAAP measure, to EBITDA, as adjusted, for the three years ended October 31, 2005, 2004 and 2003 is as follows (in thousands):

	Years Ended October 31,		
	2005	2004	2003
U.S. GAAP net income	$33,239	$ 5,606	$ 241
Provision for income taxes	13,490	4,971	12,296
Interest expense	14,786	12,597	12,456
Depreciation and amortization of equipment and improvements	3,691	2,451	1,333
Amortization of capitalized software	1,173	698	108
Amortization of purchased intangible assets	11,902	19,945	24,348
Amortization of step-up in deferred revenue on acquisition	700	519	1,561
Stock-based compensation	1,687	400	81
Management fees to majority stockholder	125	250	250
Refund of foreign unclaimed pension benefits	—	—	(2,820)
Loss on debt extinguishment and debt repricing fee	5,630	9,810	—
EBITDA, as adjusted	$86,423	$57,247	$49,854

Off-Balance Sheet Arrangements

Our only off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of the SEC's Regulation S-K, consist of interest rate cap agreements and forward foreign currency exchange agreements described under "Quantitative and Qualitative Disclosures about Market Risk" Item 7A below.

Effects of Inflation

Our monetary assets, consisting primarily of cash, marketable securities and receivables, are not affected by inflation because they are short-term and in the case of cash are immaterial. Our non-monetary assets, consisting primarily of inventory, intangible assets, goodwill and prepaid expenses and other assets, are not affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our cost of goods sold and expenses, such as those for employee compensation, which may not be readily recoverable in the price of system solutions and services offered by us.

Critical Accounting Policies

General

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Revenue Recognition

Net revenues from System Solutions are recognized upon shipment, delivery, or customer acceptance of the product as required pursuant to the customer arrangement. Net revenues from services such as customer support are initially deferred and then recognized on a straight-line basis over the term of the contract. Net revenues from services such as installations, equipment repairs, refurbishment arrangements, training and consulting are recognized as the services are rendered. For arrangements with multiple elements, we allocate net revenues to each element using the residual method based on objective and reliable evidence of the fair value of the undelivered element. We defer the portion of the arrangement fee equal to the objective evidence of fair value of the undelivered elements until they are delivered.

While the majority of our sales transactions contain standard business terms and conditions, there are some transactions that contain non-standard business terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting including: (1) whether an arrangement exists and what is included in the arrangement; (2) how the arrangement consideration should be allocated among the deliverables if there are multiple deliverables; (3) when to recognize net revenues on the deliverables; (4) whether undelivered elements are essential to the functionality of delivered elements; and (5) whether we have fair value for the undelivered element. In addition, our revenue recognition policy requires an assessment as to whether collectibility is probable, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

To a limited extent, we also enter into software development contracts with our customers that we recognize as net revenues on a completed contract basis. As a result, estimates of whether the contract is going to be profitable is necessary since, if we will lose money on the contract, we are required to record a provision for such loss in the period identified.

Goodwill

We review goodwill at least annually for impairment. In testing for a potential impairment of goodwill, we: (1) allocate goodwill to our various reporting units to which the acquired goodwill relates; (2) estimate the fair value of our reporting units; and (3) determine the carrying value (book value) of those reporting, as some of the assets and liabilities related to those reporting are not held by those reporting units but by corporate. Furthermore, if the estimated fair value of a reporting unit is less than the carrying value, we must estimate the fair value of all identifiable assets and liabilities of the reporting unit, in a manner similar to a purchase price allocation for an acquired business. This can require independent valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Only after this process is completed can the amount of goodwill impairment, if any, be determined.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our competitor's market capitalization on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

Long-lived Assets

We review our long-lived assets including property and equipment, capitalized software development costs and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Determining if such events or changes in circumstances have occurred is subjective and judgmental. Should we determine such events have occurred, we then determine whether such assets are recoverable based on estimated future undiscounted net cash flows. If future undiscounted net cash flows are less than the carrying value of such asset, we write down that asset to its fair value.

We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Inventory Valuation

The valuation of inventories requires us to estimate obsolete or excess inventory and inventory that is not of saleable quality. The determination of obsolete or excess inventories requires us to estimate the future demand for our products within specific time horizons, generally twelve months to eighteen months. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventories write-offs, which would have a negative impact on our gross profit percentage.

We review the adequacy of our inventories valuation on a quarterly basis. For production inventory, our methodology involves matching our on-hand and on-order inventories with our sales estimate over the next twelve and eighteen months. We then evaluate the inventory found to be in excess of the twelve-month demand estimate and take appropriate write-downs to reflect the risk of obsolescence. For on-hand and on-order inventory in excess of eighteen month requirements we generally record a 100% reserve. This methodology is significantly affected by our sales estimate. If actual demand were to be substantially lower than estimated, additional inventories write-downs for excess or obsolete inventories may be required.

Allowance for Doubtful Accounts and Product Returns Reserve

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay, aging of accounts receivable balances and our collection history with each customer. We make estimates and judgments about the inability of customers to pay the amount they owe us which could change significantly if their financial condition changes or the economy in general deteriorates. Product return reserve is an estimate of future product returns related to current period net revenues based upon historical experience. Material differences may result in the amount and timing of our net revenues for any period.

Warranty Costs

We accrue for estimated warranty obligations when revenue is recognized based on an estimate of future warranty costs for delivered product. Our warranty obligation extends from 13 months to five years from the date of shipment. We estimate such obligations based on historical experience and expectations of future costs. Our estimate and judgments is affected by actual product failure rates and actual costs to repair. These estimates and judgments are more subjective for new product introductions as these estimates and judgments are based on similar products versus actual history.

Stock-based Compensation

Effective May 1, 2005, we adopted SFAS 123(R), which requires us to measure compensation cost for all outstanding unvested share-based awards at fair value and recognize compensation over the requisite service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider several factors when estimating expected forfeitures, such as types of awards. Actual results may differ substantially from these estimates. In valuing shares-based awards, significant judgment is required in determining the expected volatility of our common stock and the expected term individuals will hold their share-based awards prior to exercising. Expected volatility of the stock is based on our peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own stock. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. In the future, as we gain historical data for volatility in our own stock and the actual term employees hold our options expected volatility and expected term may change which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense we record.

Restructuring

Our predecessor made estimates of the costs to be incurred as a part of its restructuring plan. We assumed such restructuring plan which primarily represents vacant lease space related liabilities and at October 31, 2005 was approximately $1.2 million. We make estimates and judgments about the length of time it will take to obtain a sublease tenant, and the rate at which we can sublease such vacant space. In connection with acquisition of the of the assets of the GO Software business from Return on Investment Corporation on March 1, 2005, the Company accrued in the purchase price allocation $313,000 of restructuring costs related to the integration of GO Software's Savannah helpdesk facility with the Company's helpdesk facility in Clearwater, Florida, of which approximately $84,000 remains unpaid as of October 31, 2005. The amounts we have accrued represent our best estimate of the obligations we expect to incur, but could be subject to change due to various factors including market conditions and the outcome of negotiations with third parties. Should the actual amounts differ from our estimates, the amount of the restructuring charges could be materially impacted.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in past fiscal years and our forecast of future taxable income in the jurisdictions in which we have operations.

We have placed a valuation allowance on certain U.S. deferred tax assets and our non-U.S. net operating loss carry forwards because realization of these tax benefits through future taxable income cannot be reasonably assured. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances. An increase in the valuation allowance would result in additional expense in such period. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Recent Accounting Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4*, or SFAS 151. SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3*, or SFAS 154. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

Effective May 1, 2005, we early adopted the fair value recognition and measurement provisions of SFAS 123(R), which is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. We elected to adopt the modified-prospective-transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of May 1, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

Selected Quarterly Results of Operations

The following selected quarterly data should be read in conjunction with the Consolidated Financial Statements and Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. This information has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all recurring adjustments necessary to fairly present our financial information when read in conjunction with our Consolidated Financial Statements and Notes. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Quarterly Consolidated Statements of Operations for 2005

	Year Ended October 31, 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data) (unaudited)			
Net revenues:				
System Solutions	$ 97,989	$105,414	$111,388	$114,950
Services	13,294	12,479	14,313	15,540
Total net revenues	111,283	117,893	125,701	130,490
Cost of net revenues:				
Cost of System Solutions net revenues excluding amortization of purchased core and developed technology assets(1)	59,147	61,727	66,635	64,967
Amortization of purchased core and developed technology assets	1,962	1,693	1,600	1,680
Total cost of System Solutions net revenues	61,109	63,420	68,235	66,647
Services	7,550	7,043	6,361	8,177
Total cost of net revenues	68,659	70,463	74,596	74,824
Gross profit	42,624	47,430	51,105	55,666
Operating expenses:(1)				
Research and development	9,494	10,457	10,400	11,479
Sales and marketing	12,044	12,932	13,334	13,921
General and administrative	6,704	6,787	8,116	8,002
Amortization of purchased intangible assets	1,304	1,346	1,158	1,159
Total operating expenses	29,546	31,522	33,008	34,561
Operating income	13,078	15,908	18,097	21,105
Interest expense	(4,294)	(4,468)	(2,996)	(3,028)
Other income (expense), net	(200)	29	(6,142)	(360)
Income before income taxes	8,584	11,469	8,959	17,717
Provision for income taxes	2,747	2,662	2,424	5,657
Net Income attributable to common stockholders	$ 5,837	$ 8,807	$ 6,535	$ 12,060
Net income per common share—diluted	$ 0.10	$ 0.15	$ 0.10	$ 0.18

(1) Stock-based compensation included above:				
Cost of net revenues—System Solutions	$ —	$ —	$ 73	$ 114
Research and development	—	—	185	173
Sales and marketing	—	—	355	308
General and administrative	15	37	250	177
	$ 15	$ 37	$ 863	$ 772

(1) The Company adopted the fair value recognition and measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, effective May 1, 2005

using the modified-prospective transition method. For periods prior to May 1, 2005 the Company followed the intrinsic value recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25. For further information see Note 2 to the consolidated financial statements elsewhere in this Form 10-K. The portion of stock-based compensation allocated to each category of expenses for each period is presented above.

Quarterly Consolidated Statements of Operations for 2004

	Year Ended October 31, 2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data) (unaudited)			
Net revenues:				
System Solutions	$77,148	$78,554	$ 92,779	$ 96,158
Services	10,801	10,923	11,264	12,461
Total net revenues	87,949	89,477	104,043	108,619
Cost of net revenues:				
Cost of System Solutions net revenues excluding amortization of purchased core and developed technology assets	43,617	44,854	57,453	59,458
Amortization of purchased core and developed technology assets	2,994	2,468	2,264	2,018
Total cost of System Solutions net revenues	46,611	47,322	59,717	61,476
Services	6,989	5,947	6,027	7,548
Total cost of net revenues	53,600	53,269	65,744	69,024
Gross profit	34,349	36,208	38,299	39,595
Operating expenses:(1)				
Research and development	7,241	8,513	8,501	9,448
Sales and marketing	10,159	11,229	10,858	11,756
General and administrative	6,059	5,270	7,697	6,477
Amortization of purchased intangible assets	2,550	2,550	2,550	2,550
Total operating expenses	26,009	27,562	29,606	30,231
Operating income (loss)	8,340	8,646	8,693	9,364
Interest expense	(2,837)	(2,573)	(3,113)	(4,074)
Other expense, net	(308)	(464)	(11,043)	(54)
Income (loss) before income taxes	5,195	5,609	(5,463)	5,236
Provision (benefit) for income taxes	2,442	2,636	(2,568)	2,461
Net income (loss)	2,753	2,973	(2,895)	2,775
Accrued dividends on preferred stock	1,827	1,868	1,264	—
Net Income (loss) attributable to common stockholders	$ 926	$ 1,105	$ (4,159)	$ 2,775
Net income (loss) per common share—diluted	$ 0.02	$ 0.02	$ (0.08)	$ 0.05

(1) Stock-based compensation included above:				
Cost of net revenues—System Solutions	$ —	$ —	$ —	$ —
Research and development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	22	22	22	334
	$ 22	$ 22	$ 22	$ 334

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. To mitigate some of these risks, we utilize derivative financial instruments to hedge these exposures. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rates

We are exposed to interest rate risk related to our debt, which bears interest based upon the three-month LIBOR rate. We have reduced our exposure to interest rate fluctuations through the purchase of interest rate caps covering a portion of our variable rate debt. In July 2004, we purchased a two-year interest rate cap with a notional amount of $50.0 million under which we will receive interest payments if the three-month LIBOR rate exceeds 4%. In July 2004, we purchased one-year interest rate caps with combined notional amounts of $140.0 million under which we will receive interest payments if the three-month LIBOR rate exceeds 5%. The $140.0 million combined interest rate caps purchased in July 2004 expired in July 2005. In March 2005, we purchased a one-year interest rate cap with an effective date of July 2005 and a notional amount of $30.0 million under which we will receive interest payments if the three-month LIBOR rate exceeds 5%. At October 31, 2005, the three-month LIBOR rate was 4.24%. To date, we have not received any payments due to the interest rate caps in place. A 1% increase in the variable rate of interest on the currently outstanding debt under our secured credit facility would increase our annual interest expense by approximately $1.5 million.

Foreign Currency Risk

A substantial part of our business consists of sales made to customers outside the United States. A portion of the net revenues we receive from such sales is denominated in currencies other than the U.S. dollar. Additionally, portions of our costs of net revenues and our other operating expenses are incurred by our International operations and denominated in local currencies. While fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have not materially affected our results of operations historically, we cannot assure you that adverse currency exchange rate fluctuations will not have a material impact in the future. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, primarily inter-company balances which can be adversely affected by fluctuations in currency exchange rates. In certain periods, we have not hedged our exposure to these fluctuations. We have entered into foreign currency forward contracts and other arrangements intended to hedge our exposure to adverse fluctuations in exchange rates. As of October 31, 2005, our foreign currency risk pertaining to non-U.S. dollar denominated assets and liabilities primarily were a $2.3 million inter-company payable from our Australia subsidiary and a $1.0 million inter-company payable from our French subsidiary, both due to our principal U.S. operating subsidiary. As of October 31, 2005, we had no foreign currency forward contracts outstanding. Effective November 1, 2005, we have entered into foreign currency forward contracts to sell Australian dollars and Euros with notional amounts of $2.3 million and $1.0 million, respectively. If we chose not to enter into foreign currency forward contracts to hedge against these exposures and if the Euro and Australian dollar both were to devalue 5% to 10% against the U.S. dollar, results of operations would include a foreign exchange loss of $0.2 million to $0.3 million.

Hedging arrangements of this sort may not always be effective to protect our results of operations against currency exchange rate fluctuations, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we might suffer significant losses. For instance, in the years ended October 31, 2005 and 2004, we suffered foreign currency contract losses of $0.8 million and $2.2 million, respectively net of foreign currency transaction gains despite our hedging activities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
VeriFone Holdings, Inc.

We have audited the accompanying consolidated balance sheets of VeriFone Holdings, Inc. (and subsidiaries) as of October 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the three years in the period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VeriFone Holdings, Inc. (and subsidiaries) at October 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the Notes to Consolidated Financial Statements, under the heading Stock-Based Compensation, in fiscal 2005 VeriFone Holdings, Inc. changed its method of accounting for stock-based compensation.

San Francisco, California
December 16, 2005

/s/ Ernst & Young LLP

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PAR VALUE)

	October 31, 2005	October 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 65,065	$ 12,705
Marketable securities	16,769	—
Accounts receivable, net of allowances for doubtful accounts of $1,571 and $2,868	87,424	77,839
Inventories	35,520	32,113
Deferred and prepaid tax assets	11,467	4,548
Prepaid expenses and other current assets	9,368	9,208
Total current assets	225,613	136,413
Equipment and improvements, net	5,873	5,754
Purchased intangible assets, net	18,912	22,234
Goodwill	47,260	53,224
Deferred tax assets	17,705	11,508
Debt issuance costs, net	7,462	11,500
Other assets	6,546	4,986
Total assets	$ 329,371	$ 245,619
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable	$ 47,161	$ 43,702
Income taxes payable	8,746	13,749
Accrued compensation	12,576	11,652
Accrued warranty	4,371	2,651
Deferred revenue	17,542	14,152
Deferred tax liabilities	137	459
Accrued expenses	6,826	8,067
Other current liabilities	13,819	14,271
Current portion of long-term debt	1,994	2,308
Total current liabilities	113,172	111,011
Accrued warranty	872	1,144
Deferred revenue	6,835	5,872
Long-term debt, less current portion	180,812	259,879
Deferred tax liabilities	—	1,726
Other long-term liabilities	1,142	1,374
Commitments and contingencies		
Stockholders' equity (deficit):		
Voting Common Stock: $0.01 par value, 100,000 and 64,000 shares authorized at October 31, 2005 and 2004; 67,646 and 56,430 shares issued and outstanding as of October 31, 2005 and 2004	676	564
Nonvoting Common Stock: $0.01 par value, zero and 1,500 shares authorized as of October 31, 2005 and 2004; zero and 19 shares issued and outstanding as of October 31, 2005 and 2004	—	—
Preferred Stock: 10,000 and zero shares authorized as of October 31, 2005 and 2004; zero and zero shares issued and outstanding as of October 31, 2005 and 2004	—	—
Additional paid-in-capital	128,101	146
Deferred stock-based compensation	—	(146)
Accumulated deficit	(102,979)	(136,218)
Accumulated other comprehensive income	740	267
Total stockholders' equity (deficit)	26,538	(135,387)
Total liabilities and stockholders' equity (deficit)	$ 329,371	$ 245,619

See accompanying notes.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended October 31,		
	2005	2004	2003
Net revenues:			
System Solutions	$429,741	$344,639	$292,824
Services	55,626	45,449	46,507
Total net revenues	485,367	390,088	339,331
Cost of net revenues:			
System Solutions(1)	259,411	215,126	184,795
Services	29,131	26,511	29,644
Total cost of net revenues	288,542	241,637	214,439
Gross profit	196,825	148,451	124,892
Operating expenses:(1)			
Research and development	41,830	33,703	28,193
Sales and marketing	52,231	44,002	40,024
General and administrative	29,609	25,503	25,039
Amortization of purchased intangible assets	4,967	10,200	10,200
Total operating expenses	128,637	113,408	103,456
Operating income	68,188	35,043	21,436
Interest expense, net	(14,786)	(12,597)	(12,456)
Other income (expense), net	(6,673)	(11,869)	3,557
Income before income taxes	46,729	10,577	12,537
Provision for income taxes	13,490	4,971	12,296
Net income	33,239	5,606	241
Accrued dividends on preferred stock	—	4,959	6,916
Net income (loss) attributable to common stockholders	$ 33,239	$ 647	$ (6,675)
Net income (loss) per common share:			
Basic	$ 0.57	$ 0.01	$ (0.14)
Diluted	$ 0.54	$ 0.01	$ (0.14)
Weighted-average shares used in computing net income (loss) per common share:			
Basic	58,318	50,725	48,869
Diluted	61,460	56,588	48,869

(1) Stock-based compensation included above:

Cost of net revenues—System Solutions	$ 187	$ —	$ —
Research and development	358	—	—
Sales and marketing	663	—	—
General and administrative	479	400	81
	$ 1,687	$ 400	$ 81

See accompanying notes.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS)

	Common Stock				Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
	Voting		Non Voting						
	Shares	Amount	Shares	Amount					
Balance as of October 31, 2002	53,569	$536	—	$—	$ 234	$(234)	$ (34,451)	$ 1,256	$ (32,659)
Proceeds from issuance of common stock	730	7	5	—	42	—	—	—	49
Deferred stock-based compensation	—	—	—	—	195	(195)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	81	—	—	81
Comprehensive loss:									
Net income	—	—	—	—	—	—	241	—	241
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	(1,071)	(1,071)
Total comprehensive loss									(830)
Contribution of capital from Gores Technology Group	—	—	—	—	1,108	—	—	—	1,108
Reclassification of common stock that vested	—	—	—	—	26	—	—	—	26
Accrued dividends on preferred stock	—	—	—	—	(1,257)	—	(5,659)	—	(6,916)
Balance as of October 31, 2003	54,299	543	5	—	348	(348)	(39,869)	185	(39,141)
Proceeds from issuance of common stock	2,577	25	14	—	46	—	(25)	—	46
Repurchase of unvested restricted common stock	(446)	(4)	—	—	(11)	—	—	—	(15)
Reversal of unvested deferred stock-based compensation on restricted common stock repurchased	—	—	—	—	(139)	139	—	—	—
Dividends on common stock	—	—	—	—	—	—	(97,432)	—	(97,432)
Amortization of stock-based compensation	—	—	—	—	—	63	—	—	63
Stock-based compensation upon acceleration of vesting	—	—	—	—	337	—	—	—	337
Comprehensive Income:									
Net income	—	—	—	—	—	—	5,606	—	5,606
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	233	233
Unrecognized loss on interest rate hedges, net of tax	—	—	—	—	—	—	—	(151)	(151)
Total comprehensive income									5,688
Reclassification of common stock that vested	—	—	—	—	26	—	—	—	26
Accrued dividends on preferred stock	—	—	—	—	(461)	—	(4,498)	—	(4,959)
Balance as of October 31, 2004	56,430	564	19	—	146	(146)	(136,218)	267	(135,387)
Issuance of common stock, net of issuance costs	11,211	112	39	—	125,947	—	—	—	126,059
Conversion of nonvoting to voting common stock	58	—	(58)	—	—	—	—	—	—
Repurchase of unvested restricted common stock	(53)	—	—	—	—	—	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	52	—	—	52
Deferred stock-based compensation	—	—	—	—	442	(442)	—	—	—
Reversal of deferred stock-based compensation upon adoption of FAS 123(R)	—	—	—	—	(536)	536	—	—	—
Stock-based compensation under FAS123(R) (including tax benefit of $441)	—	—	—	—	2,076	—	—	—	2,076
Comprehensive Income:									
Net Income	—	—	—	—	—	—	33,239	—	33,239
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	341	341
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	—	(2)	(2)
Unrecognized gain on interest rate hedges, net of tax	—	—	—	—	—	—	—	134	134
Total comprehensive income									33,712
Reclassification of common stock that vested	—	—	—	—	26	—	—	—	26
Balance as of October 31, 2005	67,646	$676	—	$—	$128,101	$ —	$(102,979)	$ 740	$ 26,538

See accompanying notes.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended October 31,		
	2005	2004	2003
Cash flows from operating activities			
Net income	$ 33,239	$ 5,606	$ 241
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of purchased intangibles	11,902	19,945	24,348
Depreciation and amortization of equipment and improvements	3,691	2,451	1,333
Amortization of capitalized software	1,173	698	108
Amortization of interest rate caps	109	15	—
Accretion of debt discount	—	295	388
Accretion of marketable securities discount	(17)	—	—
Amortization of debt issuance costs	1,150	945	1,010
Stock-based compensation	1,687	400	81
Non-cash portion of loss on debt extinguishment	2,898	8,385	—
Changes in operating assets and liabilities:			
Accounts receivable	(8,817)	(7,721)	(8,419)
Inventories	(3,407)	8,544	(414)
Deferred tax assets	(9,853)	(9,821)	1,038
Prepaid expenses and other current assets	(269)	(1,508)	(1,038)
Other assets	(1,118)	1,543	1,183
Accounts payable	3,227	2,459	(3,198)
Income taxes payable	2,403	647	1,365
Accrued compensation	838	665	(227)
Accrued warranty	1,448	(766)	(1,998)
Deferred revenue	3,464	5,500	(3,883)
Deferred tax liabilities	(2,047)	1,724	93
Accrued expenses and other liabilities	(1,101)	(6,789)	(2,239)
Net cash provided by operating activities	40,600	33,217	9,772
Cash flows from investing activities			
Software development costs capitalized	(863)	(2,555)	(1,955)
Purchase of equipment and improvements	(3,121)	(2,430)	(2,196)
Purchases of marketable securities	(23,952)	—	—
Sales and maturities of marketable securities	7,200	—	—
Purchase of other assets	(863)	(288)	—
Acquisition of business, net of cash and cash equivalents acquired	(13,405)	—	(6,261)
Net cash used in investing activities	(35,004)	(5,273)	(10,412)

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(IN THOUSANDS)

	Years Ended October 31,		
	2005	2004	2003
Cash flows from financing activities			
Proceeds from revolving promissory notes payable and revolver	19,680	192,431	240,500
Repayments of revolving promissory notes payable and revolver	(19,680)	(209,643)	(233,250)
Proceeds from long-term debt	—	250,102	—
Repayment of long-term debt	(78,972)	(10,475)	(5,000)
Repayments of capital leases	(409)	(396)	(237)
Repayment of promissory notes payable to stockholders	—	(60,000)	—
Repurchase of preferred stock	—	(86,169)	—
Payment of common stock dividend	—	(97,432)	
Proceeds from issuance of common stock	136,950	—	—
Payment of IPO and follow-on offering costs	(11,444)	—	—
Proceeds from exercises of stock options and other	753	46	49
Repurchase of common stock	—	(15)	—
Contribution of capital from Gores Technology Group	—	—	1,108
Net cash provided by (used in) financing activities	46,878	(21,551)	3,170
Effect of foreign currency exchange rate changes on cash	(114)	435	307
Net increase in cash and cash equivalents	52,360	6,828	2,837
Cash and cash equivalents, beginning of year	12,705	5,877	3,040
Cash and cash equivalents, end of year	$ 65,065	$ 12,705	$ 5,877
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 14,843	$ 12,433	$ 10,454
Cash paid for taxes	$ 22,350	$ 12,182	$ 12,268
Schedule of noncash transactions			
Accrued dividends on preferred stock	$ —	$ 4,959	$ 6,916
Issuance of common stock for IPO services	$ 1,250	$ —	$ —
Issuance of common stock for acquisition services	$ 250	$ —	$ —
Equipment purchased under capital leases	$ —	$ 377	$ 414

See accompanying notes.

1. Description of the Business and Basis of Presentation

VeriFone Holdings, Inc. ("VeriFone" or the "Company") was incorporated in the state of Delaware on June 13, 2002 in order to acquire VeriFone, Inc. on July 1, 2002 as more fully described in Note 3. Prior to the Company's initial public offering on May 4, 2005, VeriFone was majority owned by GTCR Fund VII, L.P., an equity fund managed by GTCR Golder Rauner, LLC ("GTCR"), a private equity firm. As of October 31, 2005, equity funds managed by GTCR owned approximately 36.9% of the outstanding common stock of the Company. VeriFone designs, markets, and services transaction automation systems that enable secure electronic payments among consumers, merchants, and financial institutions.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Revenue Recognition

The Company's revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations, including the requirements of Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), *Revenue Arrangements with Multiple Deliverables,* Statement of Position 97-2 ("SOP 97-2"), *Software Revenue Recognition*, Statement of Position 81-1 ("SOP 81-1") *Accounting for Performance of Construction-Type and Certain Production Type Contracts,* Staff Accounting Bulletin No. 104 ("SAB 104"), *Revenue Recognition,* and other applicable revenue recognition guidance and interpretations.

The Company records revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured. Cash received in advance of revenue recognition is recorded as deferred revenue.

Net revenues from System Solutions sales to end-users, resellers, value added resellers and distributors are predominately recognized upon shipment of the product. End-users, resellers, value added resellers and distributors generally have no rights of return, stock rotation rights or price protection.

The Company's System Solutions sales include software that is incidental to the electronic payment devices and services included in its sales arrangements.

The Company enters revenue arrangements for individual products or services. As a System Solutions provider, the Company's sales arrangements often include support services in addition to electronic payment devices ("multiple deliverables"). These services may include installation, training, consulting, customer support and/or refurbishment arrangements.

Revenue arrangements with multiple deliverables are evaluated to determine if the deliverables (items) can be divided into more than one unit of accounting. An item can generally be considered a separate unit of accounting if all of the following criteria are met:

- The delivered item(s) has value to the customer on a standalone basis;
- There is objective and reliable evidence of the fair value of the undelivered item(s); and
- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company.

Items which do not meet these criteria are combined into a single unit of accounting. If there is objective and reliable evidence of fair value for all units of accounting, the arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered item(s), the residual method is used to allocate the arrangement consideration. In cases in which there is not objective and reliable evidence of the fair value(s) of the undelivered item(s), the Company defers all revenue for the arrangement until the period in which the last item is delivered.

For revenue arrangements with multiple deliverables, upon shipment of its electronic payment devices, the Company has fair value for all remaining undelivered elements and recognizes the residual amount within the arrangement as revenue for the delivered items as prescribed in EITF 00-21. Revenues for the Company's arrangements that include multiple elements are allocated to each undelivered element based on the fair value of each element. Fair value is determined based on the price charged when each element is sold separately and/or the price charged by third parties for similar services.

Net revenues from services such as customer support are initially deferred and then recognized on a straight-line basis over the term of the contract. Net revenues from services such as installations, equipment repairs, refurbishment arrangements, training and consulting are recognized as the services are rendered.

For software development contracts, the Company recognizes revenue using the completed contracts method as its basic accounting policy pursuant to SOP 81-1. During the period of performance of such contracts, billings and costs are accumulated on the balance sheet, but no profit is recorded before completion or substantial completion of the work. The Company uses customers' acceptance of such products as the specific criteria to determine when such contracts are substantially completed. Provisions for losses on software development contracts are recorded in the period they become evident.

In addition, the Company sells products to leasing companies that, in turn, lease these products to end-users. In transactions where the leasing companies have no recourse to the Company in the event of default by the end-user, the Company recognizes revenue at the point of shipment or point of delivery, depending on the shipping terms and if all the other revenue recognition criteria have been met. In arrangements where the leasing companies have substantive recourse to the Company in the event of default by the end-user, the Company recognizes both the product revenue and the related cost of the product as the payments are made to the leasing company by the end-user, generally ratably over the lease term.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, with resulting foreign currency translation adjustments recorded as other comprehensive income in the accompanying consolidated statements of changes in stockholders' deficit and comprehensive income (loss). Revenue and expense amounts are translated at average rates during the period. Where the U.S. dollar is the functional currency, translation adjustments are recorded in other income (expense), net in the accompanying consolidated statements of operations.

Gains and losses realized from transactions, including intercompany balances not considered as permanent investment, and denominated in currencies other than an entity's functional currency are included in other income (expense), net in the accompanying consolidated statements of operations.

Concentrations of Credit Risk

Cash is placed on deposit in major financial institutions in the United States and other countries. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

The Company invests excess cash not required for use in operations primarily in high credit quality securities that the Company believes bear minimal risk. These investments are of a short-term nature and include investments in money market funds and auction rate and corporate debt securities. The Company has reflected the duration of auction rate securties (ARS) based on their reset feature. Rates on these securities typically reset every 7, 28 or 35 days. The underlying security of auction rate securities have a final maturity extending 15 to 30 years or more. The Company has not experienced any losses due to institutional failure or bankruptcy.

VeriFone's accounts receivable are derived from sales to a large number of direct customers, resellers, and distributors in the Americas, Europe, and the Asia Pacific region. VeriFone performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral.

An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection using specific identification of doubtful accounts and an aging of receivables analysis based on invoice due dates. Actual collection losses may differ from management's estimates, and such differences could be material to the consolidated financial position, results of operations and cash flows. Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted and recoveries are recognized when they are received. Generally, accounts receivable are past due after 30 days of an invoice date unless special payment terms are provided.

In the years ended October 31, 2005, 2004 and 2003, one customer, First Data and Affiliates, accounted for 12%, 17% and 15% of net revenues, respectively. At October 31, 2005 and 2004, one customer, First Data and Affiliates, accounted for 13% and 22% of accounts receivable, respectively. No other customer accounted for 10% or more of net revenues for all periods presented or accounted for 10% or more of accounts receivable at October 31, 2005 and 2004.

The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign currency exchange contracts used to mitigate the effect of exchange rate changes and interest rate caps used to mitigate the effect of interest rate changes. These counterparties are large international financial institutions and to date, no such counterparty has failed to meet its financial obligations to the Company. The Company does not anticipate nonperformance by these counterparties.

Besides those noted above, the Company has no other off-balance-sheet concentrations of credit risk, such as option contracts or other derivative arrangements at October 31, 2005 and 2004.

Contract Manufacturing

The Company outsources the manufacturing of its products to contract manufacturers with facilities in China, Mexico, Singapore, and Brazil. The Company also utilizes a third-party service provider in the United States for its equipment repair service.

Fair Value of Financial Instruments

Financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, long-term debt, foreign currency exchange contracts and interest rate caps. The estimated fair value of these instruments approximates their carrying value due to the short period of time to their maturities and the floating rate of interest on long-term debt. The fair value of foreign currency exchange contracts and interest rate caps are based on quotes from brokers using market prices for those or similar instruments.

Derivative Financial Instruments

The Company uses foreign currency forward contracts, to hedge certain existing and anticipated foreign currency denominated transactions. The terms of foreign currency forward contracts used are generally consistent with the timing of the foreign currency transactions. Under its foreign currency risk management strategy, the Company utilizes derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. This financial exposure is monitored and managed by the Company as an integral part of its overall risk management program which focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results. The Company also enters into interest rate caps in managing its interest rate risk on its variable rate secured credit facility.

The Company records derivatives, namely foreign currency contracts and interest rate caps, on the balance sheet at fair value. Changes in the fair value of derivatives which do not qualify or are not effective as hedges are recognized currently in earnings. The Company does not use derivative financial instruments for speculative or trading purposes, nor does it hold or issue leveraged derivative financial instruments.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flow or hedged items. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is designated as a hedge, and changes in fair value of the instrument are recognized in net income. One derivative instrument relating to an interest rate cap became ineffective, resulting in an immaterial charge for the year ended October 31, 2005.

The Company's international sales are primarily denominated in U.S. dollars. For foreign currency denominated sales, however, the volatility of the foreign currency markets represents risk to the Company's margins. The Company defines its exposure as the risk of changes in the functional-currency-equivalent cash flows (generally U.S. dollars) attributable to changes in the related foreign currency exchange rates. In fiscal years 2005 and 2004, the Company entered into certain transactions with foreign currency contracts with critical terms designed to match those of the underlying exposure. The Company did not qualify these foreign forward currency contracts as hedging instruments and, as such, records the changes in the fair value of these derivatives immediately in other income (expense), net in the Company's accompanying consolidated statements of operations. As of October 31, 2005, the Company did not have any outstanding foreign currency forward contracts. The Company's foreign currency forward contracts have generally had original maturities of 35 days or less. The gains or losses on foreign currency forward contracts are recorded in other income (expense), net in the accompanying consolidated statements of operations.

The Company is exposed to interest rate risk related to its debt, which bears interest based upon the LIBOR rate. On June 30, 2004, the Company entered into a secured credit facility (the "Credit Facility") with a syndicate of financial institutions, led by Banc of America Securities and Credit Suisse First Boston. Under the Credit Facility, the Company is required to fix the interest rate-through swaps, rate caps, collars and similar agreements with respect to at least 30% of the outstanding principal amount of all loans and other indebtedness that have floating interest rates. This interest rate protection must extend through June 30, 2006. In July 2004, the Company purchased a two-year interest rate cap for $285,000 with a notional amount of $50 million under which the Company will receive interest payments if the three-month LIBOR rate exceeds 4%. In July 2004, the Company also purchased one-year interest rate caps for a total of $45,000, with combined notional amounts of $140 million, under which the Company would have received payments to the extent that the three-month LIBOR rate exceeded 5%. The $140 million combined interest rate caps expired in July of 2005. In March 2005, the Company purchased a one-year interest rate cap for $29,000 with an effective date of July 2005 and a notional amount of $30 million, under which the Company will receive payments to the extent the three-month LIBOR rate exceeds 5%.

The two remaining interest rate caps were recorded in prepaid expenses and other current assets in the consolidated balance sheet and are being amortized as interest expense over the life of the caps. Since July 2004, the Company has not received any interest payments to date, as three-month LIBOR has remained under 4% until the rate increased to 4.24% on the Credit Facility effective October 31, 2005.

The interest rate caps were designated as cash flow hedges and are recorded at fair value. The fair value of the interest rate caps as of October 31, 2005 was $208,000 which was recorded in prepaid expenses and other current assets in the consolidated balance sheet, with the related $28,000 unrealized loss recorded as a component of accumulated other comprehensive income, net of $11,000 tax benefit. The fair value of the interest rate caps as of October 31, 2004 was $69,000 which was recorded in prepaid expenses and other current assets in the consolidated balance sheet, with the related $247,000 unrealized loss recorded as a component of accumulated other comprehensive income, net of $96,000 tax benefit.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and other highly liquid investments with maturities of three months or less when purchased.

Marketable Securities

As of October 31, 2005, the Company classified its marketable securities as available-for-sale in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income, which is a separate component of stockholders' equity (deficit), net of tax, in the accompanying consolidated balance sheets. The amortization of premiums and discounts on the investments and realized gains and losses, determined by specific identification based on the trade date of the transactions, are recorded in other income (expense), net in the accompanying consolidated statements of operations.

Debt Issuance Costs

Debt issuance costs are stated at cost, net of accumulated amortization. Amortization expense is calculated using the effective interest method and recorded in interest expense in the accompanying consolidated statements of operations.

Inventories

Inventories are stated at the lower of standard cost or market. Standard costs approximate the first-in, first-out ("FIFO") method. The Company regularly monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based primarily on the Company's estimated forecast of product demand and production requirements. Such write-downs establish a new cost-basis of accounting for the related inventory. Actual inventory losses may differ from management's estimates.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in cost of net revenue in the accompanying consolidated statements of operations.

Warranty Costs

The Company accrues for estimated warranty obligations when revenue is recognized based on an estimate of future warranty costs for delivered products. Such estimates are based on historical experience and expectations of future costs. The Company periodically evaluates and adjusts the accrued warranty costs to the extent actual warranty costs vary from the original estimates. The Company's warranty period typically extends from 13 months to five years from the date of shipment. Costs associated with maintenance contracts, including extended warranty contracts, are expensed when they are incurred. Actual warranty costs may differ from management's estimates.

Research and Development Costs

Research and development costs are expensed as incurred. Costs eligible for capitalization under SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, were $0.9 million, $2.6 million and $2.0 million for the years ended October 31, 2005, 2004 and 2003, respectively. Capitalized software development costs of $5.5 million and $4.6 million at October 31, 2005 and 2004, respectively, are being amortized on a straight-line basis over the estimated life of the product to which the costs relate, ranging from three to five years. These costs, net of accumulated amortization of $2.0 million and $806,000 as of October 31, 2005 and 2004, respectively, are recorded in other assets in the accompanying consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred and totaled approximately $211,000, $161,000 and $136,000 for the years ended October 31, 2005, 2004 and 2003, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is expected to be realized on a more likely than not basis.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from results of operations. Specifically, foreign currency translation adjustments, changes in the fair value of derivatives designated as hedges and unrealized gains and losses on available-for-sale marketable securities are included in accumulated other comprehensive income in the accompanying consolidated statements of changes in stockholders' deficit and comprehensive income (loss).

Equipment and Improvements

Equipment and improvements are stated at cost, net of accumulated depreciation and amortization. Equipment and improvements are depreciated on a straight-line basis over the estimated useful lives of the assets, generally two to seven years. The cost of equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the assets and is amortized on a straight-line basis over the shorter of the term of the related lease or the estimated useful life of the asset. Amortization of assets under capital leases is included with depreciation expense.

Goodwill and Other Purchased Intangible Assets

Goodwill and other purchased intangible assets have been recorded as a result of the Company's acquisitions. Goodwill is not amortized for book purposes but is amortizable for tax purposes over 15 years. Goodwill is subject to an annual impairment test. Other intangible assets are amortized over their estimated useful lives, generally 1.5 to five years.

The Company is required to perform an annual impairment test of goodwill and indefinite-lived intangible assets. Should certain events or indicators of impairment occur between annual impairment tests, the Company performs the impairment test of goodwill and indefinite-lived intangible assets at that date. In the first step of the analysis, the Company's assets and liabilities, including existing goodwill and other intangible assets, are assigned to these identified reporting units to determine their carrying value. Based on how the business is managed, the Company has five reporting units. Goodwill was allocated to the reporting units based on their relative contributions to the Company's operating results. If the carrying value of a reporting unit is in excess of its fair value, an impairment may exist, and the Company must perform the second step of comparing the implied fair value of the goodwill to its carrying value to determine the impairment charge. Through October 31, 2005, no impairment charge has been required.

The fair value of the reporting units is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment.

Accounting for Impairment of Long-Lived Assets

The Company periodically evaluates whether changes have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows. In fiscal 2005, the Company identified a fixed asset that no longer had utility and recorded an impairment charge in its North America segment of $1.0 million, which included $0.5 million of net book value and an additional $0.5 million of required maintenance payments. The write-off is included in cost of goods sold.

Stock-Based Compensation

Prior to May 1, 2005, the Company accounted for stock-based employee compensation plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations as permitted by Statement of Financial Accounting Standard ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). The intrinsic value of stock-based compensation recorded by the Company was $52,000, $400,000 and $81,000 for the years ended October 31, 2005, 2004 and 2003, respectively.

Effective May 1, 2005, the Company adopted the fair value recognition and measurement provisions of SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The Company elected to adopt the modified-prospective-transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, the Company is required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of May 1, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the accompanying consolidated statements of cash flows. SFAS 123(R) requires the cash flows resulting from the tax benefits due to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

The application of SFAS 123(R) had the following effect on reported amounts relative to amounts that would have been reported using the intrinsic value method under APB No. 25 for the year ended October 31, 2005 (amounts in thousands, except per share data):

	Following APB 25	After Effect of Adopting 123(R)
Operating income before income taxes	$60,600	$68,188
Income before income taxes	39,141	46,729
Net income	28,079	33,239
Net income per common share		
Basic	$ 0.48	$ 0.57
Diluted	0.46	0.54
Net cash provided by operating activities	$41,482	$41,041
Net cash provided by financing activities	45,996	46,437

Pro forma information regarding net income and net income per share has been determined as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock option plans in all periods presented prior to the Company's adopting SFAS 123(R) on May 1, 2005. The fair value of each stock option and stock purchase right was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended October 31,		
	2005	2004	2003
Expected life of the options	4 years	2 years	4 years
Risk-free interest rate	4.3%	3.3%	2.8%
Expected stock price volatility	58%	80%	80%
Expected dividend yield	0.0%	0.0%	0.0%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods using the straight-line method. The Company's pro forma information is as follows (in thousands, except per share data):

	Years Ended October 31,		
	2005	2004	2003
Net income (loss) attributable to common stockholders—as reported	$33,239	$ 647	$(6,675)
Plus: stock-based employee compensation expense included in reported net income (loss) attributable to common stockholders	1,687	400	81
Less: total stock-based employee compensation expense determined under fair value based method for all awards	(1,935)	(763)	(114)
Net income (loss) attributable to common stockholders—pro forma	$32,991	$ 284	$(6,708)
Basic net income (loss) per common share—as reported	$ 0.57	$ 0.01	$ (0.14)
Basic net income (loss) per common share—pro forma	$ 0.57	$ 0.01	$ (0.14)
Diluted net income (loss) per common share—as reported	$ 0.54	$ 0.01	$ (0.14)
Diluted net income (loss) per common share—pro forma	$ 0.54	$ 0.01	$ (0.14)

At October 31, 2005, the Company had four share-based compensation plans, which are described in Note 8. The compensation cost that has been charged to operations for those plans pursuant to SFAS 123(R) was $1.6 million for the year ended October 31, 2005. The total deferred tax benefit recognized in the statement of operations for share-based compensation arrangements pursuant to SFAS 123(R) was $548,000 for the year ended October 31, 2005.

Reclassifications

Certain prior year figures have been reclassified to conform to the October 31, 2005 presentation.

Net Income (Loss) Per Share

Basic net income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period less the weighted average number of shares subject to a purchase. The diluted net income (loss) per common share data is computed using the weighted average number of common shares outstanding plus the effect of common stock equivalents, unless the common stock equivalents are antidilutive.

Segment Reporting

The Company maintains two operating segments, North America, consisting of U.S. and Canada, and International.

Recent Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4* ("SFAS 151"). SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on the Company's consolidated resulting operations, financial position or cash flows.

Effective May 1, 2005, the Company early adopted the fair value recognition and measurement provisions of SFAS 123(R), which is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. The Company elected to adopt the modified-prospective-transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, the Company is required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of May 1, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

3. Acquisitions

On July 1, 2002, the Company acquired all of the outstanding common stock of VeriFone, Inc. from VeriFone Holding Corp., a wholly owned subsidiary of Gores Technology Group ("Gores"). The consideration paid to acquire VeriFone, Inc. was cash and 6,882,354 shares of common stock of the Company. As a result, the Company effectively acquired 88% of the common stock of VeriFone, Inc. and Gores effectively retained a 12% ownership interest. The Company's results of operations include the results of operations of VeriFone, Inc. subsequent to July 1, 2002. The transaction was accounted for under the purchase method of accounting.

On March 1, 2005, the Company acquired the assets of the GO Software business from Return on Investment Corporation for approximately $13.4 million in consideration, consisting of cash and transaction costs. The Company paid $13.0 million in cash and will pay up to $2.0 million in contingent consideration, based on the future business performance of GO Software through June 2006. GO Software provides PC-based point of sale payment processing software to more than 150,000 businesses. The Company acquired the assets of GO Software to broaden the Company's presence at the point of sale beyond its core solutions. The Company's consolidated financial statements include the operating results of the business acquired from the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material. This transaction was accounted for under the purchase method of accounting.

The total purchase price of $13.4 million was allocated to our North America segment as follows: $4.7 million to goodwill, $8.6 million to intangible assets comprised of developed technology of $4.5 million and customer relationships of $4.1 million and $0.1 million to net tangible assets acquired. With respect to the GO Software acquisition, the weighted average amortization period for developed technology and customer relationships was 2.5 years. The Company accrued in the purchase price allocation $313,000 of restructuring costs related to the integration of GO Software's Savannah helpdesk facility with the Company's helpdesk facility in Clearwater, Florida, of which $229,000 has been paid as of October 31, 2005.

The most significant adjustments to the historical carrying amounts of tangible assets acquired and liabilities assumed in the acquisitions above were inventories (an increase of $10.1 million), deferred revenues (a decrease of $3.8 million), and equipment and improvements (an increase of $3.3 million). The consolidated statement of operations effect of these items collectively reduced pretax income by approximately $1.2 million, $1.3 million and $2.4 million for the years ended October 31, 2005, 2004 and 2003, consisting of the following (in thousands):

	Years Ended October 31,		
	2005	2004	2003
Equipment and improvements	$ 517	$ 753	$ 843
Deferred revenue	700	519	1,561
	$1,217	$1,272	$2,404

4. Marketable Securities

Marketable securities consist of the following (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. corporate securities	$ 4,771	$—	$ (2)	$ 4,769
Auction rate securities	12,000	—	—	12,000
	$16,771	$—	$ (2)	$16,769

As of October 31, 2005, the decline in value of the Company's marketable securities is primarily related to changes in interest rates and is considered to be temporary in nature. For the purposes of determining gross realized gains and losses, the cost of securities is based upon specific identification. In the table above, the Company has reflected the duration of auction rate securities (ARS) based on their reset feature. Rates on these securities typically reset every 7, 28 or 35 days. The underlying security in these investments has a final maturity extending 15-30 years or more.

5. Balance Sheet and Statement of Operations Details

Allowance for Doubtful Accounts

Activity related to allowance for doubtful accounts consisted of the following (in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions-Write-offs	Balance at End of Year
Year ended October 31, 2005	$2,868	$ (675)	$ (622)	$1,571
Year ended October 31, 2004	$4,268	$(1,442)	$ 42	$2,868
Year ended October 31, 2003	$6,464	$ 1,627	$(3,823)	$4,268

Inventories

Inventories consisted of the following (in thousands):

	October 31, 2005	October 31, 2004
Raw materials	$ 6,165	$ 6,104
Work-in-process	1,133	2,143
Finished goods	28,222	23,866
	$35,520	$32,113

Equipment and Improvements

Equipment and improvements consisted of the following (in thousands):

	October 31, 2005	October 31, 2004
Computer hardware and software	$ 3,525	$ 3,759
Office equipment, furniture and fixtures	1,407	1,447
Machinery and equipment	3,086	1,687
Leasehold improvements	4,738	2,975
	12,756	9,868
Accumulated depreciation and amortization	(6,883)	(4,114)
	$ 5,873	$ 5,754

At October 31, 2005 and 2004, equipment amounting to $1,336,000 was capitalized under capital leases. Related accumulated amortization at October 31, 2005 and 2004 amounted to $1,092,000 and $676,000, respectively.

Purchased Intangible Assets

Purchased intangible assets subject to amortization consisted of the following (in thousands):

	Gross Carrying Amount			Accumulated Amortization			Net	
	October 31, 2004	Additions	October 31, 2005	October 31, 2004	Additions	October 31, 2005	October 31, 2005	October 31, 2004
Developed technology	$26,304	$4,500	$30,804	$(21,831)	$ (4,048)	$(25,879)	$ 4,925	$ 4,473
Core technology	14,442	—	14,442	(6,741)	(2,888)	(9,629)	4,813	7,701
Trade name	22,225	—	22,225	(12,165)	(4,237)	(16,402)	5,823	10,060
Customer relationships	11,634	4,080	15,714	(11,634)	(729)	(12,363)	3,351	—
	$74,605	$8,580	$83,185	$(52,371)	$(11,902)	$(64,273)	$18,912	$22,234

Amortization of purchased intangibles was allocated as follows (in thousands):

	Years Ended October 31, 2005	2004	2003
Included in cost of net revenues	$ 6,935	$ 9,745	$14,148
Included in operating expenses	4,967	10,200	10,200
	$11,902	$19,945	$24,348

Estimated amortization expense as of October 31 is as follows (in thousands):

Fiscal Year	Cost of Revenues	Operating Expenses	Total
2006	$5,154	$4,633	$ 9,787
2007	3,217	3,370	6,587
2008	846	754	1,600
2009	526	312	838
2010	—	100	100
	$9,743	$9,169	$18,912

Goodwill

Activity related to goodwill consisted of the following (in thousands):

	Years Ended October 31,	
	2005	2004
Balance, beginning of year	$ 53,224	$54,449
Additions related to the asset acquisition of GO Software	4,705	—
Resolution of tax contingencies and adjustments to tax reserves and valuation allowances established in purchase accounting	(10,669)	(1,225)
Balance, end of year	$ 47,260	$53,224

During fiscal 2005, the Company recorded a reversal of goodwill of approximately $6.9 million related to the favorable resolution of pre-acquisition tax contingencies and $3.8 million due to adjustments to tax reserves and valuation allowances established in purchase accounting.

Warranty

Activity related to warranty consisted of the following (in thousands):

	Years Ended October 31,	
	2005	2004
Balance, beginning of year	$ 3,795	$ 4,561
Warranty charged to cost of net revenues	4,503	2,124
Utilization of warranty	(4,378)	(2,865)
Changes in estimates	1,323	(25)
Balance, end of year	$ 5,243	$ 3,795

Other Income (Expense), Net

Other income (expense), net consisted of the following (in thousands):

	Years Ended October 31,		
	2005	2004	2003
Loss on debt extinguishment and debt repricing fee	$(5,630)	$ (9,810)	$ —
Refund of foreign unclaimed pension benefits	—	—	2,820
Foreign currency transaction gains	428	252	1,246
Foreign currency contract losses	(1,227)	(2,425)	(1,145)
Other	(244)	114	636
	$(6,673)	$(11,869)	$ 3,557

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consisted of the following (in thousands):

	October 31, 2005	October 31, 2004
Foreign currency translation adjustments, net of tax of $834 and $535	$759	$ 418
Unrecognized loss on interest rate hedges, net of tax of $11 and $96	(17)	(151)
Unrealized loss on marketable securities, net of tax	(2)	—
	$740	$ 267

Income tax expense allocated to the components of accumulated other comprehensive income consisted of the following (in thousands):

	Years Ended October 31, 2005	2004	2003
Foreign currency translation adjustments	$299	$160	$375
Unrealized gains (losses) on interest rate hedges	85	(96)	—
	$384	$ 64	$375

6. Financing

The Company's financings consisted of the following (in thousands):

	October 31, 2005	October 31, 2004
Secured credit facility		
Revolver	$ —	$ —
Term B loan	182,553	189,525
Second lien loan	—	72,000
Capital leases	253	662
	182,806	262,187
Less current portion	(1,994)	(2,308)
	$180,812	$259,879

Secured Credit Facility

On June 30, 2004, the Company entered into a secured credit facility (the "Credit Facility") with a syndicate of financial institutions, led by Banc of America Securities and Credit Suisse First Boston. The Credit Facility consists of a Revolver permitting borrowings up to $30 million, a Term B Loan of $190 million, and a Second Lien Loan of $72 million. The Credit Facility is guaranteed by the Company and its subsidiaries and is secured by collateral including substantially all of the Company's assets and stock of the Company's subsidiaries. As of October 31, 2005 and 2004, the interest rate on the Term B Loan was 6.24% and 4.63%, respectively. As of October 31, 2004, the interest rate on the Second Lien Loan was 8.13%. For the year ended October 31, 2005 and the period from June 30, 2004 to October 31, 2004 the weighted average interest rate on the Credit Facility was 5.72% and 5.08%, respectively. The Company also pays a commitment fee on the unused portion of the Revolver under its Credit Facility at a rate that varies between 0.375% and 0.5% per annum depending upon its consolidated total leverage ratio.

At the Company's option, the Revolver bears interest at a range of 1.75% to 2.75% over the three-month LIBOR rate, which was 4.24% and 2.13% at October 31, 2005 and October 31, 2004, depending upon the Company's leverage ratio as defined in the Credit Facility Agreement, or 1.50% over the lender's base rate, which was 6.75% and 4.75% at October 31, 2005 and October 31, 2004, respectively. The entire $30 million Revolver was available for borrowing to meet short-term working capital requirements at October 31, 2005 and October 31, 2004. At the Company's option, borrowings on the Term B Loan bear interest at a rate of either 2.0% (2.5% prior to May 4, 2005) over the three-month LIBOR or 1.0% (1.5% prior to May 4, 2005) over the lender's base rate. Interest payments are due monthly, bi-monthly, quarterly or bi-quarterly at the Company's option. The lender's base rate is the greater of the Fed Funds rate plus 50 basis points or the Bank of America prime rate. The respective maturity dates on the components of the Credit Facility are June 30, 2009 and June 30, 2011 for the Revolver and Term B Loan. Payments on the Term B Loan are due in equal quarterly installments of $462,000 over the seven-year term on the last day of the second month of each quarter.

On May 4, 2005, the Company used a portion of the net proceeds that it received from its initial public offering to repay in full the Second Lien Loan and to pay a prepayment premium of $2.2 million. During the year ended October 31, 2005, the Company also prepaid $5.0 million of the principal balance on the Term B Loan. The Company recorded a loss on debt extinguishment of $5.1 million, including the $2.2 million prepayment premium and $2.9 million of unamortized debt issuance costs, in other income (expense), net on the condensed consolidated statements of operations in the year ended October 31, 2005.

The Company used the proceeds from the June 2004 Credit Facility to i) repay all amounts outstanding under the existing Term and Revolving Notes Payable Facility and certain promissory notes payable to stockholders, ii) redeem all outstanding Preferred Stock, and iii) pay a dividend to common stockholders. The Company recorded a loss of $9.8 million in the year ended October 31, 2004, on early extinguishment of this debt which was recorded in other income (expense), net in the consolidated statements of operations. Included as part of the loss on debt extinguishment were the unamortized debt discount of $7.8 million on promissory notes payable to stockholders and an early termination fee of $1.2 million paid to the holders on such notes.

The terms of the Credit Facility require the Company to comply with financial covenants, including maintaining leverage, and fixed charge coverage ratios, obtaining protection against fluctuation in interest rates, and limits on capital expenditure levels at the end of each fiscal quarter. As of October 31, 2005, the Company was required to maintain a senior leverage ratio of not greater than 3.00 to 1.0, a maximum leverage ratio of not greater than 4.50 to 1.0 and a fixed charge ratio of at least 2.0 to 1.0. Some of the financial covenants become more restrictive over the term of the Credit Facility. Noncompliance with any of the financial covenants without cure or waiver would constitute an event of default under the Credit Facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving Credit Facility. The Credit Facility contains nonfinancial covenants that restrict some of the Company's activities, including, its ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates. The terms of the Credit Facility permit prepayments of principal and require prepayments of principal upon the ocurrence of certain events including among others, the receipt of proceeds from the sale of assets, the receipt of excess cash flow as defined, and the receipt of proceeds of certain debt issuances. The Credit Facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties. The Company was in compliance with its financial and nonfinancial covenants as of October 31, 2005 and October 31, 2004.

On March 23, 2005, the Company executed the first amendment to its Credit Facility that became effective upon closing of the Company's initial public offering on May 4, 2005. Prior to the amendment, borrowings on the Term B Loan bore interest at a rate of either 2.50% over the three-month LIBOR or

1.50% over the lender's base rate. Subsequent to the amendment, at the Company's option, borrowings on the Term B Loan bear interest at a rate of either 2.00% over the three-month LIBOR or 1.00% over the lender's base rate. On September 7, 2005, the Company executed the second amendment to its Credit Facility. Under the terms of the second amendment, the Company is no longer required to make a mandatory payment of 50% of the proceeds that it receives from a public equity offering. These amendments also relaxed certain of the financial and non-financial covenants.

These amendments do not represent significant modifications in accordance with EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*. The Company paid approximately $0.6 million in fees in connection with the amendments, which was recorded in other income (expense), net in the accompanying consolidated statements of operations for the year ended October 31, 2005

Capital Leases

The Company leases certain equipment under capital leases. Payments due under capital leases as of October 31, 2005, are as follows (in thousands):

Twelve months ending October 31:	
2006	$ 155
2007	60
2008	39
2009	15
2010	—
Total minimum lease payments	269
Amount representing interest	(16)
Present value of minimum lease payments	253
Less current portion	(145)
Long-term portion	$ 108

Principal Payments

Principal payments due for financings, including capital leases, over the next six years are as follows (in thousands):

Twelve months ending October 31:	
2006	$ 2,004
2007	1,909
2008	1,888
2009	1,863
2010	1,848
2011	173,310
	182,822
Amount representing interest on capital leases	(16)
	$182,806

7. Income Taxes

Income before income taxes consisted of the following (in thousands):

	Years Ended October 31, 2005	2004	2003
U.S.	$40,625	$ 3,372	$ 9,286
Foreign	6,104	7,205	3,251
	$46,729	$10,577	$12,537

The provision (benefit) for income taxes consisted of the following (in thousands):

	Years Ended October 31, 2005	2004	2003
Current:			
Federal	$ 19,717	$ 9,453	$ 8,924
State	3,754	1,836	2,082
Foreign	2,984	2,599	521
	$ 26,455	$13,888	$11,527
Deferred:			
Federal	$(11,215)	$ (8,291)	$ 275
State	(1,640)	(1,185)	39
Foreign	(110)	559	455
	$(12,965)	$ (8,917)	$ 769
Provision for income taxes	$ 13,490	$ 4,971	$12,296

A reconciliation of taxes computed at the federal statutory income tax rate to the provision for income taxes is as follows (in thousands):

	Years Ended October 31, 2005	2004	2003
Provision computed at the federal statutory rate	$16,355	$3,702	$ 4,388
State income tax, net of federal tax benefit	1,374	423	1,379
Foreign income taxes	802	(234)	—
Valuation allowance	(4,836)	1,239	6,565
Other	(205)	(159)	(36)
	$13,490	$4,971	$12,296

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	Years Ended October 31, 2005	2004
Deferred tax assets:		
Inventories	$ 4,224	$ 1,844
Net operating loss carryforwards	7,076	7,178
Accrued expenses and reserves	7,206	6,400
Deferred revenue	7,874	2,756
Depreciation	1,371	393
Acquisition related items	23,331	21,964
Foreign currency	30	37
Foreign tax credit	—	1,090
Other assets	548	—
Valuation allowance	(20,667)	(25,605)
Total deferred tax assets	30,993	16,057
Deferred tax liabilities:		
Lease receivable	—	(144)
Inventories	(137)	(315)
Foreign currency	(908)	(535)
Unremitted earnings of foreign subsidiaries	(96)	(541)
Other	(819)	(651)
Total deferred tax liabilities	(1,960)	(2,186)
Net deferred tax assets	$ 29,033	$ 13,871

At October 31, 2005, the Company had recorded net deferred tax assets of $29.0 million. The realization of the deferred tax assets is primarily dependent on the Company generating sufficient U.S. and certain foreign taxable income in fiscal years 2006, 2007, and 2008 as forecasted by management. Although realization is not assured, the Company's management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease when the Company reevaluates the underlying basis for its estimates of future taxable income.

At October 31, 2005 and 2004, the Company had recorded a valuation allowance for deferred tax assets of $20.7 million and $25.6 million, respectively. Approximately $4.1 million of deferred tax assets subject to the valuation allowance are attributable to acquisition-related items that, when realized, may reduce goodwill. During the years ended October 31, 2005 and 2004, goodwill was reduced by approximately $0.5 million and $1.2 million, respectively, as a result of a reduction in the valuation allowance for acquisition-related deferred tax assets that were realized.

The Company had aggregate net operating loss carryforwards (NOLs) in various foreign countries of approximately $23.2 million at October 31, 2005. The Company has provided a full valuation allowance on deferred tax assets recorded in connection with the foreign NOLs in countries where management believes that it is more likely than not that such deferred tax assets will not be realized. Approximately $16.0 million of foreign NOLs may be carried forward indefinitely. The remaining balance of approximately $7.2 million of foreign NOLs is subject to limited carryfoward terms of 5 to 15 years. NOLs of $0.7 million, $3.8 million and $1.9 million will expire in 2006, 2007 and 2008, respectively, if not utilized.

The Company reduced tax liabilities by $7.6 million in the year ending October 31, 2005 due to the resolution of certain pre-acquisition tax contingencies. The reduction in tax liabilities resulted in a reduction of goodwill by $6.9 million for tax liabilities recorded for the period prior to our 2002 acquisition and a reduction in the current provision for taxes by $0.7 million related to interest accrued on this tax liability after the acquisition. In addition, during the years ended October 31, 2005 the Company reduced goodwill by approximately $3.3 million, related to other adjustments to valuation allowances established in purchase accounting.

The Company's deferred tax asset valuation allowance decreased $4.9 million and increased $2.2 million in the years ended October 31, 2005 and 2004, respectively.

The Company has not provided U.S. taxes on certain non-U.S. subsidiaries for which the earnings are permanently reinvested. These subsidiaries had accumulated earnings of approximately $0.4 million as of October 31, 2005. No U.S. tax liability would be incurred if these earnings were remitted to the U.S. parent.

8. Stockholders' Equity (Deficit)

Common and Preferred Stock

As of October 31, 2004, the Company was authorized to issue shares of both Voting and Nonvoting Common Stock. The rights and privileges for each share of Nonvoting Common Stock are identical to and rank equally with those of Voting Common Stock except they are nonvoting.

On May 4, 2005 the Company amended its articles of incorporation to authorize 100,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01. The holder of each Common Stock has the right to one vote. The board of directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. At October 31, 2005 and October 31, 2004, there were no shares of Preferred Stock outstanding.

In conjunction with the May 4, 2005 amendment to the articles of incorporation, all shares of Nonvoting Common Stock were converted to shares of Voting Common Stock on a one-for-one basis. Further, all options to purchase shares of Nonvoting Common Stock were converted to options to purchase Voting Common Stock on a one-for-one basis. At October 31, 2005 and 2004, there were 67,646,279 and 56,448,997 shares of Common Stock outstanding.

On May 4, 2005, in connection with the amendment and restatement of our Certificate of Incorporation, the Company converted all Nonvoting shares of Common Stock to Voting shares of Common Stock on a one-for-one basis, with a corresponding effective conversion of all outstanding options to purchase Nonvoting shares of Common Stock and shares reserved for issuance under the Option Plan. As a result of that modification, the Company recognized additional compensation expense of $56,000 that was determined pursuant to FAS 123(R), of which $35,000 was recognized as additional compensation expenses in the year ended October 31, 2005 for vested options to purchase shares of Common Stock.

On May 4, 2005, the Company completed an initial public offering of 15.4 million shares of its Common Stock at a price of $10.00 per share. Of the shares sold, 8.5 million shares, with an aggregate offering price of $85.0 million, were sold by the Company and 9.2 million shares, with an aggregate offering price of $92.1 million were sold by selling stockholders, including the underwriters' over-allotment of 2.3 million shares. The Company received approximately $76.8 million in net proceeds from the offering, of which $72.0 million was used to repay the outstanding principal owed on the second lien loan under the Credit Facility and $2.2 million was used to pay a prepayment premium under the Credit Facility.

On September 23, 2005, the Company completed a follow-on public offering of 13.1 million shares of its Common Stock at a price of $20.78 per share. Of the shares sold, 2.5 million shares, with an aggregate offering price of $51.9 million, were sold by the Company and 10.6 million shares, with an aggregate offering price of $219.8 million were sold by selling stockholders. The Company received approximately $48.7 million in net proceeds from this offering.

On June 30, 2004 the Company paid a dividend to Voting and Nonvoting Common Shareholders of $1.72 per share for an aggregate dividend of $97.4 million.

Restricted Common Stock

The Company has a right to repurchase any or all of 3,910,428 shares of Voting Common Stock sold to the CEO at the original sale price, $0.0333 per share, in the event the CEO ceases to be employed by the Company or any of its subsidiaries. This right lapses at a rate of 20% per year. Upon sale of the Company, any remaining unvested shares will become vested. At October 31, 2005 and 2004, respectively, 1,564,171 and 2,346,257 shares of Voting Common Stock issued to the CEO remained subject to this lapsing repurchase right.

The Company has the right to repurchase any or all of 1,929,145 shares of Voting Common Stock sold to 11 executives of the Company pursuant to the Company's 2002 Securities Purchase Plan at the lesser of the original sale price, $0.0333 per share, or the fair value on the date of separation in the event that the executives cease to be employed by the Company or any of its subsidiaries. This right lapses at a rate of 20% per year. Upon the sale of the Company, all remaining unvested shares will become vested. At October 31, 2005 and 2004, respectively, 437,969 and 719,522 shares of Voting Common Stock remained subject to this lapsing repurchase right.

Pursuant to APB No. 25 the Company recorded deferred stock-based compensation of $446,000 in connection with several sales of Voting Common Stock to the executives before October 31, 2003. The deferred stock-based compensation represents the difference between the fair value of the Company's Voting Common Stock for accounting purposes and the original sale price. The Company amortized the deferred stock-based compensation to expense on a straight-line basis over the vesting period through April 30, 2005. The Company ceased amortization of this stock-based compensation pursuant to APB No. 25 on April 30, 2005 upon adoption of SFAS 123(R). During the years ended October 31, 2005, 2004 and 2003, the Company recorded $52,000, $63,000 and $81,000 of stock compensation expense, which was included in general and administrative expenses in the accompanying consolidated statements of operations.

During the year ended October 31, 2004, several executives ceased to be employed by the Company and the Company repurchased 446,658 unvested shares of Voting Common Stock for $15,000. As a result, deferred compensation of $139,000 previously recognized pursuant to APB No. 25 related to the repurchased shares was reversed. During the year ended October 31, 2004, the Company recognized $337,000 in stock based compensation pursuant to APB No. 25 as a result of a modification to accelerate vesting on a portion of various executives' unvested shares upon departure from the Company, which was included in general and administrative expenses in the accompanying consolidated statements of operations.

A summary of the status of the Restricted Common Stock nonvested shares as of October 31, 2005 and changes during the year then ended is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at November 1, 2004	5,087,570	$0.06
Granted	—	—
Vested	(3,022,862)	0.06
Forfeited	(62,568)	0.06
Nonvested at October 31, 2005	2,002,140	0.06

Stock Option Plans

As of October 31, 2005, the Company had a total of 3,478,245 stock options outstanding with a weighted average exercise price of $8.60 per share. The number of securities that remained available for future grants was 1,227,735 as of October 31, 2005.

New Founders' Stock Option Plan

On April 30, 2003, the Company adopted the New Founders' Stock Option Plan (the "Option Plan") for executives and employees of the Company. A total of 1,500,000 shares of the Company's Nonvoting Common Stock had been reserved for issuance under the Option Plan. On May 4, 2005, in connection with the amendment and restatement of the Company's Certificate of Incorporation, the Company converted all Nonvoting shares of Common Stock to Voting shares of Common Stock on a one-for-one basis, with a corresponding effective conversion of all outstanding options to purchase shares of Nonvoting Common Stock and shares reserved for issuance under the Option Plan. The Company received no consideration as a result of this transaction. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the day of grant. Those option awards generally vest over a period of five years from the date of grant and have a maximum term of ten years.

A summary of activity in the Option Plan and related information is as follows:

	Years Ended October 31,							
	2005				2004		2003	
Options	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
Balance beginning of year	1,292,940	$ 3.06			668,420	$3.05	—	$ —
Options granted	187,000	10.00			742,000	3.07	715,300	3.05
Options exercised	(99,495)	3.05			(14,525)	3.05	(5,000)	3.05
Options cancelled	(111,400)	3.08			(102,955)	3.05	(41,880)	3.05
Balance end of year	1,269,045	4.13	8.29	$24,200,000	1,292,940	3.06	668,420	3.05
Vested or expected to vest at October 31, 2005	1,118,029	$ 4.13	8.29	$21,320,000				
Exercisable at end of year	438,615	$ 3.09	8.04	$ 8,819,000	256,045	$3.05	162,120	$3.05

The weighted-average grant-date fair value of options granted for Common Stock was $6.18, $1.42 and $0.002 during the years ended October 31, 2005, 2004 and 2003, respectively. At October 31, 2005, 2004 and 2003, respectively, zero, 3,240 and 5,000 shares of Common Stock were subject to repurchase within 90 days of the stockholders' termination of employment. At October 31, 2005 and 2004, the Company had reserved 1,380,980 and 1,480,475 shares, respectively, of Common Stock for issuance under the Option Plan. The total intrinsic value of options exercised during the year ended October 31, 2005 was $1.4 million.

Pursuant to EITF 00-23, *Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44,* the $97.4 million dividends paid on June 30, 2004 to voting and nonvoting Common Stockholders constituted an equity restructuring. As a result, the Company adjusted the exercise price of outstanding stock options in order to maintain the ratio of the fair value of common stock to the exercise price of the options before and after the dividend. As a result, this modification to the outstanding stock options has no accounting consequence. However, since the Company did not adjust the number of outstanding stock options to maintain the negative intrinsic value, cancellation accounting is applicable to the 429,615 additional stock options that would have been necessary to maintain the negative intrinsic value. However, no issuance of stock options has occurred through April 30, 2005, the date of option of SFAS 123(R), that would result in a charge for cancellation accounting.

In connection with the issuance of options to purchase shares of Nonvoting Common Stock in the years ended October 31, 2005 and 2004, the Company recorded deferred stock-based compensation of $298,000 and zero, respectively, pursuant to APB No. 25. The deferred stock-based compensation represents the difference between the fair value of the Company's Nonvoting Common Stock for accounting purposes and the original exercise price on the date of grant. The Company amortized the deferred stock-based compensation to expense on a straight-line basis over the vesting period through April 30, 2005. The Company ceased amortization of this stock-based compensation pursuant to APB No. 25 on April 30, 2005 upon adoption of SFAS 123(R). During the year ended October 31, 2005, the Company recorded stock compensation expense pursuant to APB No. 25 of $15,000 related to these options.

As of October 31, 2005, pursuant to FAS 123(R) there was $1.8 million of total unrecognized compensation cost related to nonvested shared-based compensation arrangements granted under the Option Plan. The cost is expected to be recognized over a weighted-average period of 2.25 years. The total fair value of shares vested during the year ended October 31, 2005 was $344,000.

Directors' Stock Option Plan

In January, 2005, the Company adopted the Outside Directors' Stock Option Plan (the "Directors' Plan") for members of the Board of Directors of the Company who are not employees of the Company or representatives of major stockholders of the Company. A total of 225,000 shares of the Company's Voting Common Stock have been reserved for issuance under the Directors' Plan. The Directors' Plan provides for a grant to each director, upon initial appointment to the board, options to purchase 30,000 shares of Voting Common Stock and, each year thereafter, options to purchase an additional 7,500 shares of Voting Common Stock. Stock options granted generally vest over a period of four years from the date of grant and have a maximum term of seven years.

A summary of activity in the Directors' Plan and related information is as follows:

	Year Ended October 31, 2005			
Options	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Options granted	90,000	$10.00		
Options exercised	—			
Options cancelled	—			
Balance end of year	90,000	$10.00	6.22	$1,188,000
Vested or expected to vest at October 31, 2005	90,000	$10.00	6.22	$1,188,000
Exercisable at end of year	—	$ —	—	$ —

The weighted-average fair value of options granted for the Directors' Plan during the year ended October 31, 2005 was $6.18. The Company has reserved 225,000 shares of Voting Common Stock for issuance under the Directors' Plan of which 135,000 are available for grant. The total intrinsic value of options exercised during the year ended October 31, 2005 was zero as there were no exercises during the year.

In connection with the issuance of options to purchase shares of Voting Common Stock in the year ended October 31, 2005, the Company recorded deferred stock-based compensation of $144,000 pursuant to APB No. 25. The deferred stock-based compensation represents the difference between the fair value of the Company's Voting Common Stock for accounting purposes and the original exercise price on the date of grant. The Company amortized the deferred stock-based compensation to expense on a straight-line basis over the vesting period through April 30, 2005. The Company ceased amortization of this stock-based compensation pursuant to APB No. 25 on April 30, 2005 upon adoption of FAS 123(R). During the year ended October 31, 2005, the Company recorded $11,000 of stock compensation expense pursuant to APB No. 25 for these options, which was included in general and administrative expenses in the accompanying consolidated statements of operations.

As of October 31, 2005, pursuant to FAS 123(R) there was $0.4 million of total unrecognized compensation cost related to nonvested shared-based compensation arrangements granted under the Directors' Plan. The cost is expected to be recognized over a weighted-average period of 3.25 years. The total fair value of shares vested during the year ended October 31, 2005 was zero as no shares vested during the period.

Equity Incentive Option Plan

On April 29, 2005, the Company adopted the 2005 Equity Incentive Option Plan (the "EIP Plan") for executives, employees of the Company and other individuals who perform services to the Company. A total of 3,100,000 shares of the Company's Common Stock have been reserved for issuance under the EIP Plan. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the day of grant. Those options generally vest over a period of four years from the date of grant and have a maximum term of seven years.

The following table summarizes option activity under the EIP Plan during the year ended October 31, 2005:

	Year Ended October 31, 2005			
Options	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at November 1, 2004	—	$ —		
Options granted	2,221,700	11.18		
Options exercised	—			
Options cancelled	(102,500)	10.00		
Balance at end of year	2,119,200	$11.21	$6.53	$25,403,000
Vested or expected to vest at October 31, 2005	1,909,399	$11.21	6.53	$22,888,000
Exercisable at end of year	—	$ —		$ —

The weighted-average grant-date fair value options granted during the year ended October 31, 2005 was $5.35. The total intrinsic value of options exercised during the year ended October 31, 2005 was zero as there were no exercises during the period.

As of October 31, 2005, pursuant to FAS 123(R) there was $10.2 million of total unrecognized compensation cost related to nonvested shared-based compensation arrangements granted under the EIP Plan. The cost is expected to be recognized over a weighted-average period of 3.5 years. The total fair value of shares vested during the year ended October 31, 2005 was zero as no shares vested during the period.

The total cash received from employees as a result of employee stock option exercises under all plans for the year ended October 31, 2005 was $312,000. In connection with these exercises, the tax benefits realized by the Company for fiscal 2005 were $441,000.

The Company estimates the grant-date fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R) and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the weighted-average assumptions noted in the following table. Expected volatility of the stock is based on the Company's peer group in the industry in which it does business because the Company does not have sufficient historical volatility data for its own stock. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the US Treasury zero-coupon issues with a remaining term equal to the expected term of the options used in the Black-Scholes valuation model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS 123(R). The Company's assumptions subsequent to adoption of FAS 123(R) are as follows:

	Year Ended October 31, 2005
Expected term of the options	4 years
Risk-free interest rate	4.3%
Expected stock price volatility	58%
Expected dividend rate	0.0%

Warrants

On June 28, 2004 warrants to purchase 2,577,102 shares of Voting Common Stock issued in conjunction with a previous debt financing with two stockholders, were exercised for consideration deemed paid on issuance of the debt.

9. Net Income (Loss) per Common share

Basic income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted net income (loss) per common share data is computed using the weighted average number of common shares outstanding plus the effect of common stock equivalents, unless the common stock equivalents are antidilutive.

The following details the computation of the income (loss) per common share (in thousands, except per share data):

	Years Ended October 31,		
	2005	2004	2003
Basic and diluted net income (loss) per share:			
Numerator:			
Net income (loss) attributable to common stockholders	$33,239	$ 647	$ (6,675)
Denominator:			
Weighted-average shares of voting and non voting common stock outstanding	60,989	54,891	54,087
Less: weighted-average shares subject to repurchase	(2,671)	(4,166)	(5,218)
Weighted-average shares used in computing basic net income per common share	58,318	50,725	48,869
Add dilutive securities:			
Weighted-average shares subject to repurchase	2,671	4,166	—
Warrants to purchase voting common stock	—	1,697	—
Stock options	471	—	—
Weighted-average shares used in computing diluted net income (loss) per common share	61,460	56,588	48,869
Net income (loss) per common share:			
Basic	$ 0.57	$ 0.01	$ (0.14)
Diluted	$ 0.54	$ 0.01	$ (0.14)

As of October 31, 2003 options to purchase 668,420 shares of Nonvoting Common Stock and warrants to purchase 2,577,102 share of Voting Common Stock were outstanding. Due to the anti-dilutive nature of these options and warrants, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As of October 31, 2005 and 2004, options to purchase 250,500 and 1,292,940 shares of Common Stock were excluded from the calculation of weighted average shares for diluted net income per share as they were anti-dilutive. The effect of potentially dilutive securities from shares subject to repurchase of 5,218,000 for the year ended October 31, 2003 were not included in the computation of diluted net income (loss) per share as the effect is antidilutive due to net loss. Prior to redemption in fiscal 2003, Class A Preferred Stock had been excluded from the determination of fully diluted net income per share due to the contingent nature of the conversion right.

10. Commitments and Contingencies

Commitments

The Company leases certain real and personal property under noncancelable operating leases. Additionally, the Company subleases certain real property to third parties. Future minimum lease payments and sublease rental income under these leases as of October 31, 2005, were as follows (in thousands):

	Minimum Lease Payments	Sublease Rental Income	Net Minimum Lease Payments
Twelve months ending October 31:			
2006	$ 6,203	$ (379)	$ 5,824
2007	4,045	(248)	3,797
2008	3,176	(214)	2,962
2009	1,752	(222)	1,530
2010	694	(19)	675
Thereafter	84	—	84
	$15,954	$(1,082)	$14,872

Certain leases require the Company to pay property taxes, insurance and routine maintenance, include rent escalation clauses and options to extend the term of certain leases. Rent expense was approximately $7.7 million, $6.6 million and $6.4 million for the years ended October 31, 2005, 2004 and 2003, respectively. Sublease rental income was approximately $147,000, $500,000 and $422,000 for the years ended October 31, 2005, 2004 and 2003, respectively.

Contingencies

Manufacturing Agreements

The Company works on a purchase order basis with third-party contract manufacturers with facilities in China, Mexico, Singapore, and Brazil to manufacture substantially all of the Company's inventories. The Company provides each manufacturer with a master purchase order on a monthly basis, which constitutes a binding commitment by the Company to purchase materials produced by the manufacturer as specified in the master purchase order. The total amount of purchase commitments as of October 31, 2005 and 2004 was approximately $18.6 million and $37.4 million, respectively, and are generally paid within one year. Of this amount, $1.9 million and $1.1 million has been recorded in other current liabilities in the accompanying consolidated balance sheets as of October 31, 2005 and 2004, respectively, because the commitment may not have future value to the Company.

Employee Health and Dental Costs

The Company is primarily self-insured for employee health and dental costs, but has stop-loss insurance coverage to limit per-incident liability. The Company believes that adequate accruals are maintained to cover the retained liability. The accrual for self-insurance is determined based on claims filed and an estimate of claims incurred but not yet reported.

Litigation

The Company is subject to various legal proceedings related to patent, commercial, customer, and employment matters that have arisen during the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, the Company's management has determined, based upon the information available at the date of these financial statements, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Brazilian State Tax Assessment

The Company's Brazilian subsidiary is the subject of a tax assessment regarding a Brazilian state value added tax ("VAT"), for the periods from January 2000 to December 2001 related to products supplied to us by a contract manufacturer.

The assessment relates to an asserted deficiency of 6.4 million Brazilian reais (approximately $2.9 million) including interest and penalties. The tax assessment was based on a clerical error in which the Company's Brazilian subsidiary omitted the required tax exemption number on its invoices. Management does not expect that the Company will ultimately incur a material liability in respect of this assessment, because they believe, based in part on advice of the Company's Brazilian tax counsel, that the Company will prevail in the proceedings relating to this assessment. On May 25, 2005, the Company had an administrative hearing with respect to this audit. Management expects to receive the decision of the administrative judges sometime during December 2005 or January 2006. In the event the Company receives an adverse ruling from the administrative body, the Company will decide whether or not to appeal and would reexamine the determination as to whether an accrual is necessary.

It is currently uncertain what impact the state tax examination may have with respect to the Company's use of a corresponding exemption to reduce the Brazilian federal VAT.

11. Related-Party Transactions

For the years ended October 31, 2005, 2004 and 2003, respectively, the Company recorded $125,000, $250,000 and $250,000 of management fees payable to GTCR Golder Rauner, L.L.C., an affiliate of a stockholder. These fees are included in general and administrative expenses in the accompanying consolidated statements of operations. Upon the closing of the Company's public offering, the management fees ceased.

The Company recorded amortization of the debt issuance costs of zero, $219,000 and $404,000 for the years ended October 31, 2005, 2004 and 2003 related to a debt placement fee paid to GTCR Golder Rauner, L.L.C, which is included in interest expense, net in the accompanying consolidated statements of operations. The debt amortization ceased on June 30, 2004 when the Company repaid the debt and the remaining unamortized costs were included in the determination of loss on debt extinguishment in other income (expenses), net in the accompanying consolidated statements of operations. In June 2004, the Company paid a placement fee of $2,920,000 to GTCR Golder Rauner, L.L.C., for services related to the new Credit Facility described in Note 6. The debt issuance costs are being amortized over the term of the related debt. The Company recorded amortization of debt issuance costs related to these costs of $282,000 and $98,000, respectively, for the years ended October 31, 2005 and 2004, which is included in interest expense, net in the accompanying consolidated statements of operations. In the year ended October 31, 2005, the Company made prepayments on the Credit Facility and $712,000 of the unamortized debt issuances related to the placement fee was written off. As of October 31, 2005, the balance of unamortized debt issuance costs related to the placement fee is $1,830,000.

For the years ended October 31, 2005, 2004 and 2003, respectively, the Company accrued zero, $5.2 million, and $7.8 million of interest on promissory notes payable to stockholders. The Company repaid the balance of the debt and accrued interest on June 30, 2004. In connection with the repayment of the debt, the Company paid an early termination fee of $1,200,000 to the stockholders that have been included as part of the loss on debt extinguishment included in other income (expense), net in the accompanying consolidated statements of operations.

For the years ended October 31, 2005, 2004 and 2003, respectively, the Company recorded $152,000, $1.2 million and $617,000, of expenses paid to affiliates in connection with services they provided or arranged, which are included in general and administrative expenses in the accompanying statements of operations.

12. Restructuring Charges

In connection with the acquisition of VeriFone Inc. by the Company on July 1, 2002, the Company assumed the liability for a restructuring plan. As of October 31, 2005, the remaining accrued restructuring balance represents primarily future facilities lease obligations, net of estimated future sublease income, which is expected to be paid through 2007.

Activities related to the restructuring liability are as follows (in thousands):

	Facilities	Other	Total
Balance at October 31, 2003	$ 3,019	$ 189	$ 3,208
Adjustments	264	—	264
Cash payments	(1,248)	(111)	(1,359)
Balance at October 31, 2004	2,035	78	2,113
Adjustments	95	—	95
Cash payments	(930)	(18)	(948)
Balance at October 31, 2005	$ 1,200	$ 60	$ 1,260

In connection with acquisition of the of the assets of the GO Software business from Return on Investment Corporation on March 1, 2005, the Company accrued in the purchase price allocation $313,000 of restructuring costs related to the integration of GO Software's Savannah helpdesk facility with the Company's helpdesk facility in Clearwater, Florida, of which $229,000 has been paid as of October 31, 2005.

At October 31, 2005 and 2004, $849,000 and $1,327,000 of the restructuring liability was included in other current liabilities and $495,000 and $786,000 was included in other long-term liabilities in the accompanying consolidated balance sheets.

13. Employee Benefit Plans

The Company maintains a defined contribution 401(k) plan that allows eligible employees to contribute up to 20% of their pretax salary up to the maximum allowed under Internal Revenue Service regulations. Discretionary employer matching contributions of $1.8 million, $1.7 million, and $1.6 million were made to the plan during the years ended October 31, 2005, 2004 and 2003.

Pursuant to a compensation plan established by Gores for the benefit of certain employees prior to the acquisition described in Note 3, the Company paid a total of $4.2 million subsequent to the acquisition, of which $2.4 million was reimbursed by Gores. Under the plan, payments to participants were subject to meeting certain continuing employment milestones from the date of acquisition through the subsequent 12-month period. The Company recognized $1.5 million of compensation expense during the year ended October 31, 2003. Reimbursements received from Gores were recorded as capital contributions, of which $1.1 million was received during the year ended October 31, 2003 as reflected in the accompanying consolidated statement of stockholders' equity (deficit) and comprehensive income (loss). All plan payments were made prior to October 31, 2003.

14. Segment and Geographic Information

The Company is primarily structured in a geographic manner. The Company's Chief Executive Officer is identified as the Chief Operating Decision Maker ("CODM") as defined by SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*. The CODM reviews consolidated financial information on revenues and gross profit percentage for System Solutions and Services. The CODM also reviews operating expenses, certain of which are allocated to the Company's two segments described below.

Segment Information

The Company operates in two business segments: i) North America, and ii) International. The Company defines North America as the United States and Canada, and International as the countries in which we make sales outside the United States and Canada.

Net revenues and operating income of each business segment reflect net revenues generated within the segment, standard cost of System solutions net revenues, actual cost of Services net revenues and expenses that directly benefit only that segment. Corporate revenues and operating loss reflect amortization of intangible assets, in-process research and development expense, stock-based compensation expense, and amortization of step ups in the fair value of inventories, equipment and improvements and deferred revenue resulting from acquisitions. Corporate loss also reflects the difference between the actual and standard cost of system solutions net revenues and shared operating costs that benefit both segments, predominately research and development expenses and centralized supply chain management.

The following table sets forth net revenues and operating income for the Company's segments (in thousands):

	Years Ended October 31,		
	2005	2004	2003
Revenues:			
North America	$289,720	$254,010	$234,828
International	196,347	136,597	106,064
Corporate	(700)	(519)	(1,561)
Total revenues	$485,367	$390,088	$339,331
Operating income:			
North America	$104,867	$ 84,471	$ 75,845
International	37,375	21,450	15,425
Corporate	(74,054)	(70,878)	(69,834)
Total operating income	$ 68,188	$ 35,043	$ 21,436

The Company's long-lived assets which consist primarily of equipment and improvements, net by segment were as follows (in thousands):

	October 31,	
	2005	2004
North America	$5,110	$5,189
International	1,715	833
	$6,825	$6,022

The Company's goodwill by segment was as follows (in thousands):

	October 31,	
	2005	2004
North America	$34,973	$40,397
International	12,287	12,827
	$47,260	$53,224

The Company's total assets by segment were as follows (in thousands):

	October 31,	
	2005	2004
North America	$274,746	$198,756
International	54,625	46,863
	$329,371	$245,619

The Company's depreciation expense by segment was as follows (in thousands):

	Years Ended October 31,		
	2005	2004	2003
North America	$3,353	$2,340	$1,283
International	338	111	50
	$3,691	$2,451	$1,333

Geographic Information

The Company's revenues by geographic area were as follows (in thousands):

	Years Ended October 31,		
	2005	2004	2003
United States	$280,126	$248,853	$228,938
Canada	8,894	4,638	3,329
Latin America	71,265	44,557	39,837
Europe	88,995	61,474	39,311
Asia	36,087	30,566	27,916
	$485,367	$390,088	$339,331

Revenues are allocated to the geographic areas based on the shipping destination of customer orders. Corporate revenues are included in the United States geographic area revenues.

The Company's long-lived assets exclusive of inter-company accounts, were as follows (in thousands):

	October 31,	
	2005	2004
United States	$5,110	$5,189
Americas, excluding the United States	633	530
Europe	1,074	285
Asia	8	18
	$6,825	$6,022

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last two fiscal years.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.*

With the participation of our Chief Executive Officer and Chief Financial Officer, management has carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2005.

(b) *Changes in internal control over financial reporting.*

No change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of our fiscal year ended October 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

In addition to the information set forth under the caption "Executive Officers" in Part I of this Form 10-K, the information required by this Item will be in our definitive Proxy Statement for the 2006 Annual Meeting of Stockholders to be held on March 22, 2006 (2006 Proxy Statement), which will be filed within 120 days of the end of our fiscal year ended October 31, 2005 and is incorporated herein by reference.

Certain documents relating to the registrant's corporate governance, including the Code of Business and Ethics, which is applicable to the registrant's directors, officers and employees and the charters of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee of the registrant's Board of Directors, are available on the registrant's website at *http://www.verifone.com*.

ITEM 11. EXECUTIVE COMPENSATION

Information relating to the registrant's executive officer and director compensation will be in the 2006 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLD MATTERS

Information relating to security ownership of certain beneficial owners of the registrant's common stock and information relating to the security ownership of the registrant's management will be in the 2006 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions will be in the 2006 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accountant fees and services will be in the 2006 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

The consolidated financial statements required to be filed in the Annual Report on Form 10-K are listed in Item 8 hereof.

2. Exhibits

The documents set forth below are filed herewith or incorporated by reference to the location indicated.

Exhibit Number	Description
3.1(4)	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2(5)	Form of Amended and Restated Bylaws of the Registrant
4.1(3)	Specimen Common Stock Certificate
10.1(2)	Purchase Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co- Invest, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P.
10.1.1(4)	Form of Amendment No. 1 to Purchase Agreement
10.2(2)	Stockholders Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co- Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P., VF Holding Corp. and the executives who are parties thereto
10.2.1(4)	Form of Amendment to Stockholders Agreement
10.3(1)	Registration Rights Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., and TCW Leveraged Income Trust IV, L.P., VF Holding Corp., Jesse Adams, William Atkinson, Douglas G. Bergeron, Nigel Bidmead, Denis Calvert, Donald Campion, Robert Cook, Gary Grant, Robert Lopez, James Sheehan, David Turnbull and Elmore Waller
10.4(1)	Amendment to Registration Rights Agreement, dated as of November 30, 2004, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., Douglas Bergeron, DGB Investments, Inc., The Douglas G. Bergeron Family Annuity Trust, The Sandra E. Bergeron Family Annuity Trust and The Bergeron Family Trust
10.5(1)	Senior Management Agreement, dated as of July 1, 2002, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.5.1(2)	Amendment to Senior Management Agreement, dated as of June 29, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.6(1)	Amendment to Senior Management Agreement, dated as of December 27, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas Bergeron
10.7(1)	2002 Securities Purchase Plan
10.8(1)	New Founders' Stock Option Plan

Exhibit Number	Description
10.9(1)	Credit Agreement, dated as of June 30, 2004, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc., the lenders, Bank of America, N.A., as Administrative Agent for the Lenders, Collateral Agent for the Senior Lenders, Swing Line Lender and L/C Issuer, Bank of America, N.A., as Collateral Agent for the Second Lien Lenders, Credit Suisse First Boston, Cayman Islands Branch, as Syndication Agent, and Wells Fargo Bank, N.A., as Documentation Agent
10.9.1(2)	First Amendment to Credit Agreement, dated as of March 23, 2005, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc. and Bank of America, N.A., as Administrative Agent
10.9.2(7)	Second Amendment to Credit Agreement, dated as of Septmber 7, 2005, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc. and Bank of America, N.A., as Administrative Agent (previously filed)
10.10(1)	Security Agreement, dated as of June 30, 2004, among VeriFone Holdings, Inc., VeriFone Intermediate Holdings, Inc., VeriFone, Inc. and Bank of America, N.A., as Senior Collateral Agent
10.11(1)	Pledge Agreement, dated as of June 30, 2004, among VeriFone Holdings, Inc., VeriFone Intermediate Holdings, Inc., VeriFone, Inc. and Bank of America, N.A., as Senior Collateral Agent
10.12(1)	Change in Control Severance Agreement, effective July 1, 2004, between VeriFone Holdings, Inc. and Barry Zwarenstein
10.13(3)	Outside Directors' Stock Option Plan
10.14(1)	Patent License Agreement, effective as of November 1, 2004, by and between NCR Corporation and VeriFone, Inc.
10.15(6)	2005 Employee Equity Incentive Plan
10.16(5)	Form of Indemnification Agreement
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of the Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of the Chief Executive Officer and the Chief Financial Officer as required by Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

(1) Filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed February 23, 2005

(2) Filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed March 28, 2005

(3) Filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 18, 2005

(4) Filed as an exhibit to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 21, 2005

(5) Filed as an exhibit to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 29, 2005

(6) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-124545), filed May 2, 2005

(7) Filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-127998), filed September 14, 2005

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Annual Report on Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized.

VERIFONE HOLDINGS, INC.

By: /S/ DOUGLAS G. BERGERON
Douglas G. Bergeron, *Chairman of the Board of Directors and Chief Executive Officer*

December 20, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DOUGLAS G. BERGERON Douglas G. Bergeron	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	December 20, 2005
/s/ BARRY ZWARENSTEIN Barry Zwarenstein	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	December 20, 2005
/s/ CRAIG A. BONDY Craig A. Bondy	Director	December 20, 2005
/s/ JAMES C. CASTLE James C. Castle	Director	December 20, 2005
/s/ LESLIE DENEND Leslie Denend	Director	December 20, 2005
/s/ ROBERT B. HENSKE Robert B. Henske	Director	December 20, 2005
/s/ COLLIN E. ROCHE Collin E. Roche	Director	December 20, 2005
/s/ DANIEL TIMM Daniel Timm	Director	December 20, 2005

Exhibit 21.1

Subsidiaries of the Registrant

The chart below lists all current subsidiaries of VeriFone Holdings, Inc.

Legal name	State or Jurisdiction of Incorporation or Organization
VeriFone Intermediate Holdings, Inc.	Delaware
VeriFone, Inc.	Delaware
VeriFone (Argentina) S.A.	Argentina
VeriFone Australia Pty. Limited	Australia
VeriFone do Brasil LTDA	Brazil
Verifone Canada Limited	Canada
VeriFone SA	France
VeriFone Hong Kong Limited	Hong Kong
VeriFone North Asia Limited	Hong Kong
VeriFone S.r.l.	Italy
VeriFone India Private Limited	India
VeriFone Ltd. (Malta)	Malta
VeriFone S.A. de C.V.	Mexico
VeriFone B.V.	Netherlands
VeriFone Sp.z.o.o	Poland
VeriFone Shanghai Co. Ltd.	PRC
VeriFone Singapore Pte. Ltd.	Singapore
VeriFone Systems Pte. Ltd.	Singapore
VeriFone (South Africa) Pty. Ltd.	South Africa
VeriFone España, S.A.	Spain
VeriFone (UK) Limited	United Kingdom

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-124545) pertaining to the VeriFone Holdings, Inc. New Founders' Stock Option Plan, the VeriFone Holdings, Inc. Outside Directors' Stock Option Plan and the VeriFone Holdings, Inc. 2005 Employee Equity Incentive Plan of our report dated December 16, 2005 with respect to the consolidated financial statements of VeriFone Holdings, Inc. included in this Annual Report (Form 10-K) for the year ended October 31, 2005.

San Francisco, California
December 16, 2005

/s/ Ernst & Young LLP

Exhibit 31.1

CERTIFICATION

I, Douglas G. Bergeron, Chief Executive Officer of VeriFone Holdings, Inc. certify that:

1. I have reviewed this Annual Report on Form 10-K of VeriFone Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 20, 2005

By: /s/ DOUGLAS G. BERGERON
Douglas G. Bergeron
Chairman and Chief Executive Officer

CERTIFICATION

I, Barry Zwarenstein, Chief Financial Officer of VeriFone Holdings, Inc. certify that:

1. I have reviewed this Annual Report on Form 10-K of VeriFone Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 20, 2005

By: /s/ BARRY ZWARENSTEIN
Barry Zwarenstein
Senior Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Douglas G. Bergeron, Chief Executive Officer, and I, Barry Zwarenstein, Chief Financial Officer, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Report of VeriFone Holdings, Inc. (the "Company") on Form 10-K for the annual period ended October 31, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 20, 2005

By: /s/ DOUGLAS G. BERGERON
Douglas G. Bergeron
Chairman and Chief Executive Officer

By: /s/ BARRY ZWARENSTEIN
Barry Zwarenstein
Senior Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

STOCKHOLDER INFORMATION

Board of Directors

Douglas G. Bergeron
Chairman of the Board and Chief Executive Officer

Craig Bondy
Principal, GTCR Golder Rauner, LLC

Dr. James C. Castle
President and Chief Executive Officer, Castle Information Technologies, LLC

Dr. Leslie G. Denend
Former President, Network Associates, Inc. (now McAfee, Inc.)

Robert Henske
Senior Vice President and General Manager, Consumer Tax Group, Intuit Inc.

Collin Roche
Principal, GTCR Golder Rauner, LLC

Daniel Timm
Principal, GTCR Golder Rauner, LLC

Executive Officers

Douglas G. Bergeron
Chairman of the Board and Chief Executive Officer

Barry Zwarenstein
Senior Vice President and Chief Financial Officer

Jesse Adams
Executive Vice President, North America Sales

William Atkinson
Executive Vice President, Global Marketing and Business Development

David Turnbull
Executive Vice President, Operations

Elmore Waller
Executive Vice President, Integrated Solutions

Investor Information and Annual Report on Form 10-K

Copies of the company's Annual Report on Form 10-K and other information about the company, including all quarterly earnings releases and financial filings of the company, can be accessed via the company's Web site at http://www.verifone.com/.

Common Stock

VeriFone's common stock is listed on the New York Stock Exchange and trades under the ticker symbol "PAY".

Transfer Agent and Registrar

Questions from registered stockholders of VeriFone Holdings, Inc. regarding lost or stolen stock certificates, changes of address and other issues related to registered share ownership should be addressed to:

Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Phone: 1-781-575-2000
http://www.computershare.com/

Company Headquarters

VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110
Phone: 1-408-232-7800

Independent Registered Public Accounting Firm

Ernst & Young LLP
San Francisco, California

SEC Certifications

The certifications by the Chief Executive Officer and Chief Financial Officer of VeriFone Holdings, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the company's 2005 Annual Report on Form 10-K.

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